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08040778

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Aquiline Resources Inc.
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Dennis Gibson, Chief Financial Officer
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

03839N 10
(CUSIP Number of Class of Securities (if applicable))

Crystal Gordon, Davis Graham & Stubbs LLP, 1550 Seventeenth St., Suite 500
Denver, CO 80202 (303) 892-7390)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

10/02/07
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

DENNIS GIBSON - CHIEF FINANCIAL OFFICER

(Name and Title)

February 27, 2008

(Date)

AQUILINE RESOURCES INC.

Exhibit Index

Exhibit A: Disclosure Documents
Exhibit B: Aquiline Resources Inc. Press Release dated October 2, 2007
Exhibit C: Absolute Press Release dated September 26, 2007

ABSOLUT

RESOURCES CORP.

NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS OF ABSOLUT RESOURCES CORP.

- and -

MANAGEMENT INFORMATION CIRCULAR

Meeting to be held on March 5, 2008

Management Information Circular
dated February 6, 2008

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

EXHIBIT A

LETTER TO SHAREHOLDERS OF ABSOLUT RESOURCES CORP.

February 6, 2008

Dear Shareholder:

You are invited to attend the special meeting (the "**Meeting**") of the holders (the "**Absolut Shareholders**") of common shares (the "**Absolut Shares**") of Absolut Resources Corp. ("**Absolut**") to be held at the Toronto Board of Trade, Rideout Room, 1 First Canadian Place, Toronto, Ontario, Canada on March 5, 2008, at 4:00 p.m. (Toronto time) for the purposes set forth in the accompanying notice of special meeting (the "**Notice of Meeting**"). At the Meeting, Absolut Shareholders will be asked to consider and vote upon matters of special business concerning a proposed amalgamation (the "**Amalgamation**") involving Absolut, Aquiline Resources Inc. ("**Aquiline**") and 41310 Yukon Inc. ("**Aquiline Sub**"), a wholly-owned subsidiary of Aquiline, whereby Absolut and Aquiline Sub will amalgamate pursuant to the *Business Corporations Act* (Yukon) and continue as one corporation to be named Absolut Resources Inc. ("**Amalco**") and whereby holders of Absolut Shares and rights to acquire Absolut Shares will be issued common shares in the capital of Aquiline (the "**Aquiline Shares**") and rights to acquire Aquiline Shares. Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Aquiline.

Subject to the terms and conditions contained in the amalgamation agreement (the "**Amalgamation Agreement**") entered into between Absolut, Aquiline and Aquiline Sub, the purchase price (the "**Offer Price**") for the Absolut Shares shall be satisfied through the issuance of that number of Aquiline Shares, so as to achieve an exchange ratio of ten Absolut Shares for each one Aquiline Share (the "**Exchange Ratio**"), provided that if, on the date of the Meeting, the Exchange Ratio calculated with reference to the 5 Day VWAP of Aquiline and Absolut is not 10:1, the Exchange Ratio shall be adjusted upwards or downwards proportionately to reflect the ratio obtained by dividing the 5 Day VWAP of Aquiline into the 5 Day VWAP of Absolut, provided that the adjustment shall not result in an Exchange Ratio of greater than 11:1 or less than 9:1. "**5 Day VWAP**" means the 5 day volume weighted average trading price of the Absolut Shares or Aquiline Shares, as the case may be, calculated by dividing the total value by the total volume of securities traded for the 5 trading days immediately preceding the date of the Meeting. In addition, (a) all outstanding and unexpired options and warrants of Absolut and other rights to acquire Absolut Shares will be exchanged for options, warrants and rights of Aquiline to acquire such number of Aquiline Shares as is reflective of the Exchange Ratio and otherwise governed by substantially the same terms and conditions (including vesting, expiration and exercise or conversion price, as applicable) as are currently in effect; and (b) upon receipt of all required lender and other approvals and consents, the outstanding third-party indebtedness of Absolut would be assumed, directly or indirectly, by Aquiline. Following the Amalgamation, the Absolut Shareholders and holders of rights to acquire Absolut Shares will hold approximately 4.9% of the issued and outstanding Aquiline Shares on a fully diluted basis.

For the Amalgamation to proceed, the Amalgamation must be approved by a special resolution passed by a two-thirds majority of the votes cast by Absolut Shareholders represented in person or by proxy at the Meeting. In addition, the Amalgamation must be approved by a majority of the votes cast by Absolut Shareholders, other than votes attaching to Absolut Shares beneficially owned or controlled by an "interested party" or a "related party" of an interested party (as defined in Ontario Securities Commission Rule 61-501). The approval of Aquiline as the sole shareholder of Aquiline Sub will also be required for the Amalgamation to proceed. If such approvals are not obtained, the Amalgamation will not proceed.

The special committee of the board of directors of Absolut has carefully considered the proposed transaction and has determined that the Amalgamation is fair from a financial point of view to the Absolut Shareholders and that the Amalgamation is in the best interests of Absolut and the Absolut Shareholders and recommends that Absolut Shareholders vote in favour of the Amalgamation.

The accompanying management information circular of Absolut (the "**Management Information Circular**") provides a detailed description of the Amalgamation, Aquiline, Aquiline Sub and Absolut. Please give this material your careful consideration, and, if you require assistance, consult your financial, tax, legal or other professional advisor.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the enclosed form of proxy. Absolut Shareholders should forward their proxy to Absolut's registrar and transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 or by fax to (416) 361-0470. Absolut Shareholders must forward their proxy not later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the Meeting, or any adjournment or adjournments thereof, as applicable.

Should the Amalgamation be approved by the Absolut Shareholders and proceed to completion, existing holders of Absolut Shares and warrants shall exchange their certificates representing the Absolut Shares and warrants for certificates representing that number of Absolut Shares and warrants of Aquiline as determined by the Exchange Ratio by completing and submitting the accompanying letter of transmittal in the manner set forth in the Management Information Circular.

Yours very truly,

ABSOLUT RESOURCES CORP.

(Signed) Daniel Noone
President and Chief Executive Officer

ABSOLUT RESOURCES CORP.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of the holders ("**Absolut Shareholders**") of common shares (the "**Absolut Shares**") of Absolut Resources Corp. ("**Absolut**") will be held at Toronto Board of Trade, Rideout Room, 1 First Canadian Place, Toronto, Ontario, Canada on March 5, 2008 at 4:00 p.m. (Toronto time) for the following purposes:

1. to consider and, if deemed advisable, approve a special resolution (the "**Amalgamation Resolution**"), the full text of which is set forth in Schedule "C" to the accompanying management information circular dated February 6, 2008 (the "**Information Circular**"), approving the amalgamation (the "**Amalgamation**") of Absolut and 41310 Yukon Inc. ("**Aquiline Sub**"), a wholly-owned subsidiary of Aquiline Resources Inc. ("**Aquiline**"), under the provisions of the *Business Corporations Act* (Yukon) in accordance with the amalgamation agreement dated February 6, 2008, among Absolut, Aquiline and Aquiline Sub; and

2. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular, which forms a part of this Notice of Meeting. This Notice of Meeting, and the accompanying Information Circular have been sent to each director of Absolut, each Absolut Shareholder entitled to notice of the Meeting and the auditors of Absolut.

Each person who is an Absolut Shareholder of record at the close of business on January 15, 2008 will be entitled to notice of, and to attend and vote at, the Meeting.

Pursuant to section 193 of the *Business Corporations Act* (Yukon), a shareholder is entitled to dissent in respect of the Amalgamation Resolution and, if the Amalgamation is effected, to be paid by Absolut the fair value of his or her shares of Absolut, as described in the accompanying Information Circular, which is deemed to form part of and is incorporated into this Notice of Meeting.

Toronto, Ontario
February 6, 2008

By Order of the Board Of Directors
(Signed) Daniel Noone
President and Chief Executive Officer

Absolut Shareholders who are unable to attend the Meeting in person are requested to **COMPLETE AND SIGN THE ACCOMPANYING FORM OF PROXY**. Absolut Shareholders should forward their form of proxy in the enclosed envelope to Absolut's registrar and transfer agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 or by fax to (416) 361-0470. Absolut Shareholders must forward their proxy not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, as applicable, in order for such proxy to be used at the Meeting, or any adjournment thereof.

ABSOLUT RESOURCES CORP.
NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS
TO BE HELD ON MARCH 5, 2008

AND

MANAGEMENT INFORMATION CIRCULAR
FEBRUARY 6, 2008

NOTE TO U.S. SHAREHOLDERS

This Amalgamation relates to the securities of a Canadian company. This management Information Circular is subject to disclosure requirements of Canada, which are different from those of the United States. Financial statements included or incorporated by reference in this document have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.

Unless otherwise indicated, all estimates of mineral reserves and resources included or incorporated by reference in this document have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("**NI 43-101**"), a rule developed by the Canadian Securities Administrators. The NI 43-101 and U.S. Securities and Exchange Commission (the "**SEC**") definitions of a "reserve" may not be comparable. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, while "resources" are recognized and required to be disclosed by Canadian securities laws, the SEC does not recognize or permit U.S. companies to disclose mineral resources in documents filed with the SEC because they do not have demonstrated economic or legal viability. United States investors are cautioned not to assume that all or any part of a resource exists. Descriptions of mineralization included or incorporated by reference in this document may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Aquiline is continued under the laws of Ontario, Canada, most of its officers and directors are residents of Canada and other foreign countries, and some or all of Aquiline's assets and the assets of its officers and directors are located outside the United States. You may not be able to sue a Canadian company or its officers and directors in a Canadian or other foreign court for violations of the U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Aquiline may purchase securities otherwise than under the Amalgamation, such as in open market or privately negotiated purchases.

The common shares of Aquiline to be issued in connection with the Amalgamation have not been registered pursuant to the U.S. Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and are being distributed pursuant to the exemption from registration provided by Rule 802 thereunder. The Aquiline common shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Absolut common shares exchanged by a securityholder in the Amalgamation were also "restricted securities".

The exchange of Absolut common shares for Aquiline common shares in the Amalgamation may have tax consequences under the laws of the United States. Such consequences for Absolut shareholders that are residents of, or citizens of, or otherwise subject to taxation in the United States are not described in this Information Circular ("**U.S. Shareholders**"). U.S. Shareholders should be aware that Absolut may have been a "passive foreign investment company" (as defined in U.S. Internal Revenue Code Section 1297) (a "**PFIC**') in prior taxable years and may be a PFIC for the current taxable year, and there are special and generally adverse U.S. tax consequences to U.S. Shareholders who held their Absolut common shares during a period when Absolut was a PFIC. U.S. Shareholders should consult their own tax advisers regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Amalgamation and the ownership and disposition of Aquiline common shares received pursuant to the Amalgamation.

THE SECURITIES OFFERED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS ANY SUCH SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS 4

GLOSSARY OF TERMS 10

SUMMARY 15

MANAGEMENT INFORMATION CIRCULAR 20

PART I GENERAL PROXY MATERIALS 21

SOLICITATION OF PROXIES BY MANAGEMENT 21
COSTS AND MANNER OF SOLICITATION 21
APPOINTMENT OF PROXY 21
REVOCATION OF PROXY 21
GENERAL 21
ADVICE TO BENEFICIAL SHAREHOLDERS 22
RECORD DATE AND RIGHT TO VOTE 22
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF 23

PART II PARTICULARS OF MATTERS TO BE ACTED UPON 24

THE AMALGAMATION 24
BACKGROUND TO THE AMALGAMATION 24
REASONS FOR THE AMALGAMATION 24
EFFECT OF THE AMALGAMATION 24
DIRECTORS AND EXECUTIVE OFFICERS OF AQUILINE AFTER THE AMALGAMATION 25
BUSINESS CONDUCTED BY AQUILINE AFTER THE AMALGAMATION 25
CONDITIONS TO THE AMALGAMATION 26
REPRESENTATIONS, WARRANTIES AND COVENANTS 26
TERMINATION OF AMALGAMATION AGREEMENT 26
IMPLEMENTATION OF THE AMALGAMATION 27
PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS 27
FRACTIONAL SHARES 28
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 28
SECURITIES LAW MATTERS 29
REGULATORY APPROVALS AND FILINGS 30
FAIRNESS OPINION 30
ABSOLUT BOARD RECOMMENDS APPROVAL 30
APPROVAL OF AMALGAMATION 30
OSC RULE 61-501 AND RESOLUTION TO BE APPROVED 31
RIGHTS OF DISSENTING SHAREHOLDERS 31

PART III INFORMATION CONCERNING AQUILINE 33

INFORMATION INCORPORATED BY REFERENCE 33
AQUILINE 33
INTERCORPORATE RELATIONSHIPS 33
GENERAL DEVELOPMENT OF THE BUSINESS 34
THREE-YEAR HISTORY 34
DESCRIPTION OF THE BUSINESS 37
AQUILINE AUDIT COMMITTEE 46
CONTROLS AND PROCEDURES 46
LEGAL PROCEEDINGS 47
PRINCIPAL HOLDERS OF VOTING SECURITIES 49
DIRECTORS AND OFFICERS 49
PENALTIES AND SANCTIONS AND PERSONAL BANKRUPTCIES 51
STATEMENT OF EXECUTIVE COMPENSATION 52
COMPENSATION OF DIRECTORS 53
STOCK OPTION COMPENSATION OF DIRECTORS 53

Equity Compensation Plan Information 53
Indebtedness of Directors and Executive Officers 54
Performance Graph 54
Interest of Certain Persons and Companies in Matters to be Acted Upon 55
Interest of Insiders in Material Transactions 55
Conflicts of Interest 56
Authorized Capital 56
Consolidated Capitalization 56
Prior Sales 56
Price Range and Trading Volume 56
Material Contracts 57
Dividend Policy 57
Auditor, Transfer Agent and Registrar 57
Experts 57
Relationship Between Aquiline and Professional Person 57
Continuous Reporting Obligations to Investors 57
Information Concerning Aquiline Sub 58

PART IV INFORMATION CONCERNING ABSOLUT 59

Absolut 59
Intercorporate Relationships 60
General Development of the Business 60
Description of the Business 61
Absolut Audit Committee 62
External Auditor Service Fees 63
Controls and Procedures 63
Legal Proceedings 63
Principal Holders of Voting Securities 63
Directors and Officers 63
Biographies of Directors and Key Employees 64
Absolut Compensation Committee 65
Penalties and Sanctions and Personal Bankruptcies 65
Statement of Executive Compensation 65
Equity Compensation Plan Information 67
Compensation of Directors 68
Other Compensation 68
Interest of Certain Persons and Companies in Matters to be Acted Upon 68
Interest of Informed Persons in Material Transactions 68
Conflicts of Interest 69
Authorized Capital 69
Consolidated Capitalization 69
Indebtedness of Directors and Senior Officers 69
Prior Sales of Absolut Shares 69
Price Range and Trading Volume 69
Material Contracts 70
Dividend Policy 70
Auditors and Transfer Agent 70
Experts 70
Relationship Between Absolut and Professional Person 70
Continuous Reporting Obligations to Investors 70

PART V INFORMATION CONCERNING AQUILINE AFTER THE AMALGAMATION 71

The Amalgamation 71
Intercorporate Relationships 71
Business of Aquiline 71
Selected Pro Forma Consolidated Financial Information 72
Directors and Executive Officers 73
Executive Officers of Aquiline and Amalco 74
Aggregate Ownership of Securities 75

Corporate Cease Trade Orders or Bankruptcies 75
Penalties or Sanctions 76
Individual Bankruptcies 76
Conflicts of Interest 76
Description of Share Capital 76
Executive Compensation 76
Principal Holders of Voting Securities 76
Pro Forma Consolidated Capitalization 77
Material Contracts 77
Auditors, Registrar and Transfer Agent 77
Dividend Policy 77
Legal Proceedings 77
Financial Statements 77
Relationship Between Aquiline and Professional Person 77
Interest of Management and Others in Material Transactions 78
Risk Factors 78

CERTIFICATE OF AQUILINE RESOURCES INC. 80

CERTIFICATE OF ABSOLUT RESOURCES CORP. 81

AUDITORS' CONSENT 82

SCHEDULE "A" UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF AQUILINE

SCHEDULE "B" AMALGAMATION AGREEMENT

SCHEDULE "C" AMALGAMATION RESOLUTION

SCHEDULE "D" DISSENTERS' RIGHTS UNDER SECTION 193 OF THE YBCA

SCHEDULE "E" FAIRNESS OPINION

GLOSSARY OF TERMS

The following is a glossary of terms and abbreviations used throughout this Information Circular.

"5 Day VWAP" means the 5 day volume weighted average trading price of the Absolut Shares or Aquiline Shares, as the case may be, calculated by dividing the total value by the total volume of securities traded for the 5 trading days immediately preceding the Meeting Date.

"Absolut" means Absolut Resources Corp., a corporation continued under the YBCA.

"Absolut Board" means the board of directors of Absolut.

"Absolut Dissenting Shareholder" means any Absolut Shareholder who chooses to dissent to the Amalgamation in accordance with Section 193 of the YBCA.

"Absolut Named Executive Officers" means the President and Chief Executive Officer and the Chief Financial Officer and executive officers of Absolut, whose total salary and bonus was in excess of $150,000 per annum during the most recently completed financial year of Absolut.

"Absolut Options" means Absolut's outstanding incentive stock options to purchase Absolut Shares.

"Absolut Shareholders" means the holders of the Absolut Shares.

"Absolut Shares" means the common shares in the capital of Absolut.

"Absolut Stock Option Plan" means Absolut's Stock Option Plan as authorized by the Absolut Board on May 17, 2005 and approved by the shareholders of Absolut on June 26, 2006.

"Absolut Subsidiary" means Minera Calipuy S.A.C., a 99% owned subsidiary of Absolut and a corporation incorporated under the laws of Peru.

"Absolut Warrants" means Absolut's outstanding share purchase warrants to purchase Absolut Shares.

"Acquisition Proposal" means, in respect of Absolut or Absolut Subsidiary any *bona fide*, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale, license, lease or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a *de facto* acquisition or change of control of Absolut or Absolut Subsidiary or would or could, in any case, result in the sale, license, lease or other disposition of all or substantially all of the assets of Absolut or Absolut Subsidiary.

"Additional Aquiline Shares" means the Aquiline Shares to be issued to Absolut Shareholders pursuant to the Amalgamation Agreement.

"Amalco" means Absolut Resources Inc., the continuing YBCA corporation to be constituted on the Effective Date.

"Amalco Shares" means the common shares in the authorized capital of Amalco.

"Amalgamation" means the proposed amalgamation of Aquiline Sub and Absolut to form Amalco under the provisions of the YBCA pursuant to the Amalgamation Agreement.

"Amalgamation Agreement" means the amalgamation agreement among Absolut, Aquiline and Aquiline Sub dated February 6, 2008 setting forth the terms and conditions of the Amalgamation, attached as Schedule "B" hereto.

"Amalgamation Resolution" means a special resolution of the Absolut Shareholders, the full text of which is set forth in Schedule "C" hereto, approving the Amalgamation in accordance with the Amalgamation Agreement.

"AngloGold Agreement" means Agreement between Minera Calipuy S.A.C and AngloGold Exploracion Peru S.A.C., dated April 26, 2004.

"Aquiline" means Aquiline Resources Inc., a corporation continued under the OBCA.

"**Aquiline Board**" means the board of directors of Aquiline.

"**Aquiline Named Executive Officers**" means the Chief Executive Officer, the Chief Financial Officer and the executive officers of Aquiline whose total salary and bonus was in excess of $150,000 per annum during the most recently completed financial year of Aquiline.

"**Aquiline Options**" means incentive stock options to purchase Aquiline Shares.

"**Aquiline Shareholder**" means a holder of Aquiline Shares.

"**Aquiline Shares**" means common shares in the capital of Aquiline.

"**Aquiline Stock Option Plan**" means the stock option plan of Aquiline, which has 10% of the issued and outstanding Aquiline Shares reserved for issuance pursuant to the granting of stock options, of which options to purchase 3,138,500 Aquiline Shares are issued and outstanding.

"**Aquiline Sub**" means 41310 Yukon Inc., a wholly-owned subsidiary of Aquiline incorporated under the YBCA.

"**Aquiline Sub Shares**" means common shares in the capital of Aquiline Sub.

"**Aquiline Warrants**" means share purchase warrants to purchase Aquiline Shares.

"**Articles of Amalgamation**" means the articles of amalgamation regarding the Amalgamation to be filed with the Registrar under the YBCA.

"**Ausenco**" means Ausenco Limited of Brisbane, Australia.

"**BCSC**" means the British Columbia Securities Commission.

"**Calcatreu Feasibility Study**" means the feasibility study dated April 5, 2007, prepared by the Snowden Group in accordance with NI 43-101with respect to the Calcatreu Gold Project.

"**Calcatreu Gold Project**" means a low sulphidization, epithermal gold and silver project consisting of more than 73,000 hectares located near Jacobacci, Rio Negro, Argentina.

"**Certificate of Amalgamation**" means the certificate of amalgamation issued by the Registrar under the YBCA in respect of the Amalgamation.

"**Chaparra Project**" means 4,730 hectares of eleven exploration concessions within the Chaparra District of the Nazca–Ocona gold belt. The Chaparra high-grade gold mesothermal vein system is located 45 km east of the coastal town of Chala, in the department of Arequipa, Peru. This project is 100% owned by Absolut.

"**Closing**" means the completion of the transactions contemplated under the Amalgamation Agreement.

"**CIL**" means carbon-in-leach process.

"**CIM Standards**" means Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, as amended from time to time.

"**CMC**" means Minera Colorado S.A.C., a corporation incorporated under the laws of Peru. CMC was dissolved in December 2006.

"**CODEMA**" means El Consejo de Ecología y Medio Ambiente, the provincial environmental authority responsible for Chubut Province, Argentina.

"**Effective Date**" means the date the Certificate of Amalgamation is issued under the YBCA in respect of the Amalgamation.

"**Effective Time**" means the effective time of completion of the Amalgamation on the Effective Date.

"**Exchange Agent**" means Pacific Corporate Trust Company.

"**Exchange Ratio**" means an exchange ratio of 10 Absolut Shares for each 1 Aquiline Share, subject to adjustment if, on the date of the Meeting, the Exchange Ratio calculated with reference to the 5 Day VWAP of Aquiline and Absolut is not 10:1, the Exchange Ratio shall be adjusted upwards or downwards proportionately to reflect the ratio obtained by dividing the 5 Day VWAP of Aquiline into the 5 Day VWAP of Absolut, provided that the adjustment shall not result in an Exchange Ratio of greater than 11:1 or less than 9:1.

"**Fairness Opinion**" means the fairness opinion dated February 4, 2008, prepared by Fraser Mackenzie Limited with respect to the Amalgamation attached hereto as Schedule "E".

"**Hualatan Project**" means a gold project in the Cajamarca Province of Peru. Absolut owns 100% of the Hualatan Project.

"**ICMC**" means International Cyanide Management Code.

"**IMA**" means IMA Exploration Inc., a corporation incorporated under the laws of British Columbia.

"**IMA Subsidiaries**" means, collectively, IMA Latin America Inc., Inversiones Mineras Argentinas Inc. and Inversiones Mineras Argentinas S.A.

"**Informed Person**" has the meaning ascribed thereto in National Instrument 51-102 – *Continuous Disclosure Obligations* adopted by the Canadian Securities Administrators.

"**Information Circular**" means this management information circular dated February 6, 2008, including the schedules appended hereto, sent to Absolut Shareholders.

"**Interim Project Development Agreement**" or "**IPDA**" means the agreement between Aquiline, Minera Aquiline, IMA and the IMA Subsidiaries dated October 18, 2006, giving effect to the judgment of the Supreme Court of British Columbia (Vancouver Registry Action No. S041353) with respect to the Navidad Silver Project.

"**Intermediary**" means banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans.

"**Iscaycruz Property**" means 6 concessions totalling 1,392 hectares located 200km northeast of the city of Juliaca, in the department of Puno, in South East Peru. This project is 100% owned by Absolut.

"**IRR**" means internal rate of return internal rate of return.

"**La Davina Gold Project**" means a low sulphidation epithermal gold system discovered by AngloGold Exploracion Peru S.A.C. and obtained by Absolut pursuant to the AngloGold Agreement.

"**La Jojoba Property**" means certain mining claims located in the municipality of Magdalena, state of Sonora, Mexico.

"**La Jojoba Vendors**" means the Velez family of Magdalena de Kino, State of Sonora, Mexico, the current registered owners of the La Jojoba Property in Mexico.

"**Letter of Transmittal**" means the form of letter of transmittal (Printed on YELLOW paper) accompanying this Information Circular.

"**Management Designees**" means Daniel Noone, President and Chief Executive Officer, and Wayne Acton, Chief Financial Officer, both designated by management as proxyholders in the accompanying form of proxy.

"**Material Adverse Effect**" means, in respect of Absolut or Aquiline, any state of facts, which, in either case, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Absolut or Aquiline, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; or (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Aquiline, or Absolut and Absolut Subsidiary on a consolidated basis, respectively.

"**Meeting**" means the special meeting of the Absolut Shareholders to be held at Toronto Board of Trade, Rideout Room, 1 First Canadian Place, Toronto, Ontario, Canada on March 5, 2008 at 4:00 p.m. for the purposes set forth in the Notice of Meeting.

"**Meeting Materials**" means collectively, the Notice of Meeting, the Information Circular, the Letter of Transmittal and the enclosed form of proxy.

"**Meeting Date**" means March 5, 2008.

"**Micon**" means Micon International Limited.

"**Minera Aquiline**" means Minera Aquiline Argentina S.A., a subsidiary of Aquiline incorporated under the laws of Argentina.

"**Mt Lofty Project**" means a joint venture agreement between Absolut and Eden Creek Pty Ltd. pursuant to which Absolut may earn up to a 45% interest in certain exploration licenses in South Australia, Australia.

"**MSCM**" means MSCM LLP.

"**Multilateral Instrument 52-109**" means Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (as amended).

"**Navidad Claims**" means the mining claims set out in Schedule "F" to the Interim Project Development Agreement.

"**Navidad Project Report**" means the report of Snowden Mining Industry Consultants, dated December 2007, entitled "*Aquiline Resources Inc.: Navidad Project, Chubut Province, Argentina*".

"**Navidad Silver Project**" means an advanced stage silver-lead mineral exploration project located in Chubut Province, Argentina.

"**Navidad Subsidiaries**" means Inversiones Mineras Argentinas Inc. and Inversiones Mineras Argentinas S.A.

"**NI 43-101**" means National Instrument 43-101 *Standards of Disclosure for Mineral Projects* issued by the Canadian Securities Administrators.

"**NPV**" means net present value.

"**Non-Registered Holder**" means a person who beneficially owns Absolut shares either in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares or in the name of a clearing agency of which the Intermediary is a participant.

"**North Dana Property**" means a collection of two claim blocks totalling 27 units in Dana and Pardo Townships near Sudbury, Ontario, 16 claim units located in McNish Township near Sudbury, Ontario contiguous to the west of the 27 claim units, and 38 claim units in Pardo Township contiguous to the north of Aquiline's existing North Dana Property.

"**Notice of Meeting**" means the notice of the Meeting accompanying this Information Circular.

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended, including regulations promulgated thereunder.

"**OSC**" means the Ontario Securities Commission.

"**OSC Rule 61-501**" means Ontario Securities Commission Rule 61-501- *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.*

"**PFIC**" means "passive foreign investment company" as defined in U.S. Internal Revenue Code Section 1297.

"**PGM**" means platinum group metals.

"**Pico Machay Project**" means an area located in South Central Peru in Huancavelica Province, Peru, approximately 450 kms south east of Lima. The Pico Machay property consists of 16 concessions covering 5,422 hectares. It is a high sulphidation gold system, within the Calipuy volcanics. The Pico Machay Project is 60% owned by Absolut.

"**Pico Machay Project Report**" means the report of Caracle Creek International Consulting Inc. Sudbury, Ontario, Canada, dated October 27, 2006, entitled "*Independent Technical Report: Pico Machay Gold Deposit Huancavelica Province, Peru*" prepared by Iain Kelso, H.B.Sc., P.Geo.

"**proxy authorization form**" means a voting registration form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions which the Intermediary must follow.

"**Record Date**" means January 15, 2008.

"**Registrar**" means the Registrar of Corporations.

"**SEIA**" means Social and Environmental Impact Assessment.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Snowden**" means Snowden Mining Industry Consultants.

"**S.C.C.**" means the Supreme Court of Canada.

"**Settlement Agreement**" means the settlement agreement entered into between Aquiline and Columbia Metals Corporation Limited as of March 16, 2005 to settle certain ownership issues with respect to the La Jojoba Property.

"**Sierra**" means Sierra Minerals Inc.

"**Special Resolution**" means a resolution passed by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution, in person or by proxy.

"**Superior Proposal**" means an Acquisition Proposal in respect of either (i) Absolut or the Absolut Subsidiary if such Acquisition Proposal is not conditional on obtaining financing and the directors of Absolut have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Aquiline) from, as appropriate, the financial, legal and other advisors of Absolut to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) provides consideration to Absolut Shareholders that is, on the basis of an opinion of an independent financial advisor, more favourable from a financial point of view than the transactions contemplated by the Amalgamation Agreement (after taking into account any modifications to the Amalgamation Agreement proposed by Aquiline); and (b) is reasonably capable of being completed within a reasonable time.

"**TSX**" means the Toronto Stock Exchange.

"**TSX-V**" means the TSX Venture Exchange.

"**Ultimate Owner**" means the party (including its successors and permitted assigns) that is determined to be the rightful sole beneficial owner of the Navidad Claims and/or is awarded sole beneficial ownership of the shares of Inversiones Mineras Argentinas Inc. and Inversiones Mineras Argentinas S.A. pursuant to the IPDA.

"**U.S.**" means the United States of America.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

"**YBCA**" means the *Business Corporations Act* (Yukon), as amended, including regulations promulgated thereunder.

"**Warrantholders**" means holders of Absolut Warrants.

SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained, or incorporated by reference, in this Information Circular, including the Schedules hereto which form a part of this Information Circular. Unless otherwise stated herein, all capitalized terms shall have the meaning set forth in the Glossary of Terms.

The Meeting

The Meeting will be held on March 5, 2008 at 4:00 a.m. (Toronto time) at Toronto Board of Trade, Rideout Room, 1 First Canadian Place, Toronto, Ontario, Canada for the purposes set forth in the Notice of Meeting. The principal purpose of the Meeting will be to consider and, if deemed advisable, to pass the Special Resolution relating to the Amalgamation. The Record Date for voting at the Meeting is the close of business on January 15, 2008.

The Amalgamation

The Amalgamation Agreement provides for the implementation of the Amalgamation, subject to the satisfaction of certain conditions. Upon completion of the Amalgamation, Absolut and Aquiline Sub will amalgamate to form Amalco. Absolut Shareholders will receive that number of Aquiline Shares for their Absolut Shares so as to achieve the Exchange Ratio. In addition, (a) all outstanding and unexpired options and warrants of Absolut and other rights to acquire Absolut Shares will be exchanged for options, warrants and rights of Aquiline to acquire such number of Aquiline Shares as is reflective of the Exchange Ratio and otherwise governed by substantially the same terms and conditions (including vesting, expiration and exercise or conversion price, as applicable) as are currently in effect; and (b) upon receipt of all required lender and other approvals and consents, the outstanding third-party indebtedness of Absolut would be assumed, directly or indirectly, by Aquiline. See "Particulars of Matters to be Acted Upon" and see further in this summary, "Effect of the Amalgamation on Absolut Shareholders".

Business Combination under OSC Rule 61-501

Aquiline currently holds 2,766,000 Absolut Shares (representing approximately 9.6% of the issued and outstanding Absolut Shares) and Absolut Warrants to acquire up to 1,170,000 Absolut Shares, which, together with the Absolut Shares held by Aquiline, represent 11.5% of the issued and outstanding Absolut Shares on a fully-diluted basis. Accordingly, Aquiline is a related party of Absolut for the purposes of OSC Rule 61-501.

The Amalgamation has the effect of being a "business combination" for Absolut within the meaning of OSC Rule 61-501. Absolut is required to obtain shareholder approval for the Amalgamation in accordance with the minority shareholder approval requirements of OSC Rule 61-501. See "Particulars of Matters to be Acted Upon – OSC Rule 61-501 and Resolution to be Approved".

Absolut Board Recommends Approval

The special committee of the Absolut Board consisting of Judy Baker, Scott Jobin-Bevans and Harry Burgess, after carefully considering the Amalgamation, has determined that the Amalgamation is fair from a financial point of view to Absolut Shareholders and is in the best interests of Absolut and the Absolut Shareholders. **The Absolut Board recommends that Absolut Shareholders vote FOR the Amalgamation Resolution.** See "Particulars of Matters to be Acted Upon – Absolut Board Recommends Approval" and "Particulars of Matters to be Acted Upon – Approval of Amalgamation".

Effect of the Amalgamation on Absolut Shareholders

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Aquiline with former Absolut Shareholders and former holders of rights to acquire Absolut Shares holding approximately 4.9% of the issued and outstanding Aquiline Shares on a fully diluted basis. See "Particulars of Matters to be Acted Upon – Details of the Amalgamation" for a discussion of the relative holdings and "Particulars of Matters to be Acted Upon – Effect of the Amalgamation".

Reasons for the Amalgamation

The Absolut Board believes that the most efficient method of effecting a merger of Absolut, Aquiline and Aquiline Sub is by the Amalgamation. The merger is intended to enhance shareholder value and opportunities for Absolut Shareholders. After extensive analysis, discussion and reflection with Absolut's management and financial advisors, the Absolut Board concluded that the Amalgamation:

(a) offered Absolut Shareholders the ability to maximize the exploration and possible development of the Pico Machay Project;

(b) was the best alternative available to maximize shareholder value and opportunities for Absolut Shareholders; and

(c) was in the best interests of Absolut Shareholders.

In arriving at its conclusions and recommendations, the Absolut Board considered a number of factors including the following:

(a) the terms of the Amalgamation Agreement;

(b) the Fairness Opinion, a copy of which is attached as Schedule "E" to this Information Circular, which concludes that the consideration for the Absolut Shares to be received by Absolut Shareholders under the terms of the Amalgamation is fair, from a financial point of view, to the Absolut Shareholders;

(c) that the Amalgamation will enable Absolut Shareholders to retain their investment in a publicly-traded corporation on a recognized exchange; and

(d) information concerning the financial condition, results of operations, business, plans and prospects of Absolut and Aquiline and the resulting potential for enhanced business efficiency, management effectiveness and financial results of Aquiline on a consolidated basis.

See "Particulars of Matters to be Acted Upon – Reasons for the Amalgamation".

Fairness Opinion

The special committee of the Absolut Board retained Fraser Mackenzie Limited to advise the Absolut Board with respect to the Amalgamation and to provide an opinion as to the fairness, from a financial point of view, of the Amalgamation to the Absolut Shareholders. Fraser Mackenzie Limited has issued the Fairness Opinion in which Fraser Mackenzie Limited concluded that the consideration to be received by Absolut Shareholders for the Absolut Shares under the terms of the Amalgamation is fair from a financial point of view to the Absolut Shareholders. The Fairness Opinion is attached as Schedule "E" to this Information Circular.

Procedure for the Amalgamation to Become Effective

The following procedural steps must occur in order for the Amalgamation to become effective:

(a) the Amalgamation must be approved by a Special Resolution of the Absolut Shareholders voting at the Meeting;

(b) the Amalgamation must be approved by a majority of votes cast by Absolut shareholders at the Meeting, other than votes attaching to Absolut Shares beneficially owned or controlled by an "interested party" or a "related party" of an interested party (as defined in OSC Rule 61-501);

(c) the Amalgamation must be approved by Aquiline as the sole shareholder of Aquiline Sub; and

(d) all conditions precedent to the Amalgamation, as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party.

See "Particulars of Matters to be Acted Upon"

Procedure for Exchange of Certificates by Securityholders

The details of the procedures for the deposit of certificates representing the Absolut Shares and Absolut Warrants, and the delivery by the Exchange Agent of new certificates representing Aquiline Shares and Aquiline Warrants are set out in the Letter of Transmittal accompanying this Information Circular. Absolut Shareholders who have not received a Letter of Transmittal should contact Absolut.

Upon receipt by the Exchange Agent of properly completed Letters of Transmittal, together with their certificates representing the Absolut Shares and Absolut Warrants, the Exchange Agent will forward to the holders of Absolut Shares and Absolut Warrants, on or as soon as practicable after the Effective Date, certificates representing Aquiline Shares and Aquiline Warrants to which they are entitled. Once securityholders surrender their certificates, they will not be entitled to sell the securities to which those certificates relate. See "Particulars of Matters to be Acted Upon – Procedure for Exchange of Certificates by Securityholders".

Certain Canadian Federal Income Tax Considerations

On the Effective Date, Absolut Shareholders (other than Absolut Dissenting Shareholders) will receive a number of Aquiline Shares in exchange for their Absolut Shares determined in accordance with the Exchange Ratio. On such exchange, Canadian Absolut Shareholders who hold Absolut Shares as capital property for the purposes of the *Income Tax Act* (Canada) will be deemed to have disposed of their Absolut Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Amalgamation. Accordingly, such Absolut Shareholders will realize neither a capital gain, nor a capital loss, solely as a result of the Amalgamation. Such Absolut Shareholders will further be deemed to have acquired the Aquiline Shares at an aggregate cost equal to the proceeds of disposition of their Absolut Shares.

On the Effective Date, Warrantholders will receive a number of Aquiline Warrants in exchange for their Absolut Warrants determined in accordance with the Exchange Ratio. On such exchange, Canadian Warrantholders who hold Absolut Warrants as capital property for the purposes of the *Income Tax Act* (Canada) will be deemed to have disposed of their Absolut Warrants for proceeds of disposition equal to the adjusted cost base of the Absolut Warrants immediately before the Amalgamation. Accordingly, such Warrantholders will realize neither a capital gain, nor a capital loss, solely as a result of the deemed disposition of their Absolut Warrants. Such Warrantholders will further be deemed to have acquired the Aquiline Warrants at an aggregate cost equal to the proceeds of disposition of their Absolut Warrants.

See "Particulars of Matters to be Acted Upon – Certain Canadian Federal Income Tax Considerations".

Rights of Dissent

An Absolut Shareholder is entitled to dissent in respect of the Special Resolution to authorize the Amalgamation and, if the Amalgamation is effected, to be paid by Absolut the fair value of his or her Absolut Shares. Exercise of the right of dissent requires strict compliance with the applicable provisions of the YBCA, see "Particulars of Matters to be Acted Upon – Rights of Dissenting Shareholders".

Market for Securities

It is a condition of the Amalgamation Agreement that the TSX shall have conditionally approved the listing of the Additional Aquiline Shares to be issued pursuant to the Amalgamation. Aquiline received conditional approval from the TSX to list the Additional Aquiline Shares on the TSX.

Upon approval of the Amalgamation Resolution, Absolut shall make, or cause to be made, an application to the TSX-V for voluntary delisting of the Absolut Shares from the TSX-V, which delisting shall take effect immediately prior to the Effective Date.

See "Particulars of Matters to be Acted Upon – Regulatory Approvals and Filings".

Aquiline

Aquiline is a precious metals exploration and development company continued under the OBCA with its head and registered office in Toronto, Ontario. Aquiline's core strategy is to acquire advanced stage high-grade precious metal deposits within the Americas. Aquiline's two main assets are the Calcatreu Gold Project and the Navidad Silver Project. Aquiline operates the Navidad Silver Project in trust under the Interim Project Development Agreement. The Calcatreu Gold Project and the Navidad Silver Project both occur along the Gastre Fault, an emerging mineralized district in southern Argentina that consists of several near-surface zones of high-grade mineralization, amenable to open-pit mining. Aquiline is currently a reporting issuer in British Columbia, Alberta and Ontario. See "Information Concerning Aquiline – Aquiline".

Aquiline Sub

Aquiline Sub is a wholly-owned subsidiary of Aquiline and was incorporated under the YBCA on November 16, 2007. Its registered and records office is in Whitehorse, Yukon Territory. Aquiline Sub has been inactive since incorporation. See "Information Concerning Aquiline – Information Concerning Aquiline Sub".

Absolut

Absolut is a Peruvian-focused gold exploration and development company continued under the YBCA with its registered and records office in Whitehorse, Yukon Territory. Absolut Subsidiary is a subsidiary of Absolut and was incorporated under the laws of Peru. Its registered and head office is in Lima, Peru. Upon the Amalgamation taking effect, Absolut Subsidiary will be a subsidiary of Amalco. See "Information Concerning Absolut – Absolut".

Amalco

Upon Closing, Amalco will be a wholly-owned subsidiary of Aquiline, amalgamated under the YBCA. See "Information Concerning Aquiline After the Amalgamation – Intercorporate Relationships".

Risk Factors

The Amalgamation and the business of Aquiline are subject to a number of risk factors, each of which should be considered carefully by Absolut Shareholders. See "Information Concerning Aquiline After the Amalgamation – Risk Factors".

Selected Pro Forma Consolidated Financial Information After Giving Effect to the Amalgamation

The following is a summary that has been derived from, should be read in conjunction with, and is qualified in its entirety by, the *pro forma* consolidated balance sheet as at September 30, 2007 and the *pro forma* consolidated statement of operations for the nine month period ended September 30, 2007 and the year ended December 31, 2006 of Aquiline (see "*Pro-Forma* Consolidated Financial Statements" attached as Schedule "A" to this Information Circular). The *pro forma* information presents Aquiline's position after giving effect to the Amalgamation. Readers are cautioned that changes will have occurred in each company since the date of the relevant financial statements.

Summary of Unaudited Pro Forma Consolidated Balance Sheet

		Unaudited *Pro Forma* (after the Amalgamation) as at September 30, 2007
Assets		
Current Assets		
Cash and cash equivalents	$	3,546,943
Short term investments		3,834,318
Prepaid expenses and sundry assets		668,590
Current portion of long-term foreign tax recoverable		308,629
		8,358,480
Long-term foreign tax recoverable		1,087,062
Long-term investments		221,400
Property and equipment		349,549
Deferred payments for future acquisition		7,157,977
Cash held in escrow for future acquisition		7,500,000
Resource assets		71,682,030
	$	96,356,498
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$	1,225,958
Due to related parties		22,707
Current portion of long-term debt		311,595
		1,560,260
Asset retirement obligation		28,074
Future income tax liability		13,518,798

Long-term debt		1,128,090
		16,235,222
Shareholders' Equity		
Capital stock		86,938,064
Warrants		2,770,439
Contributed surplus		9,406,298
Deficit		(19,222,372)
Accumulated other comprehensive income		228,847
		80,121,276
	$	96,356,498

Summary of Unaudited Pro Forma Consolidated Statement of Operations

		Unaudited *Pro Forma* (after the Amalgamation) for nine month period ended September 30, 2007		**Unaudited *Pro Forma* (after the Amalgamation) for year ended December 31, 2006**
Expenses				
Office and administration	$	415,927	$	520,002
IMA legal costs		227,742		456,289
Legal and audit		305,205		450,061
Accretion of asset retirement obligation		1,075		1,433
Amortization		50,661		41,758
Travel		230,817		203,288
Investor and government relations		434,383		320,669
Salaries and consulting		546,521		624,594
Director fees		30,000		20,000
Capital tax		126,895		-
Foreign exchange (gain) loss		(201,930)		119,694
Stock options compensation		800,773		4,015,810
General exploration expenses (recoveries)		(5,979)		111,785
		2,962,090		6,885,383
Loss from operations before undernoted items		(2,962,090)		(6,885,383)
Interest income		373,693		129,519
Gain (loss) on disposal of long-term investments		(6,945)		-
Write down of long-term investments		-		(490,529)
Other recoveries		-		132,002
Write-off of resource properties and related assets		(13,608)		(226,448)
Loss before recovery of income taxes		(2,608,950)		(7,340,839)
Recovery of income taxes - future		-		256,000
Net loss for the year	$	(2,608,950)	$	(7,084,839)
Basic and diluted loss per share	$	(0.05)	$	(0.15)
Basic and diluted weighted average number of common shares outstanding		55,345,307		47,079,184

ABSOLUT RESOURCES CORP.

MANAGEMENT INFORMATION CIRCULAR

All capitalized terms not otherwise defined herein shall have the meanings set forth in the Glossary of Terms.

This Information Circular and the accompanying Notice of Meeting, Letter of Transmittal and form of proxy are being mailed to Absolut Shareholders on or about February 8, 2008. Unless otherwise indicated, information in this Information Circular is given as of February 6, 2008.

All information contained in this Information Circular with respect to Aquiline, Aquiline Sub and Aquiline after the Amalgamation was supplied for inclusion herein by Aquiline, and with respect to that information, Absolut and its directors and officers have relied solely upon the information provided by Aquiline. Although Absolut has no knowledge that the statements relating to Aquiline, Aquiline Sub and Aquiline after the Amalgamation are incomplete or inaccurate, neither Absolut, nor its directors or officers or legal counsel assumes any responsibility for the accuracy or completeness of such information nor for any failure by Aquiline to disclose events which may have occurred or which may affect the significance or accuracy of such information, but which are unknown to Absolut.

See "Information Concerning Aquiline After the Amalgamation - Risk Factors" for considerations relating to risks associated with the business of Aquiline and Amalco.

No person is authorized to give any information or to make any representation not contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized. This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of any offer or proxy solicitation. Neither delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Information Circular.

FORWARD-LOOKING STATEMENTS

This Information Circular includes "forward-looking statements". All statements, other than statements of historical facts, included in this Information Circular that address activities, events or developments that management of Absolut expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of the business and operations, plans and references to the future success of Amalco and Aquiline, and such other matters, are forward-looking statements. These statements are based on certain assumptions and analysis made by management of Absolut in light of their experience and their perceptions of historical trends, current conditions and expected future developments as well as other factors they believe are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of management of Absolut is subject to a number of risks and uncertainties, including the special considerations discussed in this Information Circular, general economic, market or business conditions and the opportunities (or lack thereof) that may be presented to and pursued by Amalco or Aquiline. Consequently, all of the forward-looking statements made in this Information Circular are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Absolut will be realized or, even if substantially realized, that they will have the expected consequences to, or effect on, Amalco or Aquiline.

CURRENCY

Unless otherwise specified, all dollar amounts in this Information Circular are expressed in Canadian dollars.

PART I
GENERAL PROXY MATERIALS

Solicitation of Proxies by Management

This Information Circular is furnished in connection with the solicitation of proxies by the management of Absolut for use at the special meeting of shareholders of Absolut to be held on March 5, 2008, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Costs and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and employees of Absolut or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Absolut Shares. **All costs of solicitation will be borne by Absolut.**

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of Absolut, to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The persons named as proxyholders in the accompanying form of proxy, namely Daniel Noone, President and Chief Executive Officer of Absolut, and Wayne Acton, Chief Financial Officer of Absolut, were designated by management of Absolut. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (who need not be a shareholder) to represent them at the Meeting. Such right may be exercised by inserting such person's or company's name in the blank space provided in the form of proxy and striking out the names of the Management Designees or by completing another form of proxy. In such event, the shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification to the meeting.

A proxy will not be valid unless the completed, dated and signed proxy is deposited, together with the power of attorney or other authority, if any, under which it is signed or a notarial copy thereof, with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 or by fax at (416) 361-0470 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Revocation of Proxy

A shareholder who has given a proxy has the power to revoke it at any time before it is exercised by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of Absolut, The Exchange Tower, 130 King Street West, Suite 3680, Toronto, Ontario, Canada K7M 7G3, at any time up to and including the last business day preceding the day of the Meeting or to the chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder executing another form of proxy bearing a later date and depositing the same at the offices of Equity Transfer & Trust Company within the time period and in the manner set out under the heading "Appointment of Proxy" above or by the shareholder personally attending at the Meeting, withdrawing his or her proxy and voting the shares.

General

Shares represented by properly executed proxies in favour of the Management Designees will be voted FOR the matters to be transacted at the Meeting (as stated herein and in the Notice of Meeting) or withheld from voting or voted against, if so indicated on the form of proxy.

If the instructions contained in a form of proxy are certain, the shares represented by the proxy shall be voted on any ballot and, where a choice is specified, in accordance with the specification so made. If no choice is indicated with respect to any matter referred to herein, the proxy will be voted FOR such matter.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting or any adjournment thereof. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of Absolut knows of no such amendment, variation or other matter which may be presented at the Meeting.

Unless otherwise directed, it is the Management Designees intention to vote proxies in favour of the Special Resolution set forth herein.

Advice To Beneficial Shareholders

Only registered holders of common shares of Absolut or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an Intermediary (including banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, Absolut will have distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

1. be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 or by fax at (416) 361-0470, with respect to the common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions provided by the Intermediary, **OR**

2. more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and <u>returned to the Intermediary</u> or its service company, will constitute authority and instructions (often called a proxy authorization form) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns. **Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should contact the Intermediary for instructions as to how to proceed.**

All references to shareholders in this Information Circular and the accompanying Letter of Transmittal, form of proxy and Notice of Meeting are to registered shareholders of Absolut unless specifically stated otherwise.

Record Date and Right To Vote

The Record Date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on January 15, 2008.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described in "Appointment of Proxy" above, and which has not been revoked, shall be entitled to vote or to have his or her shares voted at the Meeting or any adjournment thereof, except to the extent that:

1. such shareholder has transferred ownership of any of his or her common shares after the Record Date; and

2. the transferee of those common shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the common shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those common shares at the Meeting.

Voting Securities and Principal Holders Thereof

Absolut is authorized to issue an unlimited number of Absolut Shares and an unlimited number of First Preferred Shares, issuable in series. As at the date hereof, 28,795,247 Absolut Shares without nominal or par value and no First Preferred Shares are issued or outstanding. **The Absolut Shares are the only shares entitled to be voted at the Meeting, and holders of Absolut Shares are entitled to one vote for each Absolut Share held.**

The presence in person or by proxy of not less than two (2) persons holding or representing not less than 10% of the outstanding Absolut Shares entitled to vote at a meeting of shareholders is necessary to constitute a quorum of shareholders.

Other than as set forth below, as at the date of this Information Circular, to the best of the knowledge of the directors and executive officers of Absolut, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Absolut Shares carrying more than 10% of the voting rights attached to the Absolut Shares.

Name & Municipality of Residence	Type of Ownership	Number and Percentage of Absolut Shares [3] as at the Date of this Information Circular
MMCAP International Inc. SPC[1]	Beneficial	2,895,100 (10.05%)

Notes:

(1) Based on information contained in a report filed by MM Asset Management Inc. under the Alternative Monthly Reporting System of National Instrument 62-103 on January 8, 2008.

(2) Based on a total of 28,795,247 (34,145,247 fully diluted) issued and outstanding Absolut Shares as at the date of this Information Circular.

PART II
PARTICULARS OF MATTERS TO BE ACTED UPON

The Amalgamation

The Amalgamation Agreement, a copy of which is attached as Schedule "B" to this Information Circular, provides for the amalgamation of Aquiline Sub and Absolut to form Amalco. The information regarding the Amalgamation Agreement under "Particulars of Matters to be Acted Upon" is a summary only and is qualified in its entirety by the detailed terms of the Amalgamation Agreement.

Background to the Amalgamation

In August 2007, Absolut entered into discussions with Aquiline regarding the possible business arrangements between the parties. On October 2, 2007, Absolut and Aquiline entered into a binding letter agreement in connection with negotiating a transaction to effect a business combination of Absolut and Aquiline. Shortly thereafter, Absolut retained Frazer Mackenzie Limited to provide the Absolut Board with a Fairness Opinion in respect of the proposed Amalgamation. On February 6, 2008, Absolut, Aquiline and Aquiline Sub entered into the Amalgamation Agreement.

Reasons for the Amalgamation

The Absolut Board believes that the most efficient method of effecting a merger of Absolut, Aquiline and Aquiline Sub is by the Amalgamation. The merger is intended to enhance shareholder value and opportunities for Absolut Shareholders. After extensive analysis, discussion and reflection with Absolut's management and financial advisors, the Absolut Board concluded that the Amalgamation:

(a) offered Absolut Shareholders the ability to maximize the exploration and possible development of the Pico Machay Project;

(b) was the best alternative available to maximize shareholder value and opportunities for Absolut Shareholders; and

(c) was in the best interests of Absolut Shareholders.

In arriving at its conclusions and recommendations, the Absolut Board considered a number of factors including the following:

(a) the terms of the Amalgamation Agreement;

(b) the Fairness Opinion, a copy of which is attached as Schedule "E" to this Information Circular, which concludes that the consideration for the Absolut Shares to be received by Absolut Shareholders under the terms of the Amalgamation is fair, from a financial point of view, to the Absolut Shareholders;

(c) that the Amalgamation will enable Absolut Shareholders to retain their investment in a publicly-traded corporation on a recognized exchange; and

(d) information concerning the financial condition, results of operations, business, plans and prospects of Absolut and Aquiline and the resulting potential for enhanced business efficiency, management effectiveness and financial results of Aquiline on a consolidated basis.

Effect of the Amalgamation

Pursuant to the terms of the Amalgamation Agreement, Absolut and Aquiline Sub would amalgamate and continue as one corporation under the name "Absolut Resources Inc.", subject to the conditions precedent set out therein. See "Particulars of Matters to be Acted Upon – Conditions of the Amalgamation". If all of the conditions precedent are satisfied or waived, unless the Amalgamation Agreement is terminated in accordance with its terms, the Amalgamation will become effective on the Effective Date.

On the Effective Date:

(a) the Amalgamation of Absolut and Aquiline Sub shall become effective;

(b) concurrently with the Amalgamation of Absolut and Aquiline Sub to form Amalco:

  (i) all Absolut Shares outstanding immediately before the Effective Time shall be exchanged for Aquiline Shares in accordance with the Exchange Ratio;

  (ii) all Absolut Warrants outstanding immediately before the Effective Time shall be exchanged for Aquiline Warrants in accordance with the Exchange Ratio and the terms of the Aquiline Warrants issued in connection herewith shall have equivalent terms to the Absolut Warrants that were exchanged;

  (iii) Aquiline Options will be issued in accordance with the Exchange Ratio to the holders of Absolut Options in exchange for the cancellation of such Absolut Options. Notwithstanding the foregoing, the number of Aquiline Options issued to the holders of Absolut Options in exchange for their Absolut Options shall be adjusted, if required, to reflect the fair value of the Absolut Options on the Effective Date;

  (iv) Absolut Options held by persons not issued Aquiline Options in accordance with the Amalgamation Agreement will be permitted to be exercised in accordance with the terms of the Absolut Stock Option Plan;

  (v) each Aquiline Sub Share outstanding immediately before the Effective Time shall be exchanged for one Amalco Share; and

  (vi) upon receipt of all required lender and other approvals and consents, the outstanding third-party indebtedness of Absolut shall be assumed, directly or indirectly, by Aquiline;

(c) the property of each of Absolut and Aquiline Sub will continue to be the property of Amalco;

(d) Amalco will continue to be liable for obligations of each of Absolut and Aquiline Sub;

(e) any existing cause of action, claim or liability to prosecution respecting any of Absolut and Aquiline Sub will be unaffected;

(f) any civil, criminal or administrative action or proceeding pending by or against Absolut or Aquiline Sub may be continued to be prosecuted by or against Amalco; and

(g) a conviction against, or ruling, order or judgement in favour of or against Absolut or Aquiline Sub may be enforced by or against Amalco.

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Aquiline and the former Absolut Shareholders and former holders of rights to acquire Absolut Shares will hold approximately 4.9% of the issued and outstanding Aquiline Shares on a fully diluted basis.

Directors and Executive Officers of Aquiline after the Amalgamation

Upon completion of the Amalgamation, the Aquiline Board will consist of six persons, five of whom are currently directors of Aquiline; namely, Marc C. Henderson, Martin J. Walter, John J. Sutherland, Blaise Yerly and David Constable, and the sixth director being Harry Burgess, a current director of Absolut.

The new Board of Directors of Aquiline is expected to maintain the current executive officers of Aquiline and to appoint Daniel Noone to serve as Vice-President, Peru. See "Information Concerning Aquiline After the Amalgamation – Directors and Executive Officers". For details of the payments certain executive officers receive under their respective employment contracts, see "Information Concerning Aquiline – Statement of Executive Compensation".

Business Conducted by Aquiline after the Amalgamation

After giving effect to the Amalgamation, Aquiline Sub and Absolut will continue as one corporation under the name "Absolut Resources Inc.". Upon completion of the Amalgamation, the properties and assets of Absolut will become the properties and assets of Amalco and Amalco will be a wholly-owned subsidiary of Aquiline. Amalco will carry on the business of Absolut, which consists of engaging in the acquisition and exploration of mineral properties in Peru. For a description of the business of Absolut, see "Information Concerning Absolut – General Development of the Business".

Aquiline will carry on its business, which consists of engaging in the acquisition, exploration and development of mineral properties within the Americas. For a description of the business of Aquiline, see "Information Concerning Aquiline – General Development of the Business".

See "Information Concerning Aquiline After the Amalgamation – Business of Aquiline".

Conditions to the Amalgamation

The Amalgamation Agreement contains certain conditions precedent to the obligations of Absolut, Aquiline and Aquiline Sub to complete the Amalgamation. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, the Amalgamation will not proceed. The following is a summary of the significant conditions contained in the Amalgamation Agreement:

(a) the TSX-V shall have conditionally approved the Amalgamation and delisting of Absolut;

(b) the TSX shall have conditionally approved the listing thereon of (i) the Aquiline Shares to be issued pursuant to the Amalgamation as of the Effective Date, and (ii) the Aquiline Shares issuable upon exercise of the Aquiline Warrants and the Aquiline Options;

(c) the approval of the Amalgamation by the shareholder of Aquiline Sub remaining in full force and effect at the Effective Date;

(d) the Absolut Amalgamation Resolution shall have been approved by the holders of the Absolut Shares at the Absolut Meeting in accordance with applicable laws and the Amalgamation Agreement and such resolution shall remain in full force and effect at the Effective Date;

(e) all necessary regulatory approvals shall have been obtained or received from the persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with;

(f) All third party consents and approvals shall have been obtained;

(g) there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be enacted, promulgated or applied any governmental order, (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation; or (B) which constitutes or, if the Amalgamation were consummated, would constitute a Material Adverse Effect with respect to Absolut or Aquiline;

(h) employment agreements or other satisfactory arrangements shall have been reached among Aquiline and key management personnel of Absolut, including Daniel Noone;

(i) there shall not exist any prohibition at law against the completion of the Amalgamation;

(j) the Amalgamation Agreement shall not have been terminated in accordance with its terms; and

(k) Aquiline, upon completion of the Amalgamation, shall continue to meet the listing requirements of the TSX.

Representations, Warranties and Covenants

The Amalgamation Agreement contains representations and warranties made by each of Absolut, Aquiline and Aquiline Sub with regard to their respective assets, liabilities, financial position, business and operations. Each of Absolut, Aquiline and Aquiline Sub also provide covenants in favour of the other which govern the conduct of their operations and affairs prior to the completion of the Amalgamation. These representations, warranties and covenants provide, among other things, that the latest available financial statements of each of Absolut and Aquiline present fairly its financial position and have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Termination of Amalgamation Agreement

The Amalgamation Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Date (notwithstanding any approval of the Absolut Amalgamation Resolution):

(a) by the mutual written consent of Absolut and Aquiline;

(b) by either Absolut or Aquiline, if there shall be any applicable law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent governmental entity enjoining Absolut or Aquiline from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c) by Aquiline, if any condition for the benefit of Aquiline set out in the Amalgamation Agreement has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the date of Closing provided, however, that this right to terminate the Amalgamation Agreement shall not be available to Aquiline if Aquiline's or Aquiline Sub's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the condition to be satisfied on or before such date;

(d) by Absolut, if any condition for the benefit of Absolut set out in the Amalgamation Agreement has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the date of Closing provided, however, that this right to terminate the Amalgamation Agreement shall not be available to Absolut if Absolut's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the condition to be satisfied on or before such date;

(e) by Aquiline, if there is a material breach by Absolut of any of its representations, warranties, covenants or agreements contained in the Amalgamation Agreement that could reasonably be expected to cause a condition for the benefit of Aquiline set forth in the Amalgamation Agreement which has not been waived to be incapable of being satisfied on or before the date of Closing;

(f) by Absolut, if there is a material breach by Aquiline or Aquiline Sub of any representation, warranty, covenant or agreement contained in the Amalgamation Agreement that could reasonably be expected to cause a condition for the benefit of Absolut set forth in the Amalgamation Agreement which has not been waived to be incapable of being satisfied on or before the date of Closing; or

(g) by Absolut for any other reason including, but not limited to, its acceptance of a Superior Proposal, provided that if Absolut terminates the Amalgamation Agreement other than pursuant to paragraphs (a) to (f) above, Absolut will immediately pay to Aquiline a non-refundable break fee of $1,000,000 by certified cheque.

Implementation of the Amalgamation

If the requisite Absolut Shareholder approval is obtained at the Meeting and the other conditions to the Amalgamation becoming effective are satisfied or waived, it is intended that Articles of Amalgamation will be filed with the Registrar under the YBCA, together with the other documents required to effect an amalgamation pursuant to the YBCA. The YBCA provides that, upon receipt of such articles and such other required documents, the Registrar shall issue the Certificate of Amalgamation and the Amalgamation becomes effective on the date shown on such certificate.

Procedure for Exchange of Share Certificates by Shareholders

The details of the procedures for the deposit of certificates representing the Absolut Shares and Absolut Warrants, and the delivery by the Exchange Agent of new certificates representing Aquiline Shares and Absolut Warrants are set out in the Letter of Transmittal accompanying the Information Circular. Absolut Shareholders who have not received a Letter of Transmittal should contact Absolut.

Upon receipt by the Exchange Agent of properly completed Letters of Transmittal, together with the certificates representing the Absolut Shares and Absolut Warrants, the Exchange Agent will forward to the holders of Absolut Shares and Absolut Warrants, on or as soon as practicable after the Effective Date, certificates representing Aquiline Shares and Aquiline Warrants to which they are entitled. Once securityholders surrender their certificates, they will not be entitled to sell the securities to which those certificates relate.

Securityholders who forward properly completed Letters of Transmittal, together with their share and warrant certificates, prior to the Effective Date will be forwarded the share and warrant certificates to which they are entitled as soon as practicable after the Effective Date. The Exchange Agent will forward to securityholders who after the Effective Date deposit their properly completed Letters of Transmittal, together with their share and warrant certificates, the share and warrant certificates to which they are entitled as soon as practicable following receipt thereof by the Exchange Agent.

If the Amalgamation is not completed, all transmitted share and warrant certificates will be returned forthwith to the shareholders entitled thereto, without charge. It is recommended that securityholders complete and return their Letters of Transmittal to the Exchange Agent as soon as possible before the Meeting but in any event prior to the Effective Date.

Any use of the mail to transmit a share certificate representing common shares or warrants and a related Letter of Transmittal is at the risk of the securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Where a certificate representing Absolut Shares or Absolut Warrants has been destroyed, lost or mislaid, the registered holder of that certificate should immediately contact Absolut regarding the issuance of a replacement certificate upon the holder satisfying such requirements as may be imposed by Absolut in connection with the issuance of a replacement certificate.

Fractional Shares

No certificates representing fractional Aquiline Shares and Aquiline Warrants will be issued. Where the Exchange Ratio would otherwise result in a securityholder being entitled to receive a fractional Aquiline Share or Aquiline Warrant, such person will be entitled to receive the next higher or lower whole number of Aquiline Shares or Aquiline Warrants, as applicable. In calculating such fractional interests, all Absolut Shares and Absolut Warrants held by a beneficial holder shall be dealt with in the aggregate.

Certain Canadian Federal Income Tax Considerations

This summary is based on the provisions of the *Income Tax Act* (Canada) ("**Tax Act**") and the regulations thereunder, in force as of the date of this Circular, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "**CRA**") made publicly available prior to the date of this Information Circular. This summary also takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein. There is no assurance that the Proposed Amendments will be enacted in the form proposed or at all.

The following discussion applies to Absolut Shareholders or holders of Absolut Warrants ("**Warrantholders**") who, at all relevant times for the purposes of the Tax Act, are resident or are deemed to be resident in Canada ("**Resident Holders**") and hold their Absolut Shares and/or Absolut Warrants as capital property. **This summary does not address the unique tax considerations relevant to holders of Absolut Options. As a consequence, holders of Absolut Options should consult with their own tax advisors to determine the tax consequences of the Amalgamation in light of their own particular circumstances.**

Certain Resident Holders whose Absolut Shares might not otherwise qualify as capital property may, in certain circumstances, treat such Absolut Shares and all other "Canadian securities" (as defined by the Tax Act) owned by such Resident Holder as capital property by making the irrevocable election provided by subsection 39(4) of the Tax Act. Such Resident Holders should consult their own tax advisers for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Absolut Shareholder or Warrantholder. Absolut Shareholders and Warrantholders are urged to consult their own tax advisers for advice with respect to the tax consequences of the Amalgamation based on their own particular circumstances.

Amalgamation

On the Effective Date, Absolut Shareholders (other than Absolut Dissenting Shareholders) will receive a number of Aquiline Shares in exchange for their Absolut Shares determined in accordance with the Exchange Ratio. On such exchange, Absolut Shareholders will be deemed to have disposed of their Absolut Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the Amalgamation. Accordingly, such Absolut Shareholders will realize neither a capital gain, nor a capital loss, solely as a result of the Amalgamation. Such Absolut Shareholders will further be deemed to have acquired the Aquiline Shares at an aggregate cost equal to the proceeds of disposition of their Absolut Shares.

On the Effective Date, Warrantholders will receive a number of Aquiline Warrants in exchange for their Absolut Warrants determined in accordance with the Exchange Ratio. On such exchange, the Warrantholders will be deemed to have disposed of their Absolut Warrants for proceeds of disposition equal to the adjusted cost base of the Absolut Warrants immediately before the Amalgamation. Accordingly, such Warrantholders will realize neither a capital gain, nor a capital loss, solely as a result of the deemed disposition of their Absolut Warrants. Such Warrantholders will further be deemed to have acquired the Aquiline Warrants at an aggregate cost equal to the proceeds of disposition of their Absolut Warrants.

Dissenting Shareholders

Absolut Shareholders who intend to exercise their rights of dissent should consult with their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of their dissent rights, which are described in the section entitled "Particulars of Matters to be Acted Upon – Rights of Dissenting Shareholders".

Absolut Dissenting Shareholders will be considered to have disposed of their Absolut Shares for proceeds of disposition equal to the amount received from Absolut, less the amount of any interest included in the payment, if any. Interest awarded by a court to an Absolut Dissenting Shareholder will be included in the income of the Absolut Dissenting Shareholder for a particular taxation year, to the extent that the amount is received or receivable in that year, depending upon the method regularly followed by the Absolut Dissenting Shareholder in computing income.

An Absolut Dissenting Shareholder will generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Absolut Dissenting Shareholders that are corporations) equal to the amount by which the proceeds of disposition of their Absolut Shares exceed the paid-up capital in respect of their Absolut Shares immediately prior to the disposition of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing a capital gain (or capital loss) on the disposition of such shares.

An Absolut Dissenting Shareholder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition of their Absolut Shares, as reduced by the amount of any deemed dividend discussed above, and net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition. The amount of any capital loss otherwise realized by an Absolut Shareholder that is a corporation, or by a trust or partnership having a corporation as a beneficiary or member, may, in certain cases, be reduced by dividends or deemed dividends received on the relevant Absolut Shares by the Absolut Shareholder.

One half of any capital gain (a "**taxable capital gain**") realized by a Resident Holder will be included in the holders income for the holder's taxation year in which the Amalgamation occurs. One half of any capital loss (an "**allowable capital loss**") realized by a Resident Holder must be deducted by the holder against taxable capital gains in computing the holder's income for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net capital gains in those other years to the extent and in the circumstances provided in the Tax Act.

Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act. A Resident Holder which is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on taxable capital gains.

Securities Law Matters

Canadian Securities Laws

The issue of Aquiline Shares and Aquiline Warrants to holders of Absolut Shares and Absolut Warrants pursuant to the Amalgamation, will be exempt from the prospectus and registration requirements of applicable Canadian securities laws.

Holders of Absolut Shares, Absolut Warrants and Absolut Options not resident in Canada should consult their legal advisors in the jurisdiction of residence.

U.S. Securities Laws

The Aquiline Shares to be issued to holders of Absolut Shares pursuant to the Amalgamation have not been registered under the U.S. Securities Act, and are being distributed pursuant to the exemption from registration provided by Rule 802 thereunder. The Aquiline Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the Absolut Shares exchanged by an Absolut Shareholder in the Amalgamation were also "restricted securities". Accordingly, if an Absolut Shareholder tenders Absolut Shares in connection with the Amalgamation that bear a U.S. Securities Act restrictive legend, any Aquiline Shares issued to such

Absolut Shareholder in exchange for such Absolut Shares shall also bear a U.S. Securities Act restrictive legend. In addition, Aquiline Shares acquired by affiliates of Aquiline may be resold only outside the United States pursuant to Regulation S under the U.S. Securities Act, pursuant to a subsequent registration statement under the U.S. Securities Act or in accordance with the requirements of Rule 144. In general, an affiliate for this purpose is an officer or director of Aquiline or, if the Amalgamation is completed, Absolut, or a shareholder who beneficially owns more than 10% of the outstanding Aquiline Shares.

The Aquiline Warrants and the Aquiline Options to be issued to holders of the Absolut Warrants and the Absolut Options, and the Aquiline Shares issuable upon exercise thereof, have not been registered under the U.S. Securities Act. The Aquiline Warrants and the Aquiline Options are being distributed pursuant to the exclusion from registration under the U.S. Securities Act provided by Regulation S thereunder. The Aquiline Warrants and the Aquiline Options may not be exercised in the United States or by or on behalf of a U.S. person except pursuant to available exemptions from registration under the U.S. Securities Act and applicable state securities laws. The terms "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Regulatory Approvals and Filings

Absolut is not aware of any material licenses or regulatory permits that it holds which might be adversely affected by the Amalgamation or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Amalgamation, other than the TSX and the TSX-V. Aquiline has received conditional approval from the TSX to list the Additional Aquiline Shares for trading on the TSX.

Upon approval of the Amalgamation Resolution, Absolut shall make, or cause to be made, an application to the TSX-V for voluntary delisting of the Absolut Shares from the TSX-V, which delisting shall take effect immediately prior to the Effective Date.

Fairness Opinion

Absolut retained Fraser Mackenzie Limited to provide a fairness opinion to the Absolut Board with respect to the Amalgamation. In deciding to approve the Amalgamation, the Absolut Board considered, among other things, the Fairness Opinion.

The Fairness Opinion states, that based upon and subject to the assumptions, qualifications and limitations set out therein, Fraser Mackenzie Limited is of the opinion that, as of February 4, 2008, the consideration payable to the Absolut Shareholders under the terms of the Amalgamation Agreement is fair from a financial point of view to the Absolut Shareholders.

The Fairness Opinion does not constitute a recommendation as to whether Absolut Shareholders should vote in favour of the Amalgamation. The full text of the Fairness Opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Frazer Mackenzie Limited, is attached as Schedule "E" to this Information Circular. The Absolut Shareholders are urged to read the Fairness Opinion carefully and in its entirety.

Absolut Board Recommends Approval

The special committee of the Absolut Board consisting of Judy Baker, Scott Jobin-Bevans and Harry Burgess, after carefully considering the Amalgamation, has determined that the Amalgamation is fair from a financial point of view to Absolut Shareholders and the Amalgamation is in the best interests of Absolut and the Absolut Shareholders and recommends that Absolut Shareholders vote in favour of the Amalgamation.

The Absolut Board recommends that Absolut Shareholders vote FOR approval of the Amalgamation Resolution.

Approval of Amalgamation

At the Meeting, Aquiline Shareholders will be asked to consider and, if deemed advisable, approve, with or without variation, a Special Resolution to approve the Amalgamation, the full text of which is set forth in Schedule "C" to this Information Circular. In order to be effective, the Amalgamation Resolution requires the approval of not less than two-thirds of the votes cast by Absolut Shareholders represented at the Meeting in person or by proxy. **Unless otherwise specified, the Management Designees named in the accompanying form of proxy will vote FOR the Amalgamation Resolution.**

OSC Rule 61-501 and Resolution to be Approved

Aquiline currently holds 2,766,000 Absolut Shares (representing 9.6% of the issued and outstanding Absolut Shares) and Absolut Warrants to acquire up to 1,170,000 Absolut Shares, which, together with the Absolut Shares held by Aquiline, represent 11.5% of the issued and outstanding Absolut Shares on a fully-diluted basis. Accordingly, Aquiline is a related party of Absolut for the purposes of OSC Rule 61-501.

The Amalgamation has the effect of being a "business combination" for Absolut within the meaning of OSC Rule 61-501. OSC Rule 61-501 provides that an issuer involved in a business combination must obtain a formal valuation unless an exemption from the valuation requirement can be relied upon, and must obtain minority shareholder approval for the transaction, unless an exemption from the minority approval requirement can be relied upon. Absolut is relying upon the exemption set out in paragraph 2 of section 4.1(1) of OSC Rule 61-501 in order to exempt the Amalgamation from the formal valuation requirement of OSC Rule 61-501. This exemption applies where "no securities of the issuer are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States". The common shares of Absolut are listed on the TSX-V only. Absolut is required to obtain shareholder approval for the Amalgamation in accordance with the minority shareholder approval requirements of OSC Rule 61-501.

At the Meeting, shareholders of Absolut will be asked to consider and, if deemed advisable, to authorize and approve by means of a Special Resolution, the Amalgamation Resolution. In order to satisfy the minority approval requirements under OSC Rule 61-501, the Amalgamation Resolution must be approved by at least a majority of the votes cast by Shareholders at the Meeting in respect of the Amalgamation Resolution, other than votes attaching to Absolut Shares beneficially owned or over which control or direction is exercised by an "interested party" (as defined in OSC Rule 61-501) or a "related party" (as defined in OSC Rule 61-501) of an interested party.

Rights of Dissenting Shareholders

Pursuant to section 193 of the YBCA, a shareholder of Absolut who objects to the Amalgamation Resolution is entitled to dissent and, if the Amalgamation becomes effective, be paid by Absolut the fair value of his or her shares. A summary of the provisions of section 193 of the YBCA is set out below and the text of such section is set out in full as Schedule "D" to this Information Circular. **Notwithstanding the following summary, it is strongly recommended that a shareholder obtain legal advice if he or she wishes to invoke his or her rights of dissent. Failure to comply strictly with the procedure set out in section 193 of the YBCA may result in the loss of all dissenters' rights.** A brief summary of the provisions of Section 193 of the YBCA is set out below.

The shareholders are entitled to the dissent rights set out in Section 193 of the YBCA and to be paid the fair value of their common shares or if such shareholder dissents to the Amalgamation and the Amalgamation becomes effective. Neither a vote against the Amalgamation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to object. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name.

Person who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that **ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT.** A shareholder who beneficially owns common shares but is not the registered shareholder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to Absolut in the manner set forth below, a written notice of objection (the "**Objection Notice**") to the Amalgamation Resolution. On the action approved by the Amalgamation resolution becoming effective, the making of an agreement between Absolut and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by Absolut and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or Absolut may rescind the resolution and in either event, the proceedings shall be discontinued.

If the Amalgamation is approved, the dissenting shareholder who sent an Objection Notice, or Absolut, may apply to the court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against Absolut in favour of the dissenting Shareholders and fixing the time by which Absolut must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder, Absolut shall, unless the court otherwise orders, send to each dissenting shareholder a written offer (the "**Offer to Purchase**") to pay to the dissenting shareholder, an amount considered by the directors of Absolut to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with Absolut for the purchase of his common shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each dissenting shareholder within 10 days of Absolut being served with a copy of the originating notice. Any order of the court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by Absolut for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If Absolut is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that Absolut is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of Absolut's assets would thereby be less than the aggregate of its liabilities, then Absolut shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and Absolut as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the court, if Absolut is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to Absolut within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case Absolut is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against Absolut to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Absolut but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by Absolut's Registered and Records Office, Macdonald & Company, 200 - 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2 or by the chairman of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the YBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

THE ABSOLUT MANAGEMENT DESIGNEES, IF NAMED AS PROXY, INTEND TO VOTE FOR THE AMALGAMATION RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN ITS PROXY THAT ITS SHARES ARE TO BE VOTED AGAINST THE AMALGAMATION RESOLUTION.

THE ABSOLUT BOARD UNANIMOUSLY RECOMMENDS THAT ABSOLUT SHAREHOLDERS VOTE FOR THE SPECIAL RESOLUTION SET FORTH IN SCHEDULE "C" TO THIS INFORMATION CIRCULAR APPROVING THE AMALGAMATION.

PART III
INFORMATION CONCERNING AQUILINE

Information Incorporated by Reference

Certain information relating to Aquiline has been incorporated by reference in this Information Circular from documents filed with securities commissions in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Aquiline at The Exchange Tower, 130 King Street West, Suite 3680, P.O. Box 99, Toronto, Ontario M5X 1B1. In addition, these documents can be found on SEDAR website at "www.sedar.com".

The following documents of Aquiline, filed with the applicable securities commissions in Canada, are specifically incorporated by reference into this Information Circular:

1. the unaudited consolidated financial statements of Aquiline as at and for the three and nine-month periods ended September 30, 2007 (including the notes thereto and the September 30, 2006 comparatives) and the management's discussion and analysis of Aquiline relating to such period;

2. the audited consolidated financial statements of Aquiline as at and for the financial years ended December 31, 2006, December 31, 2005, December 31, 2004 (including the notes thereto and the auditors' report thereon), as restated, and the management's discussion and analysis of Aquiline, as restated, relating to such periods all as filed on SEDAR on February 6, 2008;

3. the report of Snowden Mining Industry Consultants, Brisbane, Australia, dated April 5, 2007, entitled "*Calcatreu Gold Project, Initial Feasibility Study*" prepared by Peter Myers, P.Eng.; and

4. the report of Snowden Mining Industry Consultants, Brisbane, Australia, dated December 5, 2007, entitled "*Aquiline Resources Inc.: Navidad Project, Chubut Province, Argentina*" prepared by Pamela De Mark, BSc(App Geo), MAusIMM.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Aquiline

Aquiline was incorporated on May 3, 1988 by the filing of a Memorandum and Articles under the *Company Act* (British Columbia). By Articles of Continuance dated December 16, 2002, Aquiline continued from British Columbia to Ontario to be governed under the *Business Corporations Act* (Ontario). Aquiline is authorized to issue an unlimited number of common shares. Each Aquiline Share carries the right for the holder thereof to receive notice of, attend and vote at any general meeting of Aquiline. Each Aquiline Share carries one vote. Holders of Aquiline Shares are entitled to such dividends as may be declared by the board of directors from time to time and are entitled to participate in the liquidation, dissolution or winding up of Aquiline, or other distribution of its assets, pro rata based on the number of common shares held by them.

The registered office and head office of Aquiline is located at The Exchange Tower, 130 King Street West, Suite 3680, PO. Box 99, Toronto, Ontario M5X 1B1.

Aquiline is a reporting issuer in Alberta, British Columbia and Ontario. The Aquiline Shares began trading on the TSX on November 21, 2005, and are traded under the symbol "AQI". Prior to November 21, 2005, the Aquiline Shares were listed and posted for trading on the TSX-V.

Intercorporate Relationships

The following chart sets out Aquiline's corporate structure including all material subsidiaries and their respective jurisdictions of incorporation:


Aquiline Resources Inc.
(Ontario)
100%
98.22% (1)
41310 Yukon Inc. (2)
(Yukon)
Minera Aquiline Argentina
S.A. (3)
(Argentina)

Notes:

(1) 1,200,000 shares are held in trust by Mr. Martin Walter out of 67,735,017 issued and outstanding shares.
(2) Incorporated on November 16, 2007 under the *Business Corporations Act* (Yukon).
(3) Incorporated on July 8, 1998 under the laws of Argentina.

General Development of the Business

Three-Year History

Developments in Fiscal Year ended December 31, 2004

On February 6, 2004, Aquiline completed a brokered private placement of 5,750,000 units of Aquiline at a price of $1.20 per unit, for total proceeds of $6,900,000. Each unit consisted of one Aquiline Share and one half of one common share purchase warrant. One whole purchase warrant entitled the holder to purchase one Aquiline Share at a price of $1.65 per share for an eighteen-month period from the date of closing. Pacific International Securities Inc., Dundee Securities Corporation and Toll Cross Securities Inc. acted as the agents for the private placement. The agents received a commission of $483,000, of which $375,335 was paid in cash, and $107,665 was paid, at the election of one agent, by way of 89,722 units at $1.20 per unit. The units issued to the agent have the same terms as the units issued to investors. Further, the agents received brokers' warrants to purchase an aggregate of 402,500 brokers' units at $1.25 per unit for an eighteen-month period from the date of closing. Each unit issuable upon the exercise of the broker warrants consisted of one Aquiline Share and one half of one common share purchase warrant, with each whole purchase warrant entitling the holder to purchase one Aquiline Share at a price of $1.65 per share for an eighteen-month period from the date of closing. Proceeds of the private placement were used to accelerate exploration and development of the Calcatreu Gold Project and for general corporate purposes.

On December 15, 2004, Aquiline completed a non-brokered private placement of 2,750,000 units of Aquiline at a price of $1.30 per unit, for total proceeds of $3,575,000. The principal purchaser of the financing was The Tectonic Fund of Paris, France who subscribed for two million units of the placement. Each unit consisted of one Aquiline Share and one half of one common share purchase warrant. One whole purchase warrant entitled the holder to purchase one Aquiline Share at a price of $1.55 per share for a two-year period from the date of closing.

Developments in Fiscal Year ended December 31, 2005

In May 2005, Aquiline announced that Aquiline's SEIA for the Calcatreu Gold Project was finalized and would be submitted to the provincial government authorities in Rio Negro in May 2005. The filing of this document was the culmination of a process that was initiated with the implementation of baseline studies in September 2003 and started the process of obtaining the appropriate mining approvals needed for the Calcatreu Gold Project. A number of prominent local and international consultants were involved in the preparation and authorship of the SEIA including Environmental Resources Management (ERM), Water Management Consultants (WMC), and Buenos Aires based Estudios y Servicios Ambiental S.A.

Aquiline announced the appointment of Mr. John Chulick as Exploration Manager for the Calcatreu Gold Project. On July 19, 2005, Aquiline provided an update with respect to the permitting of the Calcatreu Gold Project. Aquiline submitted a detailed SEIA to the provincial government environmental regulating authority CODEMA on May 27, 2005, notifying the government of its intentions to permit the Calcatreu Gold Project for production. As is the normal course of business, CODEMA then indicated that they would review and return their initial comments on the SEIA within 50 days. Aquiline is in receipt of a letter from CODEMA that details their observations. The majority of CODEMA's observations related to the fact that the SEIA was not currently supported by full feasibility level details of the process engineering and associated mine planning. Their observations included the following:

Aquiline to provide:

- More precise volumes of the ore and waste that is to be extracted, worked and treated.
- Further mine design and details of potential environmental impacts of proposed underground mining operations that are to be undertaken in years 5, 6 and 7.
- Further analysis on ore characteristics and residues that may be generated when the ore is processed.
- Further detailed description of the mine closure plan and project area reclamation.
- More detailed studies on the hydrogeological characteristics of the aquifers and water resources that are to be used for the proposed operation.
- Further details of development plans for public education, health, mine living quarters and other deemed positive impacts.

Aquiline's SEIA report was compiled from mine scoping level project data and CODEMA's requests for additional information were not unexpected or inconsistent with the regulatory permitting process that exists today in most jurisdictions. The additional detail requested was relatively extensive and Aquiline was committed to providing CODEMA with the required information. This information was most efficiently re-submitted in connection with the completion of Aquiline's full feasibility study for the Calcatreu Gold Project.

Independent of the ongoing permitting process, Aquiline became aware in late June 2005 that the Governor of the Province of Rio Negro made public comments announcing his concern with the use of cyanide within the mining industry and that he favoured a ban on the use of cyanide within the Province of Rio Negro. These comments – which were unexpected and inconsistent with the position of the federal government and their pro-active stance on encouraging mineral development within Argentina – nevertheless triggered public debates and discussions within Rio Negro Province. On July 14, 2005, a consortium composed of mining and exploration companies operating in Rio Negro openly discussed issues relating to the use of cyanide in mining operations at the legislative government level. Aquiline participated in these discussions and was openly working with legislators on these concerns put forward by the Governor of the Rio Negro Province. In response to these concerns, Aquiline instructed Ausenco, an engineering and construction firm that specializes in the design, construction and commissioning of mineral extraction plants, which had been awarded the contract to prepare the feasibility study for the Calcatreu Gold Project, to extend the Calcatreu Feasibility Study to include studies on other viable non-cyanide-related gold extraction methods that may be applicable at the Calcatreu Gold Project.

On October 7, 2005, Aquiline completed a non-brokered private placement of 4,750,000 non flow-through units of Aquiline at a price of $1.60 per non flow-through unit and 200,000 flow-through units at a price of $1.75 per flow-through unit for total proceeds of $7,950,000. The issue was taken down by, among others, institutions, certain insiders of Aquiline and a producer of silver. Each non flow-through unit was comprised of one Aquiline Share and one-half of one common share purchase warrant, each whole warrant entitling the holder thereof to purchase one Aquiline Share at an exercise price of $2.00 for a period of 12 months from the date of closing. In addition, if a subscriber exercised a whole warrant prior to its expiration, the subscriber would receive, for each whole warrant so exercised, an additional common share purchase warrant, entitling the holder thereof to purchase one Aquiline Share at an exercise price of $3.00 until the second anniversary of the date of closing. Each unit issued under this private placement was a "flow-through share" within the meaning of section 66(15) of the *Income Tax Act* (Canada), as amended. All of the warrants were exercised. The proceeds from the non flow-through units were used for the continued exploration and development of the Calcatreu Gold Project, including the completion of the 10,000 meter exploration drilling campaign. The proceeds from the flow-through units were used for expenditures on Aquiline's projects in the River Valley Area near Sudbury, Ontario.

On November 11, 2005, Aquiline received conditional approval to list its common shares on the TSX, subject to Aquiline fulfilling all of the requirements of the TSX. Such conditions were subsequently satisfied and on November 21, 2005, Aquiline's common shares commenced trading on the TSX.

Developments in Fiscal Year ended December 31, 2006

In April 2006, Aquiline appointed Mr. Dennis Gibson as its Chief Financial Officer.

On July 16, 2006, Aquiline announced that after the close of trading on July 14, 2006, the Supreme Court of British Columbia rendered a judgment in favour of Aquiline in Vancouver Registry Action No. S041353 between Minera Aquiline as plaintiff and IMA and Inversiones Mineras Argentinas S.A. as defendants. The trial was held to determine ownership of the Navidad Silver Project. For more details of the decision, see "Information Concerning Aquiline – Legal Proceedings".

On October 18, 2006, Aquiline entered into the Interim Project Development Agreement to give effect to the July 14, 2006 judgment of the Supreme Court of British Columbia (Vancouver Registry Action No. S041353). IMA appealed the judgment which was heard over three days commencing April 10, 2007 in the British Columbia Court of Appeal in

Vancouver, British Columbia. For more details of the terms of the Interim Project Development Agreement, see "Information Concerning Aquiline – Legal Proceedings".

On November 15, 2006, Aquiline completed a brokered private placement led by Sprott Securities Inc. and a syndicate of agents including Canaccord Capital Corporation and Pacific International Securities Inc., consisting of 2,365,600 Aquiline Shares at a price of $4.65 per share to raise gross proceeds of $11,000,040. The agents were paid a cash commission of 5% of the gross proceeds raised pursuant to the brokered private placement. Concurrently, with the completion of the brokered private placement, Aquiline also closed a non-brokered private placement of 2,381,290 Aquiline Shares at a price of $4.65 per share to raise gross proceeds of $11,073,000. A finder's fee of 3.75% was paid to certain finders in respect of the non-brokered private placement.

On November 17, 2006, after completing its due diligence with respect to the Interim Project Development Agreement, Aquiline obtained full operating responsibility of the Navidad Silver Project and holds and operates the Navidad Silver Project as a trustee for the benefit of the Ultimate Owner.

Developments in Fiscal Year ended December 31, 2007

On February 20, 2007, Aquiline announced that Aquiline served and filed its factum with the British Columbia Court of Appeal, File No. CA034280. The appeal was heard before the Court of Appeal in Vancouver, British Columbia over a three day period commencing on April 10, 2007.

On March 5, 2007, Aquiline reported that it had expanded its management team in line with recent developments and expanding exploration programs at the Navidad Silver Project. Aquiline welcomed Mr. Gary Gantner as Vice President & Chief Operating Officer. Mr. Gantner's primary responsibility is to manage the ongoing development of Aquiline's two properties in Argentina – the Navidad Silver Project and the Calcatreu Gold Project. Mr. John Chulick, who had been acting as Exploration Manager for Aquiline's projects in Argentina was appointed Vice President of Exploration, and Mr. Martin Walter, former Vice President of Exploration was appointed Executive Vice President of Aquiline.

On March 15, 2007, Aquiline issued a press release announcing the completion of the Calcatreu Feasibility Study. The Calcatreu Feasibility Study has been titled an Initial Feasibility Study due to issues surrounding the prohibited use of cyanide in mineral extraction processes within Rio Negro Province. A copy of the Calcatreu Feasibility Study was filed on SEDAR.

On June 7, 2007, Aquiline announced that the British Columbia Court of Appeal had released its decision in the Appeal of IMA (File No. CA034280) in favour of Aquiline. The Appeal launched by IMA was dismissed with no variations to the original judgment.

On September 7, 2007, Aquiline announced that an Application for Leave to Appeal to the Supreme Court of Canada ("SCC") had been filed by IMA and its wholly-owned subsidiary, Inversiones Mineras Argentinas S.A. with respect to the British Columbia Court of Appeal decision. On December 20, 2007, the SCC dismissed the application for leave to appeal with costs. Consequently, upon the payment by Aquiline to IMA certain expenses as required pursuant to the IPDA, the trust will be terminated and Aquiline will be the sole beneficial owner of the Navidad Silver Project.

On or prior to the termination of the trust, Aquiline will dispose of certain land holdings which it owns in the Province of Chubut in order to comply with applicable Argentinean laws. Aquiline currently holds 192,900 hectares of land in Chubut. Aquiline's land position in Chubut does not include the land claims held under the terms of the IPDA, which comprise another 208,800 hectares. Under the Argentinean Mining Code which governs the granting of exploration concessions, an individual or legal entity can be awarded exploration concessions to a maximum of 200,000 hectares of 20 exploration concessions per province. The limit prevents the mining authority from granting permits in excess of the limit, but the limit does not include permit requests filed but not yet granted. To date, including the IMA land claims, permits have been granted on 83,000 hectares and filings have been made but not yet granted for an additional 233,000 hectares. Aquiline has undertaken work to determine what concessions are to be packaged for sale, as well as to advance those concessions that are most prospective.

On January 18, 2008, Aquiline announced that it and IMA agreed to amend the terms of the IPDA to allow Aquiline an extension until February 11, 2008 to pay the sum of $11 million owing to IMA thereunder. As part of the consideration for the extension, Aquiline agreed to waive its right to recover legal costs incurred throughout the trial process.

Description of the Business

General

Aquiline is engaged in the business of acquiring and exploring gold deposits and precious metals properties and exploring and developing such properties independently, or through joint ventures, as appropriate. Aquiline currently holds interests in the Calcatreu Gold Project, and properties in the Sudbury region of Ontario that are being explored for platinum group metals deposits. The Calcatreu Gold Project is currently the focus of Aquiline's operations and constitutes Aquiline's principal property. Subject to the Interim Project Development Agreement, Aquiline also holds and operates the Navidad Silver Project as a trustee for the Ultimate Owner of the Navidad Silver Project.

Aquiline has been in the exploration stage on its mineral properties and prospects and therefore has no regular cash flow from operations. The level of operations is determined by the availability of capital resources, the sources of which are unpredictable. To date, funding has been provided almost exclusively by equity investors. Given the nature of Aquiline's operations, which consist of exploration and evaluation of mining properties, Aquiline believes that the most meaningful financial information relates primarily to current liquidity and solvency. Aquiline's financial success will be dependent on the extent to which it can discover mineralization in economic quantities and the economic viability of developing its properties. Such development may take years to complete and the amount of resulting income, if any, will be difficult to determine with any certainty. The value of any mineral products discovered by Aquiline will be largely dependent on factors beyond Aquiline's control.

Aquiline's historical capital needs have been met with equity subscriptions from private investors, including members of Aquiline's management. Aquiline does not expect to receive income from any of its projects within the foreseeable future.

Aquiline intends to continue to evaluate its existing mineral properties and, if deemed warranted, acquire new mineral properties and, contingent upon obtaining satisfactory exploration results, to develop such properties either through additional equity financings or by way of joint venture or option agreements, or through a combination of both.

Gold and Silver Prospects

Calcatreu Gold Project

On May 1, 2007, Aquiline released the Calcatreu Feasibility Study. The Calcatreu Feasibility Study was compiled by the Snowden Mining Industry Consultants, which also completed the mine design work and financial analysis. Ausenco, a mining engineering and construction firm based in Australia that specializes in the design, construction and commissioning of midsize mineral extraction plants completed the processing component of the study. Other companies involved were Vector Engineering, Inc. (geotechnical and tailings entrapments), Golder Associates Ltd. (slope stability and acid rain drainage) and Ambiental S.A. of Argentina (social and environmental issues). The Calcatreu Feasibility Study has been titled "Calcatreu Gold Project, Initial Feasibility Study" due to issues surrounding the prohibited use of cyanide in mineral extraction processes within Rio Negro Province.

The technical information contained below is summarized or extracted from some of the main conclusions reached in the Calcatreu Feasibility Study. Readers are directed to the Calcatreu Feasibility Study which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the following disclosure. The following summary is not exhaustive. The Calcatreu Feasibility Study is intended to be read as a whole and sections should not be read or relied upon out of context. The Calcatreu Feasibility Study contains the expression of the professional opinions of qualified persons (each a "Qualified Person" as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101")) based upon information available at the time of preparation of the Calcatreu Feasibility Study. The following disclosure, which is derived from the Calcatreu Feasibility Study, is subject to the assumptions and qualifications contained in the Calcatreu Feasibility Study.

Summary

The Calcatreu Gold Project is owned by Aquiline. At this time, legislative restrictions placed on the use of cyanide by the Rio Negro government mean no economic or practical processing route for treating the Calcatreu mineralization is available.

The scope of the Calcatreu Feasibility Study is to determine the potential for establishing a project at Calcatreu assuming no impact from the restrictions on the use of cyanide.

The project scope entails mining ore containing gold and silver from open-pit mines at a nominal rate of 750,000 tonnes per year and treating it in a conventional crushing, grinding, and carbon-in-leach process plant to produce gold/silver doré. The Calcatreu Feasibility Study has been compiled with reference to USD currency throughout.

The mineral resource for the Vein 49 and Nelson zones at Calcatreu, at a cut-off of 0.55 g/t Au, is estimated to comprise:

- Indicated mineral resource – 6.155 Mt at 3.04 g/t Au and 28.1 g/t Ag
- Inferred mineral resource – 1.876 Mt at 2.10 g/t Au and 19.4 g/t Ag

The results of Aquiline's drilling campaigns conducted since August 2004 are yet to be included in estimating the mineral resource.

As no economic or practical processing route for treating the Calcatreu mineralization is available at present, no estimate of a mineral reserve can be made. However, an estimate has been made of the potential mining inventory which may become available in the event that the restrictions are lifted.

The potential mining inventory derived from the indicated mineral resource amenable to treatment by cyanide tank leaching at a diluted cut-off of 1.12 g/t Au equivalent is estimated to be 3.50 Mt at 3.86 g/t Au and 33.22 g/t Ag for 435 koz Au and 3,739 koz Ag.

Gold recovery is predicted by testwork to be 90% and silver recovery is 74%.

Operating costs are $31.50/t of ore and capital costs are $79.15 M.

A mine life of 4.7 years is projected.

Financial analysis shows that the Calcatreu Gold Project has the potential to offer a modest level of profitability using the assumptions and findings of the Calcatreu Feasibility Study. At a gold price of $500/oz and a silver price of $8.00/oz, the project delivers free cashflow of $16.26 M and an NPV of $6.07 M with an IRR of 14%. The financial analysis was also run at 6 month (to 31 December 2006) average gold and silver prices of $624/oz and $12.38/oz. Free cashflow, NPV and IRR of $73.54 M, $54.68 M and 74%, respectively, result.

Risk analysis using a multi-variate Monte Carlo simulation shows the project has a 37% probability of delivering a positive NPV result and a 24% probability of delivering the Calcatreu Feasibility Study NPV result.

Apart from resolving the acceptability of the use of cyanide, risk mitigation strategies should be incorporated into the project before a decision is made to proceed with development. In particular, the identification of additional mineral resources for conversion into mining inventory, through discovery or upgrading the confidence classification of existing mineral resources, provides an opportunity to significantly improve the project risk profile. It is understood that Aquiline is pursuing this strategy.

Project Description

The Calcatreu Gold Project is located approximately 1,250 km southwest of Buenos Aires, the national capital of Argentina, 165 km southeast (330 km by road) of the major regional centre of San Carlos De Bariloche and 60 km south of the town of Ingeniero Jacobacci (Jacobacci). The project area is about 1,300 m above sea level and consists of pampa (treeless grassland or plains) in wide flat valleys between low rocky hills, which support very low intensity sheep farming based on poor quality soil. Calcatreu is located in Rio Negro Province close to the northern boundary of Chubut Province.

The project entails mining material containing gold and silver from open-pit mines at a nominal rate of 750,000 tonnes per year and treating it in a conventional crushing, grinding, and carbon-in-leach process plant to produce gold/silver doré. The project site is devoid of infrastructure except for an unsealed road to Jacobacci. Provision is made in the project scope for access, power, water, communications and on-site accommodation.

Mineral Resources

Precious metal-bearing quartz-calcite veining was discovered in the Calcatreu area in late 1997. Since discovery, vein systems at 11 prospects have been delineated within the project area. The Vein 49/Nelson system, which has a strike length of over 2 km and widths of up to 20 m, has been the most intensely investigated of these and is the significant discovery at Calcatreu. At certain locations the vein system remains open down dip and the structure hosting it remains open along strike. The possibility for the discovery of additional mineralization exists.

Previous drilling at Calcatreu was completed in four campaigns, by La Source and Normandy SA, between 1999 and 2001. Aquiline completed a brief due diligence drill program in 2003 and is continuing an in-fill definition and exploration drilling program at the property.

Micon prepared a preliminary assessment study for Vein 49 and Nelson based on the results from drilling carried out up to August, 2004 ("A Preliminary Assessment and Economic Evaluation for the Calcatreu Gold-Silver Project" October 2004) which was filed by Aquiline with the TSX in October 2004.

As part of the preliminary assessment study, Micon estimated the mineral resource for the Vein 49 and Nelson zones, at a cut-off of 0.55 g/t Au, to comprise:

- Indicated mineral resource – 6.155 Mt at 3.04 g/t Au and 28.1 g/t Ag
- Inferred mineral resource – 1.876 Mt at 2.10 g/t Au and 19.4 g/t Ag

The results of Aquiline's drilling campaigns conducted since August 2004 are yet to be included in estimating the mineral resource at Calcatreu.

Mining and Mineral Reserves

At this time, no economic or practical processing route for treating the Calcatreu mineralization is available due to legislative restrictions placed on the use of cyanide by the Rio Negro government. Therefore no estimate of a mineral reserve can be made. However, an estimate has been made of the potential mining inventory which may become available in the event that the restrictions are lifted.

The potential mining inventory estimate is made based on a gold price of US$500 /oz and a silver price of US$8 /oz.

The potential high grade mining inventory amenable to treatment by cyanide tank leaching derived from the indicated mineral resource at a diluted cut-off of 1.12 g/t Au equivalent is estimated to be:

- 3.50 Mt at 3.86 g/t Au and 33.22 g/t Ag for 435 koz Au and 3,739 koz Ag.

The potential mining inventory estimate is considered to be at a medium level of confidence due to the confidence level of the resource from which it was derived.

A potential low grade mining inventory which may be amenable to treatment by a passive leaching process was derived from the indicated mineral resource at a diluted cut-off of 0.48 g/t Au equivalent and is estimated to be:

- 1.37 Mt at 0.64 g/t Au and 9.19 g/t Ag for 33 koz Au and 405 koz Ag.

The potential low grade mining inventory is of a low level of confidence due to the confidence level of the process and cost assumptions used in its determination.

A mine life of 4.7 years is achieved through mining and processing the potential high grade mining inventory at the nominated throughput rate of 750,000 tonnes per year.

Operating costs associated with the mining part of the operation are $1.45/t of material mined over the life of the project or $11.95/t of the high grade production material mined.

Capital costs associated with the mining operation are $12.7 M at start-up and $13.0 M over the mine life.

Mining at Calcatreu is expected to be simple with no especially challenging or high cost mining issues likely to be encountered.

Diligent grade control practices will be used to derive the greatest value from the project.

Control over the mining and dumping of pyritic waste will be exercised to manage the risk of acid mine drainage being generated.

Recommendations

The mineral resource estimate for Calcatreu should be updated using the results of the drilling campaigns conducted since 2004 to enable a more accurate and higher confidence estimate of the potential mining inventory to be made. Further work should be undertaken to confirm or modify the preliminary conclusions regarding processing performance, hydrogeology and environmental matters which were relied upon during the estimation of the potential mining inventory. Processing investigations should be initiated to identify a technically and economically feasible method for treating the low grade potential mining inventory estimated in the Calcatreu Feasibility Study.

Processing and Site Infrastructure

The project entails mining and processing mineralised material at a nominal rate of 750,000 tonnes per year and treating it in a conventional crushing, grinding, and CIL process plant to produce gold/silver doré.

A comprehensive metallurgical testwork programme demonstrated that the ore is "free milling" and that high gold and silver recoveries can be achieved using a conventional grinding and cyanidation process.

Grade versus leach residue relationships were developed and equate to a gold recovery of 90% at the average head grade of 3.86 g/t and a silver recovery of 74% at the average head grade of 33.2 g/t.

Cyanide detoxification tests were conducted on samples of leach residue tails and show that the cyanide level in the leach residue tails can be readily detoxified to meet the ICMC standard for the discharge of tailings into a tailing storage facility.

Electrical power will be provided by an owner-operated, power station using high-speed diesel generator sets.

Site buildings will comprise process plant, mine workshop, reagent storage, core storage and laboratory. Process water will be supplied from a site borefield.

On-site camp accommodation will be provided for the site personnel, who would generally reside in Jacobacci.

The average annual cost for processing Calcatreu ore at a rate of 750,000 tonnes per year over the life of the mine is $19.55/t.

The project initial capital cost for the process plant and site infrastructure is estimated at $66.2 M.

The Calcatreu Feasibility Study also included a conceptual assessment of alternative process routes including a non-cyanide gold and silver recovery process. Whilst this process route eliminates the use of cyanide, the recoveries of gold and silver were significantly lower than those achieved using a cyanide leach.

Recommendations

During the next phase of developing the Calcatreu Gold Project, Aquiline should obtain environmental and mine permitting licenses, and conduct hydrological studies to determine the source and quality of the raw water for the proposed processing facility.

It is imperative to establish whether the decision by the Rio Negro government can be modified before embarking on the next phase of project development to make a definitive process route selection for optimization.

Financial Analysis

The financial analysis shows that the Calcatreu Gold Project offers a modest level of profitability using the assumptions and findings of the Calcatreu Feasibility Study. At a gold price of $500/oz and a silver price of $8.00/oz, the project delivers free cashflow of $16.26 M and NPV of $6.07 M with an IRR of 14%. Operating costs are $31.50/t of material processed and the capital cost is $79.15 M.

The project as it stands does not have an attractive risk profile. When analysed by multivariate Monte Carlo simulation for the impact of identifiable significant risks, it is apparent that there is only a 37% probability of the project delivering better than a break-even financial result (i.e. zero NPV) and a 24% probability that the project will deliver the Calcatreu Feasibility Study NPV or greater. The NPV of the project is particularly sensitive to variations in the revenue factors (price, mined grade and recovery) over which Aquiline has limited control, and the size of the mining inventory.

The financial analysis was also undertaken using the 6 month average (to 31 December 2006) gold and silver prices of \$624/oz and \$12.38/oz respectively. Under these assumptions, the project delivers free cashflow of \$73.54 M and NPV of \$54.68 M with an IRR of 74%.

Recommendations

Apart from resolving the acceptability of the use of cyanide, risk mitigation strategies should be considered and incorporated into the project before a decision is made to proceed with development. In particular, the identification of additional mineral resources for conversion into mining inventory, through discovery or upgrading the confidence classification of existing mineral resources, provides an opportunity to significantly improve the risk profile. It is understood that Aquiline is pursuing this strategy.

<u>Navidad Silver Project</u>

The technical report (the "**Navidad Project Report**") dated December 2007 entitled "Aquiline Resources Inc.: Navidad Project, Chubut Province, Argentina" was compiled by Snowden from sources cited in the text by Ms. Pamela De Mark, MAusIMM, Senior Consultant with Snowden, Mr. John J. Chulick, Vice President of Exploration at Aquiline, Mr. Dean K. Williams, Chief Geologist at Aquiline, and by Gregory Chlumsky, Principal at Chlumsky, Armbrust and Meyer LLC (CAM). Ms. De Mark, Mr. Chulick, Mr. Williams, and Mr. Chlumsky are Qualified Persons as defined by NI 43-101. Ms. De Mark visited the Navidad Silver Project site in September 2007. The Navidad Project Report is the current technical report on the Navidad Silver Project in accordance with NI 43-101.

The technical information contained below is summarized or extracted from some of the main conclusions reached in the Navidad Project Report. Readers are directed to the Navidad Project Report which can be reviewed in its entirety by accessing the SEDAR database at www.sedar.com and which qualifies the following disclosure. The following summary is not exhaustive. The Navidad Project Report is intended to be read as a whole and sections should not be read or relied upon out of context. The Navidad Project Report contains the expression of the professional opinions of qualified persons (each a "Qualified Person" as defined under NI 43-101) based upon information available at the time of preparation of the Navidad Project Report. The following disclosure, which is derived from the Navidad Project Report, is subject to the assumptions and qualifications contained in the Navidad Project Report.

Summary

The Navidad Project Report refers to the Navidad Silver Project, an advanced stage silver-lead mineral exploration project located in Chubut Province, Argentina. Aquiline holds the Navidad Silver Project as trustee for the Ultimate Owner, pending determination of the identity of the Ultimate Owner, under the terms and conditions of an Interim Project Development Agreement (IPDA) made on 18 October 2006 between Aquiline, Minera Aquiline Argentina S.A., IMA Exploration Inc., IMA Latin America Inc., Inversiones Mineras Argentinas Inc., and Inversiones Mineras Argentinas S.A. The IPDA provides interim arrangements to ensure the continued development of the Navidad Silver Project for the benefit of the Ultimate Owner.

The Supreme Court of British Columbia awarded ownership of the Navidad Project to Minera Aquiline on 14 July 2006 following a court case with IMA where IMA was found to have breached a confidentiality agreement with Minera Normandy, then a subsidiary of Newmont Mining Corporation. Minera Normandy was subsequently acquired by Aquiline and its name was changed to Minera Aquiline. IMA appealed the trial court decision to the Appeal Court of British Columbia which denied the appeal in reasons for judgment dated June 7, 2007. In September 2007 IMA submitted an Application for Leave to Appeal to the Supreme Court of Canada. On December 20, 2007, the SCC dismissed the Application for Leave to Appeal with costs. Consequently, upon the payment by Aquiline to IMA of certain expenses as required pursuant to the IPDA, the trust will be terminated and Aquiline will be the sole beneficial owner of the Navidad Silver Project.

On January 18, 2008, Aquiline announced that it and IMA agreed to amend the terms of the IPDA to allow Aquiline an extension until February 11, 2008 to pay the sum of \$11 million owing to IMA thereunder. As part of the consideration for the extension, Aquiline agreed to waive its right to recover legal costs incurred throughout the trial process.

The deposit areas at Navidad occur within a sedimentary package known as the Cañadón Asfalto Formation hosting an intermediate volcanic rock identified as trachyandesite, referred to locally as latite. Lithologies described as the Cañadón Asfalto may occur both above and below the intercalated bodies of latite. The entire sequence is interpreted to have been deposited within a lacustrine basin environment.

Exploration at Navidad has been influenced by the concepts and methods that have so far been successful over the past five years. During this time, a group of seven individual deposits have been identified and five of these have been the subject of previous Mineral Resource estimates (Snowden 2006a and Snowden 2006b). Silver and lead mineralisation is generally associated with the prospective latite unit, either hosted in the latite unit itself or in the sedimentary sequence proximal to the latite.

The Navidad Project Report is intended to disclose recently updated mineral resources at the Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, and Loma de La Plata deposits at the Navidad Silver Project.

Mineral Resource estimates are reported at the Navidad Silver Project (Table 1.1). Tonnes and grades have been reported above a cut-off grade of 50 g/t silver equivalent. To date, no analysis has been made to determine the economic cut-off grade that will ultimately be applied to the Navidad Silver Project. Silver equivalence was calculated using three year rolling average prices for silver ($10 per oz) and lead ($0.70 per lb). The following formula, which does not include any other factors such as variable metal recoveries, was applied to reach the silver equivalent value:

$$AgEQ = Ag + (Pb \times 10{,}000/208)$$

Table 1.1 Navidad 2007 Mineral Resources reported above a cut-off grade of 50 g/t AgEQ

Deposit	Classification	Mt	AgEQ g/t	Ag g/t	Pb%	Contained Ag (MOz)	Contained Pb (Mlb)
Calcite NW	Measured	0	0	0	0	0	0
	Indicated	14.6	107	80	0.57	37	182
	Meas. + Ind.	14.6	107	80	0.57	37	182
	Inferred	11.0	76	40	0.75	14	181
Calcite Hill	Measured	0	0	0	0	0	0
	Indicated	15.4	133	98	0.71	49	242
	Meas. + Ind.	15.4	133	98	0.71	49	242
	Inferred	4.0	91	76	0.31	10	27
Navidad Hill	Measured	8.5	142	117	0.51	32	96
	Indicated	5.9	96	85	0.24	16	31
	Meas. + Ind.	14.4	123	104	0.40	48	127
	Inferred	2.7	96	79	0.36	7	21
Connector Zone	Measured	0	0	0	0	0	0
	Indicated	8.1	112	93	0.40	24	71
	Meas. + Ind.	8.1	112	93	0.40	24	71
	Inferred	3.5	114	98	0.34	11	27
Galena Hill	Measured	7.3	323	188	2.81	44	451
	Indicated	52.3	165	88	1.60	148	1,842
	Meas. + Ind.	59.6	184	100	1.74	192	2,293
	Inferred	10.1	118	67	1.05	22	235
Barite Hill	Measured	0	0	0	0	0	0
	Indicated	6.5	194	176	0.38	37	54
	Meas. + Ind.	6.5	194	176	0.38	37	54
	Inferred	0.4	104	44	1.26	1	12
Loma de la Plata	Measured	0	0	0	0	0	0
	Indicated	9.1	229	225	0.09	66	19
	Meas. + Ind.	9.1	229	225	0.09	66	19
	Inferred	17.3	164	159	0.11	89	43
Total	Measured	15.8	226	150	1.57	76	547
	Indicated	111.9	152	105	0.99	377	2,440
	Meas. + Ind.	127.7	161	110	1.06	453	2,988
	Inferred	49.0	121	97	0.50	153	546

Notes:

The most likely cut-off grade for this deposit is not known at this time and must be confirmed by the appropriate economic studies.

Silver equivalent grade values are calculated without consideration of variable metal recoveries for silver and lead. A silver price of US$10.00/oz and lead price of US$0.70/lb was used to derive an equivalence formula of AgEQ = Ag + (Pb × 10,000 / 208). Silver and lead prices are based on a three-year rolling average.

The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.

Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies.The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

No mineral reserves have been estimated at this time. Additional studies will be required to determine technical, economic, legal, environmental, socio-economic, and governmental factors. These modifying factors are normally included in a mining feasibility study and are a pre-requisite for conversion of mineral resources to, and reporting of, mineral reserves. The CIM Standards (CIM, 2005) describe completion of a preliminary feasibility study as the minimum prerequisite for the conversion of mineral resources to mineral reserves.

The Navidad Silver Project is at an advanced stage of exploration. Aquiline may elect to undertake a preliminary assessment or scoping study on the deposits at Calcite NW, Calcite Hill, Navidad Hill, Connector Zone, Galena Hill, Barite Hill, and Loma de La Plata. Otherwise Aquiline's efforts may be focused on continuing to explore the Navidad Silver Project for additional resources.

The Navidad Silver Project is subject to certain restrictive mining laws of the Province of Chubut. Specifically, Law 5001, passed in Chubut Province on April 9, 2003, stipulates that open pit mining and the use of cyanide are banned in Chubut Province subject to province-wide surveys that will be completed and will then form the basis of any modifications to the two bans, and no time frame for completion of these surveys is mandated in the law; notwithstanding, there is a clause in the law that allows for case-by-case review of a permit application. Consequently, there is a framework by which a mining company may submit a permit application for review but there are no assurances that such application will result in a permit being granted.

After the imposition of Law 5001, there was another law, Law 5004, that was implemented in June, 2006 which declared a 3-year moratorium on all mining activity (exploration or production) within the region of the province defined by latitudinal and longitudinal coordinates. This restricted area includes the Cordillera region of the Andes in Western Chubut and includes protected eco-tourism areas. The Navidad Silver Project falls outside this restriction area and is located in a remote area with no eco-tourism and very sparse population.

On or prior to the termination of the IPDA trust over the Navidad Silver Project, Aquiline intends to dispose of certain land holdings which it owns in the Province of Chubut in order to comply with applicable Argentinean laws. Aquiline currently holds 192,900 hectares of land in Chubut. Aquiline's land position in Chubut does not include the land claims held under the terms of the IPDA, which comprise another 208,800 hectares. Under the Argentinean Mining Code which governs the granting of exploration concessions, an individual or legal entity can be awarded exploration concessions to a maximum of 200,000 hectares of 20 exploration concessions per province. The limit prevents the mining authority from granting permits in excess of the limit, but the limit does not include permit requests filed but not yet granted. To date, including the IMA land claims, permits have been granted on 83,000 hectares and filings have been made but not yet granted for an additional 233,000 hectares. Aquiline has undertaken work to determine what concessions are to be packaged for sale, as well as to advance those concessions that are most prospective.

Platinum Group Metal Prospects

River Valley Area

Aquiline's PGM mining projects in the River Valley area near Sudbury, Ontario, consist of the following groups of properties: the North Dana Property, the Central Property and the River Valley Property.

North Dana Property

The North Dana property is a collection of two claim blocks totalling 27 units in Dana and Pardo Townships near Sudbury, Ontario, 16 claim units located in McNish Township near Sudbury, Ontario contiguous to the west of the 27 claim units, and 38 claim units in Pardo Township contiguous to the north of Aquiline's existing North Dana Property.

Central Property

On March 27, 2000, Aquiline agreed to acquire from Anaconda Gold Corp. (formerly Anaconda Uranium Corporation) an option to earn a 100% interest in three mineral claims consisting of 32 units located in Dana Township, Ontario (the "**Central Property**"). Terms of the acquisition required Aquiline to make staged payments of $50,000 in cash and 150,000 Aquiline Shares. The Aquiline Shares were issued at $0.34 per share in 2000. A further 150,000 Aquiline Shares may be issued if the Central Property advances through the pre-feasibility stage. At December 31, 2001, Aquiline had made cash payments of $40,000. The Central Property is subject to a 3% net smelter royalty in favour of a former vendor of the property.

This property is located on the northwest shoulder of the River Valley pluton, approximately 5 kilometres west south-west of Pacific Northwest Capital's recent drilling on their Dana Lake palladium discovery. The claim block is proximal to the Grenville front (a large regional paleo-fault) and is bifurcated by a strong northwesterly striking fault, which the Sturgeon River follows in this area. Metamorphism associated with these events has obliterated the original texture of River Valley intrusive in this area and left in place amphibolite facies rocks.

River Valley Property

Pursuant to a sub-option agreement made as of the 4th day of March 1999, between Mustang Resources Inc. and Aquiline, Mustang Resources Inc. granted Aquiline an option to earn a 70% interest in and form a joint venture for the exploration and development of 9 mineral claims consisting of 96 units located in Henry, Janes, Dana and Crerar Townships, Ontario (the "**River Valley Property**"). In order to earn a 70% interest in the River Valley Property, Aquiline was required to pay $90,000 in cash over two years, issue 100,000 Aquiline Shares and incur an aggregate of $500,000 of exploration expenditures over a three-year period. Upon earning a 70% interest, Aquiline will become the operator of the joint venture. The River Valley Property is subject to a 3% net smelter return royalty in favour of a former vendor of the property.

On July 26, 2002, Aquiline entered into an agreement with Mustang Resources Inc. amending the aforementioned sub-option agreement. The amendment extended the deadline for incurring the $500,000 of exploration expenditures to September 4, 2004. In exchange for this extension Aquiline issued an additional 200,000 Aquiline Shares to Mustang. As at December 31, 2006, $730,568 of exploration expenditures had been incurred.

Physiography, Access:

The River Valley Area lies approximately 60 kilometres east of Sudbury and is easily accessible therefrom via Highways 17 and 539 to the village of River Valley. From this point Highway 805 and unimproved roads allow reasonably good access throughout the area. Electric power lines extend to the village of River Valley.

The economy of these areas rests on logging, pulp mills, tourism and mixed farming. However, lying in proximity to Sudbury, they have access to a labour pool and infrastructure suitable to the support of mining operations. In respect to mining some copper-nickel occurrences have been located and explored in the River Valley areas in the past, but no production has been reported. Some sporadic quarrying operations for building stone are carried on in the River Valley area.

Platinum Group Metals:

PGMs are among the most rare naturally occurring elements in the earth's crust. There are six of them, palladium and platinum being the most common of the group. They are normally associated with mafic to ultramafic rocks (those high in iron and magnesium content and deficient in silica), and particularly with layered intrusive bodies in which variegated mafic to ultramafic horizons exist. Such horizons, or layers, may be a few tens to hundreds of meters in thickness. Higher PGM concentrations are found within certain of these horizons, most commonly associated with ultrabasic members within and at the contacts of the sequence. The average PGM content of such intrusive bodies is approximately 1 part per billion (ppb), or 0.001 grams per tonne, so when values in the range of 50 ppb (0.05 grams per tonne) or greater are encountered in considerable frequency the area is indicated as anomalous in PGM content and warrants more detailed examination. Thus, a recurring PGM content in the range of 50 ppb is considered "significant" in terms of exploration.

In mining, PGM concentrations in the order of 1.0 to 1.5 grams per tonne over open pittable dimensions are required, depending to some extent on what elements are in preponderance. A typical ore section will yield values ranging from say, 20 grams per tonne to trace over widths of several tens of meters, which will constitute a zone of "economic significance". It should be noted that these comments refer to disseminated deposits hosted by layered intrusives in which PGM mineralization is normally accompanied by small amounts of gold, nickel and copper which can be recovered as by-products.

Some PGM production also originates as a by-product from massive sulphide nickel-copper deposits of the Sudbury type, but such deposits are not known to occur within the areas under consideration.

Mining History:

River Valley Area

The River Valley area is underlain by a similar layered gabbro-anorthositic intrusion of the Huronian-Nipissing Magmatic Belt. Uneconomic nickel copper prospects were located in the River Valley intrusion in the early 1900s and exploration for sulphide deposits was continued sporadically into the 1980s. With the recognition of PGM potential during the 1990s, however, the entire intrusive complex was staked and geological studies were undertaken by the Ontario Ministry of Northern Development and Mines.

Large property holders in the area included Goldwright Explorations Inc. who optioned their claims in the northern and eastern part of the intrusion to Pacific Northwest Capital Corporation in the late 1990s. Under a joint venture with Anglo American Platinum Corporation Limited, Pacific Northwest Capital Corporation proceeded with an extensive evaluation program which led to the discovery of their Dana Lake and Azen Creek PGM prospects during 1998 and 1999. In October 2002, Pacific Northwest Capital Corporation reported a measured and indicated resource of 825,900 ounces of palladium, platinum and gold. In addition, Pacific Northwest Capital Corporation announced a $5.3 million exploration program for 2003 consisting largely of an additional 40,000 meters of proposed diamond drilling.

Mustang Resources Inc. also acquired a substantial land position in the intrusive area and during 1999 optioned the River Valley Property to Aquiline. Mustang Resources Inc. formed a joint venture with Impala Platinum Holdings Limited in 1999 with respect to properties at the River Valley Area, and acquired additional properties in March 2001. Exploration work carried out by Mustang Resources Inc. at the River Valley Area included detailed surface exploration as well as reconnaissance mapping, sampling and magnetometer surveys. Several phases of drilling were also conduced by Mustang Resources Inc. in the area.

Aquiline acquired four additional claim groups from other land holders in the area and carried out mapping, reconnaissance rock and soil sampling and geophysical work on these properties.

General Geology:

River Valley Area

The River Valley layered gabbro-anorthosite intrusion is another of the mafic plutons of the Huronian-Nipissing Magmatic Belt. Its emplacement appears to be associated with a major deformation locus known as the Grenville Front. The Grenville Front separates the Southern Structural Province of the Canadian Shield from the highly metamorphosed and folded rocks of the Grenville Province to the south.

With the recognition of the presence of elevated PGM and Au values in this intrusion much of it was staked during 1998. Studies as to the geological nature and PGM potential of the area were undertaken by the Ontario Geological Survey at about the same time, these carried out by R.M. Easton and J. Erominchuk. It was established that PGM + Au enrichment, associated with disseminations of copper and nickel sulphides, occurred (i) within brecciated contact rocks, (ii) in layered units within the intrusion and (iii) in northwesterly-striking deformation or shear zones.

It will be noted that Aquiline's properties, with the exception of the Central Property, include areas along the northern rim of the intrusion which is interpreted to constitute the basal contact of the complex. This is in any case a highly irregular contact area along which mafic units of the layered intrusion occur intercalated with brecciated gneissic host rocks attaining thicknesses of a few hundred meters in places. In this environment the presence of copper and nickel sulphides in fractures and disseminations accompanied by traces of bluish quartz constitute indicators of the presence of elevated PGM and Au values.

The most advanced exploration program in the area is that of Pacific Northwest Capital Corporation which commenced during late 1998. Mapping, stripping, extensive sampling, geophysical surveying and test drilling were carried out in the northern and central parts of their property area resulting in the definition of geophysical anomalies and PGM prospects over a 6 kilometre strike length.

Aquiline Audit Committee

The Audit Committee of Aquiline is responsible for Aquiline's financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of Aquiline's financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of Aquiline's external auditors. The Audit Committee also assists the board of directors in fulfilling its responsibilities in reviewing Aquiline's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the board of directors, management, and the external auditors and monitors the independence of those auditors. The Audit Committee is also responsible for reviewing Aquiline's financial strategies, its financing plans and its use of the equity and debt markets.

External Auditor Service Fees

	2006 Fee Amount	**2005 Fee Amount**
Audit Fees	$114,831	$50,000
Audit-Related Fees	$nil	$nil
Tax Fees	$5,000	$nil
All Other Fees	$1,700	$nil
Total:	$121,531	$50,000

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of Aquiline's disclosure controls and procedures and has concluded that, based on their evaluation, they are sufficiently effective as of September 30, 2007 to provide reasonable assurance that material information relating to Aquiline and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Changes in Internal Controls

Management, including Aquiline's Chief Executive Officer and Chief Financial Officer have assessed the design of Aquiline's internal controls over financial reporting as of March 31, 2007 pursuant to the requirements of Multilateral Instrument 52-109. Aquiline has designed appropriate internal controls over financial reporting for the nature and size of Aquiline's business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP except as noted herein:

1) Aquiline uses a service organization in Canada to perform the majority of its financial reporting functions including the recording of transactions, the reconciliation of accounts and the preparation of financial statements. Controlling and monitoring processes performed by the service organization are as important as controlling and monitoring processes performed within Aquiline. Management currently monitors the work performed by the service organization through the review of financial statements and other financial information and discussions with the staff of the service organization. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure errors are prevented or detected.

In 2006 and 2007 the particular service organization has been proceeding to obtain an "Auditors report of controls at a service organization" which will provide information on which management can assess whether internal controls at the service organization are sufficient and are designed and operating effectively.

2) During the 2006 year end audit, the auditors detected an error in the computation of future income taxes, which was corrected in Acquiline's accompanying published financial statements. Management determined that this adjustment was caused by a lack of adequate understanding of the effects of Acquiline's current tax structure on future income tax accounting.

Management of Aquiline is working with its tax consultants to ensure there is an appropriate understanding of the tax implications of Aquiline's operations in all jurisdictions and that all items are accounted for in accordance with GAAP.

There have been no changes in the internal control over financing reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect Aquiline's internal control over financing reporting.

Legal Proceedings

Aquiline is not aware of any existing or contemplated legal proceedings material to Aquiline to which Aquiline or its subsidiaries is a party or of which any of their property is subject, other than the following:

Navidad Silver Project

Minera Aquiline commenced a legal proceeding against IMA and Inversiones Mineras Argentinas S.A. seeking a constructive trust over the Navidad Silver Project in Chubut Province, Argentina. A Writ of Summons and Statement of Claim were filed in the Supreme Court of British Columbia on March 5, 2004.

On July 14, 2006, the Supreme Court of British Columbia rendered a judgment in favour of Minera Aquiline awarding Aquiline ownership of the Navidad Silver Project. In accepting Minera Aquiline's argument that IMA unlawfully used confidential geological information obtained during IMA's due diligence site visit in respect of the Calcatreu bidding process, to discover and stake the Navidad Silver Project, the Honourable Madam Justice Koenigsberg of the Supreme Court of British Columbia made the following declarations and orders at pages 118-119 of her judgment:

> "(1) A declaration that Inversiones Mineras Argentinas S.A. holds the Navidad Claims pursuant to a constructive trust in favour of Minera Aquiline.
>
> (2) This court grants a mandatory injunction requiring:
>
> (a) that Inversiones Mineras Argentinas S.A. transfer the Navidad Claims and any assets related thereto to Minera Aquiline or its nominee within 60 days of this order;
>
> (b) that IMA take any and all steps required to cause Inversiones to comply with the terms of this order;
>
> (c) that the transfer of the Navidad Claims and any assets related thereto is subject to the payment to Inversiones of all reasonable amounts expended by Inversiones for the acquisition and development of the Navidad Claims to date;
>
> (d) Any accounting necessary to determine the reasonableness of the expenditures referred to in (c) above shall be by reference to the Registrar of this court.
>
> (3) The parties may speak to an order for costs. Judgment for the plaintiff."

The court found that IMA had received certain bulk leach extractable data in connection with its review of Calcatreu Gold Project, that the data was confidential in nature, and that the use by IMA of the data to locate and stake the Navidad Silver Project was in breach of the confidentiality agreement signed by IMA. Applying the common law principles of breach of confidence adopted by the SCC in *Lac Minerals*, the court further held that IMA used the data to "discover" and stake the Navidad Silver Project and that use was in breach of its common law duty of confidence to the plaintiff.

On October 18, 2006, Aquiline entered into the Interim Project Development Agreement with IMA and the IMA Subsidiaries to give effect to the July 14, 2006 judgment of the Supreme Court of British Columbia.

IMA appealed the judgment which was heard over three days commencing April 10, 2007, in the British Columbia Court of Appeal in Vancouver, British Columbia. On June 7, 2007, the British Columbia Court of Appeal released its decision in the Appeal of IMA (File No. CA034280) in favour of Aquiline. The Appeal launched by IMA was dismissed with no variations to the original judgment.

On September 7, 2007, Application for Leave to Appeal to the SCC was filed by IMA and Inversiones Mineras Argentinas S.A. with respect to the British Columbia Court of Appeal decision.

IMA and Inversiones Mineras Argentinas S.A sought Leave to Appeal to the SCC on the allegation that Newmont Mining Corporation, from whom Minera Aquiline purchased the mineral rights known as Calcatreu, suffered no detriment as a result of the misuse of the information and that the confidentiality agreement between IMA and Newmont Mining Corporation negates, or in the least limits the duties of confidence and remedies for breach of confidence first established by the SCC in *Lac Minerals*.

On December 20, 2007, the SCC dismissed the application for leave to appeal with costs. Consequently, upon the payment by Aquiline to IMA certain expenses as required pursuant to the IPDA, the trust will be terminated and Aquiline will be the sole beneficial owner of the Navidad Silver Project.

During the interim period, Aquiline holds and operates the Navidad Silver Project as trustee for the Ultimate Owner under the terms of the Interim Project Development Agreement. The key terms of the Interim Project Development Agreement are summarized below. The Interim Project Development Agreement is available on SEDAR.

Key Terms of the Interim Project Development Agreement

- The shares of Inversiones Mineras Argentinas Inc. and Inversiones Mineras Argentinas S.A (the "**Navidad Subsidiaries**") will be held in trust pending the completion of the appeal process. The boards of these companies will be replaced with nominees of Aquiline and the ongoing development of the Navidad Silver Project will be funded by Aquiline through the Navidad Subsidiaries, with Aquiline acting as trustee.
- Aquiline will have sole operational control of the Navidad Silver Project. IMA representatives will have observer status and will be kept apprised of Aquiline's exploration and development plans.
- The parties have agreed that IMA's reimbursable costs for the Navidad Silver Project are $18.5 million, a figure which excludes legal costs which may be set off against IMA's reimbursable costs in the event that Aquiline is determined to be the Ultimate Owner of the Navidad Silver Project in the court action.
- On completion of the trust transfer of the shares of the Navidad Subsidiaries or if applicable, the Navidad Claims and related assets, Aquiline will deposit $7.5 million into escrow to partially secure payment of IMA's reimbursable costs.
- Aquiline has agreed to spend up to $11 million to further the development of the Navidad Silver Project during the appeal period (being the difference between $18.5 million and the $7.5 million held in escrow).
- A standstill clause provides that neither party will attempt to acquire the other, solicit proxies in the other, or encourage any third parties in such an endeavour for the duration of the appeal period.

On January 18, 2008, Aquiline announced that it and IMA agreed to amend the terms of the IPDA to allow Aquiline an extension until February 11, 2008 to pay the sum of $11 million owing to IMA thereunder. As part of the consideration for the extension, Aquiline agreed to waive its right to recover legal costs incurred throughout the trial process.

La Jojoba Property

Aquiline announced on April 27, 2005, that it had entered into an agreement with Columbia Metals Corporation Limited, a Canadian publicly listed company (symbol: COL), for the purpose of settling certain ownership issues respecting the La Jojoba Property located 16 kilometres west of Magdalena, Sonora, Mexico. Under the terms of the Settlement Agreement, the parties agreed that if Columbia Metals Corporation was successful in acquiring the La Jojoba Property from the La Jojoba Vendors, Aquiline would agree to settle all disputes with the La Jojoba Vendors, including any pending or threatened litigation with respect to the La Jojoba Property. The settlement agreement provided that subject to receipt of TSX-V approval, if Columbia Metals Corporation was successful in acquiring the La Jojoba Property from the La Jojoba Vendors, and subject to Aquiline settling all of its disputes with the La Jojoba Vendors, Columbia Metals Corporation would issue to Aquiline 625,000 units of Columbia Metals Corporation at a price of $0.80 per unit, each unit comprised of one common share and one common share purchase warrant of Columbia Metals Corporation, each warrant entitling the holder to purchase one Columbia Metals Corporation common share at the price of Cdn.$0.90 per share for a period of two years from the date of issuance. In addition, the agreement provided that upon the closing of the transaction, Columbia Metals Corporation would deliver to Aquiline a certified cheque or bank draft payable to or to the order of Aquiline in the sum of CDN$500,000 and Columbia Metals Corporation would grant a 2% net smelter return royalty to Aquiline on the La Jojoba Property. Columbia Metals Corporation has the right to acquire the 2% NSR royalty from Aquiline, free and clear of any encumbrances upon the payment of Cdn.$1,000,000 for each 1% NSR royalty.

Independent of its Settlement Agreement with Aquiline, Columbia Metals Corporation negotiated a USD$1.5 million purchase agreement dated June 10, 2005, with the La Jojoba Vendors. Pursuant to the terms of the purchase agreement, Columbia Metals Corporation has paid the La Jojoba Vendors a total of USD$710,000 to date and is obligated to make further payments to the La Jojoba Vendors of USD$300,000 on June 30, 2006, and a final payment of USD$500,000 on December 30, 2006. On December 19, 2006, Columbia Metals Corporation announced that it had made the final payment and had completed its purchase of the La Jojoba Property.

Columbia Metals Corporation owns the fully permitted Lluvia de Oro gold project located only 3 kilometres from the La Jojoba Property. The Lluvia de Oro property conducted operations during the period 1996-98 before declining gold prices forced its closure. The Lluvia de Oro gold project has fully functional heap leach and gold extraction equipment and is expected to allow Columbia Metals Corporation to achieve significant operational synergies and production flexibility by processing the La Jojoba deposit through the existing Lluvia de Oro plant.

On March 17, 2006, Aquiline announced (i) that Columbia Metals Corporation has received final approval from the TSX-V to acquire the La Jojoba Property from the La Jojoba Vendors; and, (ii) that pursuant to the Settlement Agreement, Columbia Metals Corporation would issue 625,000 units of Columbia Metals Corporation, each unit consisting of one common share of Columbia Metals Corporation and one common share purchase warrant of Columbia Metals Corporation, each warrant exercisable at a price of Cdn.$0.90 per share until March 17, 2008.

Principal Holders of Voting Securities

As of the date of this Information Circular, there were 56,535,779 Aquiline Shares issued and outstanding, which are the only outstanding voting securities of Aquiline. Each Aquiline Share entitles the holder thereof to one vote per share.

As at the date of this Information Circular, to the best of the knowledge of the directors and executive officers of Aquiline, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Aquiline Shares carrying more than 10% of the voting rights attached to the Aquiline Shares.

Directors and Officers

The table below sets forth the names and municipalities of residence of each of the directors and officers of Aquiline, their positions and offices with Aquiline, principal occupation or employment and the approximate number of Aquiline shares beneficially owned, or over which control or direction is exercised as at the date of this Information Circular. Each director will continue to hold office until his or her successor is appointed or elected.

Name, Municipality of Residence and Present Position with Aquiline	Principal Occupation	Director or Officer Since	Number of Aquiline Shares Beneficially Owned or Controlled
Marc C. Henderson Toronto, Ontario Director, President and Chief Executive Officer	President and Chief Executive Officer of Aquiline	Director since 1998 Officer since 1998	2,494,500
Dennis Gibson Oakville, Ontario Chief Financial Officer	Chief Financial Officer of Aquiline	Officer since 2006	Nil
Martin J. Walter Toronto, Ontario Director and Executive Vice-President	Executive Vice-President of Aquiline	Director since 2001 Officer since 2001	777,000
Garry Gantner Golden, Colorado, USA Vice-President and Chief Operating Officer	Vice-President and Chief Operating Officer of Aquiline	Officer since 2006	Nil
John Chulick Puerto, Valas, Chile Vice-President of Exploration	Vice-President of Exploration	Officer since 2006	Nil
John Sutherland (1)(2)(3) West Vancouver, British Columbia Director	Chief Financial Officer, Goldgroup Resources Inc.	Director since 2002	204,100
Blaise Yerly (1)(2)(3) Corseaux, Switzerland Director and Chairman	Managing Director, Minosucra LLC	Director and Officer since 1998	1,439,600
David Constable(1)(2)(3) Burlington, Ontario Director	Vice-President Investor Relations and Corporate Secretary, FNX Mining Company Inc.	Director since 2002	50,000

Name, Municipality of Residence and Present Position with Aquiline	Principal Occupation	Director or Officer Since	Number of Aquiline Shares Beneficially Owned or Controlled
G. Michael Hobart Toronto, Ontario Secretary	Lawyer, Fogler Rubinoff LLP	Officer since 2002	14,300
Flora, Wood Toronto, Ontario Vice-President, Investor Relations	Vice-President, Investor Relations of Aquiline	Officer since 2007	1,000

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

As at the date of this Information Circular, the directors and executive officers of Aquiline as a group beneficially own, directly and indirectly, or exercise control or direction over 4,980,500 Aquiline Shares representing 8.81% of the Aquiline Shares.

Marc C. Henderson is the President and Chief Executive Officer of Aquiline. He is a Chartered Financial Analyst with more than twenty years of experience in the mineral exploration industry. Mr. Henderson has been President and Chief Executive Officer of Laramide Resources Ltd. from 1995 to present and a director of Kinbauri Gold from 1994 to present.

Dennis Gibson is the Chief Financial Officer of Aquiline. He holds a Bachelor of Commerce from Concordia University, is Certified General Accountant and has held various senior financial positions over the past twenty-five years. From 1996 to 2004, Mr. Gibson served as the Vice-President, CFO and Corporate Secretary of Vector Intermediaries Inc., a public company listed on TSX-V.

Martin J. Walter is the Executive Vice-President of Aquiline. From 2001 to March 2006 he acted as the Vice-President of Exploration of Aquiline. He is the President of Ironbark International Limited. Prior to 2001, Mr. Walter was a Senior Consulting Geologist at Ironbark International Limited from 1997 to 2001 and prior to that was a Consulting Geologist with MPH Consultants from 1994 to 1997. Mr. Walter has a degree in geology from Ballarat University, Australia as well as an MBA from the University of Toronto.

Gary Gantner is the Vice-President and Chief Operating Officer of Aquiline. He has over 35 years of diversified experience with the engineering and construction of minerals facilities throughout the world. He has worked in all aspects of the EPC business including feasibility studies, engineering, construction, business development and senior management. Until recently, Gary was President of Ausenco Americas and devoted much of his time and energy to the establishment of an EPC capability in Argentina. Gary has also worked for well respected international engineering companies including Parsons, Fluor, Simons/AMEC and Bateman.

John Chulick is the Vice-President of Exploration of Aquiline. He is a seasoned exploration geologist with over 22 years of experience in Latin America, most specifically with low sulfidation epithermal precious metals deposits in Chile and Argentina. His previous management experience includes directing surface and underground exploration at Meridian Gold's El Penon mine in northern Chile during the period pre-feasibility through the initial years of production.

Blaise Yerly is Chairman of the board of directors of Aquiline. He has acted as Managing Director, Minosucra LLC (formerly Triumph International Trading Ltd.) from 1998 to present. Prior thereto, Mr. Yerly was Managing Director of BHSCH Trading Company B.V. (trading company) from 1991 to 1998. Mr. Yerly also served as the acting chief financial officer of Aquiline pending the appointment of the current chief financial officer.

David Constable is a professional geologist with an MBA. He is currently Vice President - Investor Relations and Corporate Affairs for FNX Mining Company Inc., a mining resource company listed on the TSX a position he has held since 2002, except between November 2005 and July 2006 when he was Vice President - Investor Relations Corporate Affairs for Elko Energy Inc. Previously Mr. Constable was Vice-President - Investor Relations, Americas, of Normandy Mining Limited from 1997 until its acquisition by Newmont in 2002.

John Sutherland has been a Certified General Accountant since 1976. Mr. Sutherland is currently Vice President and Chief Financial Officer of Goldgroup Resources Inc., a position he has held since February 2007. From December 2006 to January 2007 Mr. Sutherland was an independent consultant. From March 2003 to January 2006, Mr. Sutherland was Vice President and director of Tekion (Canada) Inc. From April 2002 to November 2002, Mr. Sutherland was the Executive Director of the Arthritis Research Centre of Canada. From February 2001 to March 2002, Mr. Sutherland consulted to several companies on business management matters. He joined ASC Avcan Systems Corporation, a company primarily engaged in providing technology services to utility companies, in March 1997 and was its President and Chief Executive Officer until his resignation on January 15, 2001. On January 31, 2001, the controlling shareholder placed Avcan Systems Corporation in bankruptcy. From April 1997 to February 1997, Mr. Sutherland was Vice-President-Finance of Arequipa Resources Ltd. and Zen International Resources Ltd. Mr. Sutherland is a director of International Absorbents Inc., a publicly-held company listed on the American Stock Exchange, and a director of Polymer Solutions Inc., a publicly-held company listed on the TSX-V.

G. Michael Hobart is the corporate secretary of Aquiline. Mr. Hobart is a partner at Fogler, Rubinoff LLP in Toronto, Ontario where he has practised corporate and securities law since September 2002. Prior to 2002 he was a partner of Aylesworth LLP from 1998 to 2002. He earned a B.A. at McGill University (1982) and a LL.B. at the University of New Brunswick (1985). He has held directorships and senior officer positions with several junior mineral exploration companies in Canada. Mr. Hobart was called to the Ontario Bar in 1987 and is a member of the Canadian Bar Association.

Flora Wood is the Vice-President, Investor Relations of Aquiline. She joined Aquiline in May, 2007, having been Corporate Secretary and Investor Relations Manager of Harris Steel Group Inc. from October, 2004 until April, 2007. She has held investor relations roles (in house and consultant) since 1996 for companies in the mining and industrial sectors.

Penalties and Sanctions and Personal Bankruptcies

As of the date hereof, to the knowledge of Aquiline, no director, officer or shareholder holding a sufficient number of securities of Aquiline to affect materially the control of Aquiline, is, or within 10 years before the date hereof, has been, a director or executive officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for the following:

  (i) Mr. Walter was a director and Mr. Hobart was Corporate Secretary of Sierra Minerals Inc. ("**Sierra**") when a management cease trade order was made on April 4, 2007 by the Ontario Securities Commission ("**OSC**") and on April 15, 2007 by the British Columbia Securities Commission ("**BCSC**") as a result of the failure of Sierra to file and deliver to shareholders its annual financial statements for the year ended December 31, 2006 and its first quarter interim financial statements for the period ended March 31, 2007. These management cease trade orders were subsequently revoked on June 28, 2007 by the OSC and on June 29, 2007 by the BCSC following the filing of the financial statements as required.

In addition, to the knowledge of Aquiline, no director, officer or shareholder holding a sufficient number of securities of Aquiline to affect materially the control of Aquiline:

(a) has been subject to any:

  (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

  (ii) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

(b) or a personal holding company of any such persons has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or holding company of any such person.

Statement of Executive Compensation

Employment Contracts

Aquiline currently has the following written employment agreements in place for the Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Vice-President Investor Relations, Vice-President of Exploration and Vice-President and Chief Operating Officer.

Report on Executive Compensation

At the time of the fiscal year ended December 31, 2006, the Compensation Committee was composed of three directors, John Sutherland, Blaise Yerly and David Constable, who were independent directors.

It is the responsibility of the Compensation Committee to periodically review the compensation structure of Aquiline with respect to its executive officers to ensure that Aquiline continues to attract and retain quality and experienced individuals to its management team who will contribute to Aquiline's long-term success and to motivate these individuals to perform to the best of their ability as well as in the best interests of Aquiline and its shareholders. In addition, the Compensation Committee considers the compensation levels of comparable positions in similar sized companies in the Canadian mining sector. The Compensation Committee makes recommendations with respect to the compensation of the executive officers to the Board, which gives final approval with respect to any executive officer compensation matters and issues. The key components of executive officer compensation are salaries, bonuses and stock options. Executive compensation is reviewed annually by the Compensation Committee and is dependent on individual performance, overall corporate objectives and the achievement of these objectives in each individual area of responsibility. Stock options are granted as a long-term incentive to executives and are dependent on the amount available for grant at any given time. Other compensation includes medical, insurance and RRSP benefits that are also generally available to all employees of Aquiline.

Submitted by the Compensation Committee on behalf of the Board of Directors, February 6, 2008

Summary Compensation Table

The following table, presented in accordance with applicable securities laws, sets forth all compensation paid in respect of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the executive officers of Aquiline whose total salary and bonus was in excess of $150,000 per annum.

Name and principal position	Year	Annual Compensation			Long Term Compensation(1)	All Other Compensation ($)
		Salary ($)	Bonus(2) ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	
Marc C. Henderson President and Chief Executive Officer	2006 2005 2004	150,000 150,000 120,000	50,000 Nil Nil	Nil Nil Nil	410,000 300,000 175,000	Nil Nil Nil
Dennis G. Gibson Chief Financial Officer(3)	2006 2005 2004	54,000 N/A N/A	25,000 N/A N/A	Nil N/A N/A	175,000 N/A N/A	Nil N/A N/A
Martin J. Walter Executive Vice President and Former Acting Chief Financial Officer	2006 2005 2004	70,000 Nil Nil	35,000 28,000 Nil	48,000 120,000 90,000	335,000 250,000 125,000	50,000 170,000 90,000

Notes:

(1) Aquiline has not granted any stock appreciation rights or adopted any long term incentive plan.
(2) Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.
(3) Martin J. Walter was the Acting Chief Financial Officer until March 27, 2006, when Dennis G. Gibson was appointed Chief Financial Officer.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the particulars of the individual grant of options to purchase Aquiline Shares of Aquiline made to the Aquiline Named Executive Officers who were granted options during the fiscal year ended December 31, 2006.

Name	Securities Under Options Granted	% of Total Options in Fiscal 2006	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Marc C. Henderson	150,000 260,000	7.6% 13.2%	$3.00 $8.00	$2.80 $7.95	April 19, 2008 November 22, 2008
Dennis G. Gibson[(1)]	75,000 100,000	3.8% 5.0%	$3.00 $8.00	$2.80 $7.95	April 19, 2008 November 22, 2008
Martin J. Walter	125,000 210,000	6.7% 10.7%	$3.00 $8.00	$2.80 $7.95	April 19, 2008 November 22, 2008

Note:
(1) Martin J. Walter was the Acting Chief Financial Officer until March 27, 2006, when Dennis G. Gibson was appointed Chief Financial Officer.

Aggregated Option Exercises During the Year Ended December 31, 2006 and Financial Year-End Option Values

The following table shows the number of options each Aquiline Named Executive Officer exercised in the year ending December 31, 2006, and the aggregate number of options each Aquiline Named Executive Officer now holds and the value of these options based on the closing price of the Aquiline Shares as at December 29, 2006, which was $7.38.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#)	Value of Unexercised In-the-Money Option at Financial Year-End ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Marc C. Henderson	110,000	250,800	930,000/Nil	3,715,350/Nil
Dennis G. Gibson[(1)]	Nil	Nil	175,000/Nil	328,500/Nil
Martin J. Walter	36,668	69,836	710,000/Nil	2,708,750/Nil

Note:
(1) Martin J. Walter was the Acting Chief Financial Officer until March 27, 2006, when Dennis G. Gibson was appointed Chief Financial Officer.

Compensation of Directors

All directors who are not employees receive a director's retainer fee of $5,000 per year, plus related travel and out-of-pocket expenses for each board meeting attended.

Stock Option Compensation of Directors

During the fiscal year ended December 31, 2006, the directors of Aquiline were issued an aggregate of 1,295,000 options, of which 450,000 options were issued on April 19, 2006 at an exercise price of $3.00 and 845,000 options were issued on November 23, 2006 at an exercise price of $8.00, each expiring two years from the date of the grant.

Equity Compensation Plan Information

The following information is as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,420,000	$3.49	802,665
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**4,420,000**	**$3.49**	**802,665**

Stock Option Plan

Pursuant to the Aquiline Stock Option Plan, the Aquiline Board may allocate non-transferable options to purchase Aquiline Shares to directors, officers, employees and consultants of Aquiline.

Under the Aquiline Stock Option Plan, at the time of granting the options, the aggregate number of Aquiline Shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of Aquiline Shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the Aquiline Shares may be listed or other regulatory body having jurisdiction.

Options issued pursuant to the Aquiline Stock Option Plan will have an exercise price equal to either the closing price of the Aquiline Shares on those stock exchanges on which Aquiline's shares are listed on the business day immediately preceding the day when such options are issued, less any discount which such stock exchanges may allow or, in the event that an option is granted within six months of a public distribution of its shares, then the exercise price of such options will be, if required by such stock exchanges, the greater of the price referred to above or the price per share paid by the investing public for shares acquired in the course of such distributions, determined in accordance with the policies of such stock exchanges.

Options to Purchase Securities

The table below contains summary information of all issued and outstanding options of Aquiline as at the date of this Information Circular. The Aquiline Stock Option Plan provides that, in respect of termination, without cause, Aquiline Options granted to employees are exercisable for 30 days from the date of termination, while Aquiline Options held by directors expire immediately after the director ceases to be a member of the Aquiline Board.

Group	Date of Grant	Current Expiry Date	Exercise Price per Common Share	Number Unexercised Outstanding
Executive Officers and past Executive Officers (six)	March 19, 2004 April 19, 2006 November 23, 2006 April 20, 2007	March 19, 2009 April 19, 2008 November 22, 2008 April 20, 2009	$1.35 $3.00 $8.00 $8.92	300,000 412,500 720,000 350,000
Directors and past Directors who are/ were not Executive Officers (three)	July 3, 2003 March 19, 2004 April 19, 2006 November 23, 2006	June 12, 2008 March 19, 2009 April 19, 2008 November 22, 2008	$0.40 $1.35 $3.00 $8.00	45,000 200,000 125,000 375,000
Employees and past employees (sixteen)	March 19, 2004 April 19, 2006 November 23, 2006 January 3, 2007 April 20, 2007	March 19, 2009 April 19, 2008 November 22, 2008 January 3, 2009 April 20, 2009	$1.35 $3.00 $8.00 $8.00 $8.92	40,000 31,000 50,000 225,000 50,000
Consultants and former consultants (six)	March 19, 2004 April 19, 2006 November 23, 2006 January 3, 2007	March 19, 2009 April 19, 2008 November 22, 2008 January 3, 2009	$1.35 $3.00 $8.00 $8.00	85,000 55,000 50,000 25,000
				3,138,500

Indebtedness of Directors and Executive Officers

None of the directors, executive officers of Aquiline or associates or affiliates of such persons is or has been indebted to Aquiline or Aquiline Sub at any time since the beginning of the last completed financial year of Aquiline.

Performance Graph

The graph below compares the yearly percentage change in the cumulative shareholder return on Aquiline's shares against the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 2002 and ending December 31, 2007. Aquiline did not pay any dividends during the subject period.

Five Year Cumulative Total Return on $100 Investment
Assuming Reinvestment of Distributions
(December 31, 2002 to December 31, 2007)


Aquiline Resources Inc.
S&P/TSX Composite Index
7000
6000
5000
4000
3000
2000
1000
0
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Aquiline Resources Inc.	100	719	794	1,031	4,613	5,750
S&P/TSX Composite Index	100	127	145	180	211	232

Interest of Certain Persons and Companies in Matters to be Acted Upon

No person who was a director or senior officer of Aquiline at any time since the beginning of Aquiline's last completed financial year and no associate or affiliate of any such director or senior officer has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

Interest of Insiders in Material Transactions

No director or officer of Aquiline or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding Aquiline Shares, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction completed since the commencement of Aquiline's financial year ended December 31, 2006 or in any proposed transaction that has materially affected or would materially affect Aquiline other than:

Aquiline was charged $170,500 in 2004, $157,513 in 2005 and $98,000 in 2006 for technical services rendered by Ironbark International Ltd., a corporation controlled by Martin Walter, a director of Aquiline. These amounts were included in resource assets in 2004, 2005 and 2006.

Aquiline was charged $192,256 in 2004, $69,981 in 2005 and $223,823 in 2006 for legal counsel rendered by Fogler, Rubinoff LLP, a law firm. Payables to the law firm were $2,879 at 2006 year-end. Michael Hobart, the Secretary of Aquiline, is a partner of that firm.

Aquiline was not charged any amounts in 2004, $229,885 in 2005 and $150,000 in 2006 for finder's fees related to the Calcatreu Gold Project by Ironbark Geoservices S.R.L., a company in which Martin Walter, a director of Aquiline, has a beneficial interest. The finder's fee is based on 10% of eligible expenditures to the property as per the Finders Fee Agreement which was for a period of three years ended July 2006.

At December 31, 2006, Aquiline held 170,000 shares of Sierra. A director of Aquiline is also a director of Sierra.

Officers of Aquiline were reimbursed for out-of-pocket expenses relating to the business of Aquiline.

Conflicts of Interest

Certain of the directors of Aquiline also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving Aquiline will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with Aquiline and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Authorized Capital

Aquiline is authorized to issue an unlimited number of Aquiline Shares. As of the date of this Information Circular, there were 56,535,779 Aquiline Shares issued and outstanding. The holders of the Aquiline Shares have the right to one vote per Aquiline Share at any meeting of Aquiline Shareholders (other than meetings of holders of other classes of shares), have the right to receive any dividend declared by the Aquiline Board, and have the right to receive the remaining property of Aquiline on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

Consolidated Capitalization

The following table sets forth the capitalization of Aquiline as of September 30, 2007, and as at December 31, 2006:

	As at September 30, 2007 (unaudited)	As at December 31, 2006 (audited)
Shareholders' equity		
Share capital	$ 61,812,317	$ 56,574,750
Warrants	2,088,910	2,771,950
Contributed surplus	8,497,806	7,400,386
Deficit	19,222,372	17,225,701
Accumulated other comprehensive income	228,847	0
Total shareholders' equity	53,405,508	49,521,385
Total Capitalization	$ 53,405,508	$ 49,521,385

Prior Sales

On November 15, 2006, Aquiline completed a brokered private placement led by Sprott Securities Inc. and a syndicate of agents including Canaccord Capital Corporation and Pacific International Securities Inc., consisting of 2,365,600 Aquiline Shares at a price of $4.65 per share to raise gross proceeds of $11,000,040. The agents were paid a cash commission of 5% of the gross proceeds raised pursuant to the brokered private placement. Concurrently, with the completion of the brokered private placement, Aquiline also closed a non-brokered private placement of 2,381,290 Aquiline Shares at a price of $4.65 per share to raise gross proceeds of $11,073,000.

See "Information Concerning Aquiline – Description and General Development of the Business – Three-Year History Summary".

Price Range and Trading Volume

The common shares of Aquiline are listed for trading on TSX under the trading symbol AQI.

The following chart sets out the reported high and low trading prices and volume of trading of Aquiline Shares for the calendar periods indicated.

Period	High	Low	Volume
	($)	($)	(shares)
2006			
First Quarter	3.25	1.55	8,762,571
Second Quarter	4.50	2.04	7,017,789
Third Quarter	6.40	2.48	9,754,812
Fourth Quarter	8.68	4.34	12,556,766
2007			
First Quarter	9.39	6.50	6,903,472
Second Quarter	12.25	7.64	8,542,824

Period	High	Low	Volume
Third Quarter	11.50	6.51	6,803,779
October	11.89	9.61	2,392,151
November	11.20	9.55	5,338,006
December	10.21	8.30	3,838,324
2008			
January 1 -15	10.04	8.83	1,800,530

Material Contracts

Aquiline has not entered into any material contracts other than in the ordinary course of business within the previous two years prior to the date hereof, with the exception of the IPDA (as amended), a copy of which is available on SEDAR and the Amalgamation Agreement. A copy of the Amalgamation Agreement is attached to this Information Circular as Schedule "B".

Dividend Policy

To date, Aquiline has not earned any mining revenues and accordingly has not declared or paid any dividends. The payment of dividends in the future will depend on earnings and the financial condition of Aquiline and on such other factors as the board of directors of Aquiline may consider appropriate.

Auditor, Transfer Agent and Registrar

The auditor of Aquiline is MSCM LLP, Chartered Accountants, at its office in Toronto, Ontario.

The registrar and transfer agent for the Aquiline Shares is Pacific Corporate Trust Company at its office in Vancouver, British Columbia.

Experts

Peter Myers, P. Eng, on behalf of Snowden Mining Industry Consultants, a Brisbane, Australia based engineering consulting firm, is a "qualified person" pursuant to NI43-101 and prepared the Calcatreu Feasibility Study.

Pamela De Mark, BSc(App Geo), MAusIMM, on behalf of Snowden Mining Industry Consultants, a Brisbane, Australia based engineering consulting firm, is a "qualified person" pursuant to NI43-101 and prepared the Navidad Project Report.

Relationship Between Aquiline and Professional Person

"Professional person" means any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist. No professional person or associate of a professional person that has made a statement in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Aquiline or of an associate or affiliate of Aquiline and no such person is expected to be elected, appointed or employed as a director, executive officer or employee of Aquiline or Aquiline Sub or of an associate or affiliate of Aquiline or Aquiline Sub and no such person is a promoter of Aquiline or an associate or affiliate of Aquiline.

Continuous Reporting Obligations to Investors

Aquiline is a reporting issuer in Alberta, British Columbia and Ontario, and is currently not a reporting issuer in any other jurisdiction. Pursuant to legislation in Alberta, British Columbia and Ontario, Aquiline is required to provide to shareholders quarterly unaudited financial statements within 45 days of the end of each quarter and audited financial statements within 120 days of each year-end. In addition, Aquiline is required to comply with the continuous disclosure requirements of the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and the *Securities Act* (Ontario) and with the rules and policies of the TSX.

Information Concerning Aquiline Sub

Name and Incorporation

Aquiline Sub was incorporated under the YBCA on November 16, 2007. The registered and head office of Aquiline Sub is located at Whitehorse, Yukon Territory. On Closing, Aquiline Sub and Absolut are to amalgamate to form Amalco pursuant to the Amalgamation Agreement

Description and General Development of Business

To date, Aquiline Sub has not carried on any business.

Directors and Officers

The following are the names, municipalities of residence and descriptions of the directors and executive officers of Aquiline Sub and their positions and offices with Aquiline Sub.

Name & Municipality of Residence	Office or Position with Aquiline Sub and Year First Elected as Director	Principal Occupations During Past Five Years	Number and Percentage of Aquiline Sub Shares Owned, Directly and Indirectly, or over which Control or Direction is Exercised, as at the Date Hereof	Number and Percentage of Amalco Shares Owned, Directly and Indirectly, or over which Control or Direction is Exercised, as at the Date Hereof
Marc Henderson Toronto, Ontario	Director and President, 2007	President and CEO of Aquiline	Nil	Nil
Martin Walter Toronto, Ontario	Director and Vice-President, 2007	Executive Vice-President of Aquiline	Nil	Nil
G. Michael Hobart Toronto, Ontario	Secretary, 2007	Partner, Fogler Rubinoff LLP	Nil	Nil

Authorized Capital

Aquiline Sub is authorized to issue an unlimited number of Aquiline Sub Shares of which there are 100 Aquiline Sub Shares issued and outstanding, all of which are held by Aquiline.

PART IV
INFORMATION CONCERNING ABSOLUT

Certain information relating to Absolut has been incorporated by reference in this Information Circular from documents filed with securities commissions in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of Absolut at The Exchange Tower, 130 King Street West, Suite 3680, Toronto, Ontario, Canada K7M 7G3. In addition, these documents can be found on SEDAR at www.sedar.com.

The following documents of Absolut, filed with the applicable securities commissions in Canada, are specifically incorporated by reference into this Information Circular:

1. the unaudited consolidated financial statements of Absolut as at and for the nine-month period ended September 30, 2007 (including the notes thereto and the September 30, 2006 comparatives) and the management's discussion and analysis of Absolut relating to such period;

2. the audited consolidated financial statements of Absolut as at and for the financial years ended December 31, 2006 and December 31, 2005 (including the notes thereto and the auditors' reports thereon) and the management's discussion and analysis of Absolut relating to such periods;

3. the audited consolidated financial statements of Absolut as at and for the financial years ended December 31, 2005 and December 31, 2004 (including the notes thereto and the auditors' reports thereon) and the management's discussion and analysis of Absolut relating to such periods;

4. the audited consolidated financial statements of Absolut as at and for the financial years ended December 31, 2004 and December 31, 2003 (including the notes thereto and the auditors' reports thereon) and the management's discussion and analysis of Absolut relating to such periods; and

5. the report of Caracle Creek International Consulting Inc. Sudbury, Ontario, Canada, dated October 27, 2006, entitled "*Independent Technical Report: Pico Machay Gold Deposit Huancavelica Province, Peru*" prepared by Iain Kelso, H.B.Sc., P.Geo. (the "**Pico Machay Project Report**").

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Absolut

Absolut was incorporated under the *Business Corporations Act* (Alberta) on March 19, 1993 under the name of 559748 Alberta Ltd. On May 5, 1994 the company changed its name to Absolut Resources Corp. The Absolut Board approved continuing Absolut's jurisdiction of incorporation to the YBCA on January 30, 2003. The continuance under the YBCA was effective as of March 14, 2003.

The head office of Absolut is located at The Exchange Tower, 130 King Street West, Suite 3680, PO. Box 99, Toronto, Ontario M5X 1B1. The registered and records office of Absolut is located at 200-204 Lambert Street, Whitehorse, Yukon Territory Y1A 3T2.

Absolut is a reporting issuer in Alberta, British Columbia, Ontario and Newfoundland. Absolut completed a reorganization and was removed from inactive status by the TSX-V on February 3, 2003. Absolut Shares are traded under the symbol "ABS".

Intercorporate Relationships

Absolut has one subsidiary, Minera Calipuy SAC, a corporation incorporated on April 26, 1999 under the laws of Peru.


Absolut Resources Corp.
(Yukon)
99.9999% (1)
Minera Calipuy S.A.C.
(Peru)
60% (2)
100%
Pico Machay Project
Chaparra Project

Notes:

(1) Richard Brown owns 0.0001%.

(2) Joint venture between Monterrico Metals plc and Minera Calipuy S.A.C. pursuant to an option agreement dated January 28, 2003. Minera Calipuy S.A.C. holds 60% interest in the Pico Machay Project and Monterrico Metals plc holds the other 40% interest.

General Development of the Business

Company Overview

Absolut is a mineral exploration company listed on Tier 2 of the TSX-V. Its current focus is in Peru exploring for gold deposits. The main focus of Absolut is the Pico Machay Project and the Chaparra Project which account for almost all of the deferred exploration costs/resource property as at December 31, 2006.

Three-Year History

Developments in Fiscal Year ended December 31, 2004

On February 9, 2004, Mr. Daniel Noone became President, CEO and a director of Absolut. On February 10, 2004, Absolut closed the acquisition of Absolut Subsidiary. Absolut Subsidiary has the option to earn up to a 75% interest in the Pico Machay Project. On March 23, 2004, Absolut completed a non-brokered private placement of 570,937 units of Absolut at a price of 55 cents per unit, for total proceeds of $314,015. On May 4, 2004, Absolut signed a letter of intent with AngloGold Exploracion Peru S.A.C. (the "**AngloGold Agreement**") to acquire the rights to all AngloGold's exploration projects and a geochemical database within a 200-kilometre-by-40-kilometre belt of Northern Peru. The AngloGold Agreement provides Absolut with a unique opportunity to explore and develop an entire suite of partially tested gold properties in a very promising mineral district of South America. On May 12, 2004, Mr. Derek Bullock became a director of Absolut. On July 27, 2004, Absolut completed a brokered private placement of 3,365,000 units of Absolut at a price of $1.00 per unit, for total proceeds of $3,365,000. The first pass exploration work on the Mt Lofty Project in South Australia, Australia was completed, with Absolut completing its minimum expenditure of $60,000 to earn a 10% interest in the Mt Lofty Project. As part of the AngloGold Agreement, Absolut has obtained the La Davina Gold Project, a low sulphidation epithermal gold system discovered by AngloGold in 2000. On September 9, 2004, Mr. Harry Burgess became a director of Absolut. On October 4, Monterrico Minerals signed a letter of intent granting Absolut the option to earn up to a 75% interest in the Carisla high-sulphidation epithermal gold project. Absolut may vest an initial 60% interest by spending a minimum of $2,000,000 on exploration over four years, with an option to secure a further 15% interest by spending a cumulative $4,000,000 on exploration within five years. On November 22, Absolut announced that it acquired, through staking, a large epithermal gold system in northern Peru, the Hualatan Project. The Hualatan Project falls within the Absolut – AngloGold Ashanti Northern Peru partnership pursuant to the AngloGold Agreement.

Developments in Fiscal Year ended December 31, 2005

On February 21, Mr. Richard Cleath was appointed Vice President of Exploration. On May 5, Absolut commenced a 6,000-metre Phase 3 drilling program on the Pico Machay Project. On May 10, Absolut announced it had signed an exclusive agreement with Minera Phelps Dodge del Peru S.A., to acquire exclusive access to an exploration data package covering approximately 248,000 square kilometers in the highly prospective epithermal gold-silver belt in southern Peru. On September 8, Absolut exercised its option to acquire a 100% stake in CMC. CMC had an exclusive option on 8 concessions in the Chaparra district which was subsequently exercised by Minera Calipuy S.A.C., the Absolut Subsidiary, with Minera Calipuy assuming the obligations of CMC. On September 26, Absolut announced an independent preliminary calculation of the mineral resource using a 0.3 g/t gold cut-off comprising 436,623 ounces of gold in the "Oxide" and "Mixed" Zones of the Pico Machay Project and 145,579 ounces of gold in the "Sulphide" Zone of the Pico Machay Project. On December 6, Absolut completed a private placement of 3,000,000 units of Absolut at a price of $0.60 per unit, for total proceeds of $1,800,000. Each unit comprised one common share and one half of one common share purchase warrant. On December 12, Absolut achieved a corporate milestone in qualifying to vest a 60% interest in the Pico Machay Project. On January 24, 2006, Absolut announced receipt of final assays for the last 16 holes of its most recent drilling campaign in the Pico Machay Project. Results were positive and confirmed expansion of the mineralization.

Developments in Fiscal Year ended December 31, 2006

During the year, Absolut had reduced activity while additional funding arrangements were explored. The working capital was depleted and a related party provided interim funding of over $500,000 to fund debt obligations, retain infrastructure and pay other obligations and commitments.

Two new directors joined the Absolut Board in June, Ms. Judy Baker and Mr. Scott Jobin-Bevans, and a new Chief Financial Officer was appointed in January. Paco Solano became the new Vice President of Exploration. Subsequently, in 2007, a private placement of $3.5 million was completed which has allowed Absolut to pursue its strategy of developing Pico Machay and Chaparra during 2007 and 2008.

Description of the Business

Pico Machay Project

On January 28, 2003, Absolut Subsidiary entered into a letter of intent with Monterrico Metals to acquire up to a 75% interest in the Pico Machay Project in Peru. Absolut earned an initial 60% interest by spending a minimum of USD$2 million on exploration over four years, with an option to secure a further 15% interest by spending a cumulative USD$4 million on exploration or completing a mine development plan within five years. Furthermore, Absolut is obligated to incur USD$450,000 before the second anniversary and is obligated to incur USD$1 million before the third anniversary of execution of the letter of intent. In addition to the expenditure based vesting milestones, Absolut is required to complete 2000m of exploration drilling before the second anniversary of execution of the Agreement. As of December 31, 2006, the second and third anniversary drilling and expenditure requirements of the agreement had been met. The Pico Machay Project has an underlying 2% NSR attached to it in favour of Intercontinental Resources Inc.

For more information about the Pico Machay Project, please see the Pico Machay Project Report (as filed on SEDAR).

Chaparra Project

On September 8, 2005, Absolut exercised its option to acquire a 100% stake in CMC. CMC was a privately held Peruvian company that had an option to purchase 100% of the Chaparra high grade gold mesothermal vein system located 45km east of the coastal town of Chala, in the department of Arequipa, Peru. As noted later, both the purchase option of CMC and CMC option to acquire the Chaparra Project were exercised with the result that Absolut Subsidiary acquired the Chaparra concessions and associated obligations.

The Chaparra Project consists of 4,730 hectares of exploration concessions within the Chaparra district of Nazca – Ocona gold belt. At least eight principal gold-quartz veins have been identified in the project area and are hosted by Cretaceous granitic rocks. The veins have a minimum aggregate strike length of 8.8 km and occur over a vertical distance of 1,200 metres.

Small scale underground mining on the main El Cambio vein by CMC returned head grades averaging 16.43g/t of gold. The CMC workings are located directly beneath the historic Consorcio Minero mine which was operational from 1935 to 1950. Consorcio Minero mined the oxide portion of the vein to a maximum depth of 100m beneath the top of the vein.

Absolut has completed panel sampling at 2 meter intervals along Level 5 and Level 7 of the CMC workings in the El Cambio vein. On Level 5, 26 samples over 52 meters of the El Cambio vein returned an average grade of 13.32 g/t of gold over an average vein width of 1.5 meters. On Level 7, 18 meters down-dip of Level 5, 16 samples over a strike length of 7.3 g/t gold over an average vein width of 1 meter.

During the first quarter of 2006, Absolut completed surface mapping and sampling of the eight veins exposed at surface. During this period Absolut continued the required environmental studies to obtain permits for a surface drilling program and to expand the underground drifting program. During the third and fourth quarters of 2006, Absolut completed an underground bulk sampling program at the Chaparra Project.

Results from the bulk sampling program confirm rock chip sampling results from 2005, indicating that mineralization continues beneath the previously mined 1,900 m Level of the El Cambio Vein, with grades of up to 25 g/t Au over 1.5 widths. The results from the bulk sample program conducted on the property were as follows:

Bulk Sample Results:

Number	Length (m)	Width (m)	Sample Weight (tonne)	Titan Labs Au (g/t)	ALS Chemex Labs (Duplicates) Au (g/t)
1	6.0	0.90	21.0	8.77	10.26
2	10.0	0.52	58.8	10.74	12.40
3	5.0	0.70	5.0	14.00	15.25
4	6.1	0.80	15.0	6.50	7.62
5	4.4	0.60	5.2	12.75	14.00
6	3.2	1.12	4.8	6.53	7.47
7	4.4	1.50	9.9	22.02	25.01
8	6.0	0.18	1.3	3.42	3.78

Further exploration rock chip sampling throughout the Chaparra vein system has returned concentrations of up to 24.3 g/t Au from Veta Victoria, 20.1 g/t Au from Veta Rinconada, 16.85 g/t Au from Veta Encantada, 7.9 g/t Au from Veta Blanca and 5.6 g/t Au from Veta Rosario.

Absolut has been permitted to complete 3,500 metres of exploration drifting on the Chaparra Project. The next phase of exploration will be a cross-cut from Veta Victoria to Veta El Cambio designed to intersect El Cambio at 200m vertically beneath 1900 level. Drifting along Veta Victoria to determine continuity of grade and thickness of this vein is also planned.

For more information about the Chaparra Project, please see Absolut's press releases dated September 7, 2005 and December 16, 2006 and Absolut' Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2007.

Phelps Dodge Agreement

Pursuant to an agreement between Absolut and Minera Phelps Dodge del Peru dated June 7, 2005, Absolut completed the compilation of stream sediment data from the Minera Phelps Dodge del Peru data package over the southern half of Peru in 2006. Numerous targets have been delineated and follow-up of these targets will commence as soon as practicable. The Minera Phelps Dodge del Peru data package is not a specific project. However, due to the value of the data, the expense has been capitalized and included with Absolut's properties.

Iscaycruz

Pursuant to a review of the Iscaycruz Property during the fourth quarter of 2006, Absolut decided to write-off the accumulated deferred expenditures for the Iscaycruz Project as very little activity took place in 2006 and Absolut did not foresee conducting any material activity for 2007 as most resources would be focused on Pico Machay Project and Chaparra Project. Absolut still retains the right to explore the Iscaycruz Project.

Absolut Audit Committee

The Audit Committee is responsible for Absolut's financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of Absolut's financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of Absolut's external auditors. The Audit Committee also assists the board of directors in fulfilling its responsibilities in reviewing Absolut's process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Audit Committee maintains effective working relationships with the Absolut Board, management, and the external auditors and monitor the independence of those auditors. The Audit Committee is also responsible for reviewing Absolut's financial strategies, its financing plans and its use of the equity and debt markets.

External Auditor Service Fees

	2006 Fee Amount	2005 Fee Amount
Audit Fees	43,400	44,000
Audit-Related Fees	6,700	1,950
Tax Fees	Nil	Nil
All Other Fees	1,000	1,000
Total:	51,100	46,950

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management has evaluated the effectiveness of Absolut's disclosure controls and procedures and has concluded that, based on management's evaluation, they are sufficiently effective as of September 30, 2007 to provide reasonable assurance that material information relating to Absolut and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Control

Pursuant to Multilateral Instrument 52-109 management has evaluated the effectiveness of Absolut's disclosure controls and procedures as at September 30, 2007 and found them to meet required standards. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Absolut Board approves the financial statements and ensures that management discharges its financial responsibilities. The Absolut Board's review is accomplished principally through the Absolut Audit Committee, which meets periodically with management and auditors to review financial reporting and control matters. From time to time the Board may also form special sub-committees, which must investigate and report to the Absolut Board on specific topics.

Legal Proceedings

Management of Absolut knows of no legal proceedings, contemplated or actual, involving Absolut or Absolut Subsidiary which could materially affect Absolut or Aquiline after the Amalgamation.

Principal Holders of Voting Securities

As at the date of this Information Circular, Absolut had 28,795,247 Absolut Shares issued and outstanding. Other than as set forth below, as at the date of this Information Circular, to the best of the knowledge of the directors and officers of Absolut, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Absolut Shares carrying more than 10% of the voting rights attached to the Absolut Shares.

Name & Municipality of Residence	Type of Ownership	Number and Percentage of Absolut Shares (3) as at the Date of this Information Circular
MMCAP International Inc. SPC(1)	Beneficial	2,895,100 (10.05%)

Notes:

(1) Based on information contained in a report filed by MM Asset Management Inc. under the Alternative Monthly Reporting System of National Instrument 62-103 on January 8, 2008.

(2) Based on a total of 28,795,247 (34,145,247 fully diluted) issued and outstanding Absolut Shares as at the date of this Information Circular.

Directors and Officers

The table below sets forth the names and municipalities of residence of each of the directors and officers of Absolut, their positions and offices with Absolut, principal occupation or employment and the approximate number of Absolut shares beneficially owned, or over which control or direction is exercised as at the date of this information circular. Each director will continue to hold office until his or her successor is appointed or elected.

Name and Address of Nominee and Present Position with Absolut	Principal Occupations during the last 5 years	Director or Officer Since	Number of Absolut Shares Beneficially Owned
Harry Burgess, Director (1)(2)	President of Micon International	September 9, 2004	76,000
Derek Bullock, Director (1)(2)	President of Delitova Corporation	May 12, 2004	Nil
Judy Baker, Director (1)(2)	Vice-President of Business Development at Nevsun Resources Limited	June 26, 2006	NIL
Scott Jobin-Bevans, Director	Managing Director of Caracle Creek International	June 26, 2006	NIL
Dan Noone	President and Chief Executive Officer of Absolut	February 9, 2004	1,483,000
Wayne Acton	Chief Financial Officer of Absolut	January 10,2006	NIL

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

As at the date hereof, the directors and executive officers of Absolut as a group own beneficially, directly and indirectly, or exercise control or direction over 1,559,000 Absolut Shares representing 5.4% of the currently issued and outstanding Absolut Shares.

Biographies of Directors and Key Employees

Mr. Harry Burgess has been a director since September 9, 2004. Mr. Burgess is Vice President of Micon International, a consulting practice. Mr. Burgess sits on the board of Amerix Precious Metals and Vena Resources Corp. Mr. Burgess holds degrees in mechanical and mining engineering and has 40 years' experience in the mining industry. He has been engaged in consulting since 1980. His prior operating experience includes senior positions in the copper industry of Zambia and gold mining in South Africa. In Zambia, he held management positions with both technical and production responsibility. In South Africa, he was responsible for the introduction of mechanized mining systems to the gold mines of Anglo-American Corporation in the Orange Free State. As a consultant, Mr. Burgess has worked extensively throughout the world and has particular experience in the evaluation and monitoring of mining projects for banks and financial institutions.

Mr. Derek Bullock, M.Sc., P.Eng, has over 45 years of international experience in the resources sector and has been a director since May 12, 2004. Mr. Bullock is President of Delitova Corporation and sits on the board of IAMGOLD Corporation (TSX) as well as Canarc Resource Corp (TSX), High River Gold Mines (TSX) and Goldcrest Resources (TSX-V). Mr. Bullock was also a professor of mining at University of Toronto. A past President and current Director of IAMGOLD Corporation, Derek initiated, as well as developed, a strategic alliance with Ashanti Goldfields Company, allowing Ashanti Goldfields Company and IAMGOLD to jointly explore much of West Africa.

Ms. Judy Baker has been a director since June 26, 2006. Ms. Baker is the Chair of the Audit Committee. Ms. Baker is Vice-President of Business Development at Nevsun Resources Limited and has worked at a number of consultancies as an analyst. Ms. Baker holds an Honours B.Sc. Geological Engineering in Mineral Resources Exploration and a M.B.A. from the University of Western Ontario.

Mr. Scott Jobin-Bevans PhD. P.Geo. has been a director since June 26, 2006. Dr. Jobin-Bevans is Managing Director of Caracle Creek International Consulting of Sudbury. His prior experience includes Vice-President Exploration for Pacific North West Capital Corp. Vancouver, and Vice-President Exploration for Goldwright Explorations, Sudbury. Dr. Jobin-Bevans has a Ph.D. in Geology from University of Western Ontario, an M.Sc in Geology from University of Manitoba and a B.Sc. Honours Geology from the University of Manitoba.

Daniel Noone holds a Bachelor of Science (Graduate) in Geology and a Masters in Business Administration. Mr. Noone has 15 years' experience in mineral exploration and has worked in Peru since 1997. From 1998 until 2001 Dan managed exploration in Peru for Homestake Mining. He was involved in the discovery of the Sinchao polymetallic skarn system for El Misti Gold in 1997 and also identified a number of high quality exploration targets including the Antaña gold project, acquired and drilled by NDT Resources in 2001.

Wayne Acton has a BComm from Carleton University in 1977, and an MBA from the University of Toronto in 2001. Mr. Acton was designated as a Chartered Accountant in 1981. Mr. Acton is the Chief Financial officer of Sierra Minerals Inc.

and Amarillo Gold Corp. From 1993 to 2003 he was the Senior Vice President at Canada Deposit Insurance Corporation responsible for litigation, liquidation and payouts. In the interim he was a consultant in the financial services industry.

Absolut Compensation Committee

The Compensation Committee is responsible for recommending to the board of directors compensation of executives and key employees. Oversight includes review of executive compensation policies, administration of the Absolut Stock Option Plan, and changes with respect to the benefits plan.

Penalties and Sanctions and Personal Bankruptcies

As at the date of this Information Circular, to the knowledge of Absolut, no director, officer or shareholder holding a sufficient number of securities of Absolut to affect materially the control of Absolut, is, or within 10 years before the date hereof, has been, a director or executive officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of Absolut, no director, officer or shareholder holding a sufficient number of securities of Absolut to affect materially the control of Absolut:

(a) has been subject to any:

   (i) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

   (ii) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision; or

(b) or a personal holding company of any such persons has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or holding company of any such person.

Statement of Executive Compensation

Employment and Compensatory Arrangements

Absolut does not have in place any employment contracts between Absolut or the Absolut Subsidiary and the Named Executive Officers. Nor does Absolut have in place any compensatory plan, contract or arrangement with respect to a Named Executive Officer, where the Named Executive Officer is entitled to receive more than $150,000 from Absolut or the Absolut Subsidiaries, which results or will result from the resignation, retirement or any other termination of the Named Executive Officer's employment with Absolut and its subsidiaries or from a change of control of Absolut or any of its subsidiaries, or a change in the Named Executive Officer's responsibilities following a change in control.

Absolut has entered into a consulting services agreement with a consulting company for whom Dan Noone, President and Chief Executive Officer of Absolut, provides consulting services. Absolut pays approximately $10,000 per month pursuant to such consulting arrangement of which $5,000 is paid to Ironbark as noted in Management Contracts above.

Absolut has a contract with Wayne Acton, who is Absolut's Chief Financial Officer. Acton Consulting Inc. bills Absolut $3,500 per month, excluding GST. The contract has a termination provision of 2 months' notice. Wayne Acton is an "Informed Person" of Acton Consulting Inc.

Summary Compensation Table

The following table sets forth the aggregate compensation paid for services provided to Absolut for the last three fiscal years, to Absolut Named Executive Officers.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards		Payouts	All other compen-sation
		Salary ($)	Bonus ($)	Other Annual Compensation	Securities under Options/ SARs(2) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(3) Payouts ($)	
Dan Noone(1) *President, CEO and Director*	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$120,000 $120,000 $120,000	Nil Nil 30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
John Tarrant(1) *Former President, CEO and Director*	2006 2005 2004	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil	- - Nil
Alan Ibbitson *Former CFO*	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$4,000 $24,000 $6,000	Nil Nil 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Wayne Acton(4) *CFO*	2006 2005 2004	Nil - -	Nil - -	$42,000 - -	Nil - -	Nil - -	Nil - -	Nil - -

Notes:

(1) John Tarrant was appointed to the board of directors and as President and CEO on August 8th, 2002, and continued in these positions until April 30, 2004, when Dan Noone replaced him as President and CEO of Absolut.

(2) "SARs" or "Stock Appreciation Right" means the right granted by Absolut or any of its subsidiaries as compensation for employment services rendered, to receive a payment of cash or issue or transfer securities based wholly or in part on changes in the trading price of publicly traded securities of Absolut.

(3) "LTIP" or "Long-Term Incentive Plan" means any plan which provides compensation intended to motivate performance over a period longer than one financial year, but does not include options or SAR plans or plans for compensation through restricted shares or restricted share units.

(4) Wayne Acton replaced Alan Ibbitson as CFO on January 10, 2006.

Long-Term Incentive Plan

Absolut does not have a Long-Term Incentive Plan for the Named Executive Officers, other than stock options granted from time to time by the board of directors under the provisions of the Absolut Stock Option Plan.

Grant of Stock Option/SARs

Absolut and its subsidiaries granted no options during the financial year ended December 31, 2006, to the Named Executive Officers. The services of Messrs. Noone and Ibbitson (the Named Executive Officers) were provided by corporations under consulting arrangements. For the year ended December 31, 2006, Absolut granted a total of 450,000 options to two directors and one officer.

The following table sets forth particulars of individual grants of options to purchase Absolut shares granted by Absolut or any of its subsidiaries (whether or not in conjunction with SARs) and freestanding SARs made during the financial year ended December 31, 2006, to the Named Executive Officers.

Option/SAR Grants During the Financial Year Ended December 31, 2006

Name and Principal Position	Securities Under Options / SARs Granted (#)	% of Total Options / SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options / SARs on the Date of Grant ($/Security)	Expiration Date
Dan Noone *President, CEO and Director*	Nil	Nil	Nil	Nil	Nil
Alan Ibbitson *Former CFO*	Nil	Nil	Nil	Nil	Nil
Wayne Acton *CFO*	150,000	Nil	$0.70	$0.60	January 6, 2011

Exercise of Stock Options/Aggregate Year-End Value

The following table sets forth details in respect of each exercise of stock options (or SARs awarded with options) and freestanding SARs during Absolut's most recently completed financial year ended December 31, 2006, to the Named Executive Officers and the financial year-end value of unexercised stock options and SARs on an aggregate basis.

Aggregated Option/SAR Exercises During the Financial Year Ended December 31, 2006 and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/ SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options / SARs at FY-End(1) ($) Exercisable/Unexercisable
Dan Noone *President, CEO and Director*	0	0	230,000/0	$10,000/0
Alan Ibbitson *Former CFO*	0	0	0/0	$0/0
Wayne Acton *CFO*	0	0	150,000/0	$0/0

Note:
(1)The year-end value of Absolut Shares was $0.55.

Option and SAR Repricings

During the financial year ended December 31, 2006, Absolut has not repriced downward any stock options or SARs held by the Named Executive Officers.

Defined Benefit or Actuarial Plan Disclosure

Absolut does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service for the Named Executive Officers.

Equity Compensation Plan Information

The following information is at the date hereof.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,270,000	$0.68	609,525
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**2,270,000**	**$0.68**	609,525

Absolut Stock Option Plan

Absolut has no pension plan, equity compensation plan and no standard or other arrangement for compensation to the other directors and officers of Absolut except the granting of stock options under the Absolut Stock Option Plan.

In May of 1994, Absolut entered the Absolut Stock Option Plan pursuant to which options to purchase Absolut Shares may be granted to the directors, officers and key employees of Absolut. The aggregate number of Absolut Shares issuable upon the exercise of all options granted under the Absolut Stock Option Plan shall not exceed 10% of the total number of issued and outstanding Absolut Shares. The term of the options is not to exceed 5 years from the date the option is granted.

As at Absolut's most recent financial year ended December 31, 2006, there were options to purchase 2,035,000 Common Shares which had been granted and were outstanding under the Absolut Stock Option Plan, exercisable at prices ranging from $0.50 to $1.25 per share.

The following table sets forth particulars of stock options granted by Absolut to the directors and officers, other than the Named Executive Officers during the financial year ended December 31, 2006.

Stock Options Granted to the Other Directors and Officers of Absolut during the Financial Year ended December 31, 2006

Name of Other Directors and Officers	Date of Grant	Number of Common Shares	Exercise Price	Expiry Date
Judith Baker	June 30, 2006	150,000	$0.70	June 30, 2011
Scott Jobin-Bevans	June 30, 2006	150,000	$0.70	June 30, 2011

Compensation of Directors

The non-executive Directors are paid $2,500 each per quarter by Absolut. The total amount earned by directors of Absolut for their services as directors, including salaries, director's fees, commissions, bonuses paid for services rendered during the most recently completed financial year, bonuses paid during the most recently completed financial year for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed financial year, the payment of which was deferred, any amounts payable for committee participation or special assignments from Absolut and its subsidiaries, was $20,000. The directors had no arrangements with Absolut where they were compensated for services as consultants or experts by Absolut or its subsidiaries during the financial year ended December 31, 2006.

Executive officers of Absolut who also act as directors of Absolut do not receive any additional compensation for services rendered in such capacity, other than as paid by Absolut to such executive officers in their capacity as executive officers.

Other Compensation

Other than as set forth herein, Absolut did not pay any other compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the financial year ended December 31, 2006.

Interest of Certain Persons and Companies in Matters to be Acted Upon

If the Amalgamation is completed, Dan Noone, who is a director and Chief Executive Officer of Absolut and who owns or exercises control or direction over 5.2% of the issued and outstanding Absolut Shares as at the date hereof, will be an executive officer of Aquiline.

Other than as described above, management of Absolut is not aware of any material interest in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described above under "Interest of Certain Persons and Companies in Matters to be Acted Upon", management of Absolut is not aware of any material interest, direct or indirect, of any:

(a) director or executive officer of Absolut or Absolut Subsidiary,

(b) person who beneficially owns, directly or indirectly, Absolut Shares or who exercises control or direction over Absolut Shares or a combination or both, carrying more than 10% of the Absolut Shares (any person in categories (a) or (b) referred to as an "Informed Person"),

(c) director or officer of a person or company that is itself an "Informed Person", or

(d) known associate or affiliate of the foregoing persons,

in any transaction since the commencement of Absolut's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Absolut or Absolut Subsidiary.

Conflicts of Interest

Certain of the directors of Absolut also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving Absolut will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with Absolut and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Authorized Capital

Absolut's authorized capital consists of an unlimited number of Absolut Shares and an unlimited number of First Preferred Shares, issuable in series. As at the date of this Information Circular there were 28,795,247 Absolut Shares issued and outstanding. The holders of the Absolut Shares have the right to one vote per Absolut Share at any meeting of Absolut Shareholders (other than meetings of holders of other classes of shares), have the right to receive any dividend declared by the Absolut Board, and have the right to receive the remaining property of Absolut on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs.

Consolidated Capitalization

The following table sets forth the capitalization of Absolut as of September 30, 2007, and as at December 31, 2006:

	As at September 30, 2007 (unaudited)	As at December 31, 2006 (audited)
Long-term debt	$ 1,439,685	$ 1,844,629
Shareholders' equity		
Share capital	14,573,021	11,733,430
Contributed surplus	2,075,962	1,688,164
Warrants	930,259	322,688
Deficit	(9,887,762)	(9,275,483)
Total shareholders' equity	7,691,480	4,468,799
Total Capitalization	$ 9,131,165	$ 6,313,428

Indebtedness of Directors and Senior Officers

During the financial year ended December 31, 2006 and as of September 30, 2007, no director, Executive Officer, officer, proposed management nominee for election as a director of Absolut nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to Absolut or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by Absolut.

Prior Sales of Absolut Shares

In February 2007, Absolut completed a non-brokered private placement of 7,000,000 units at a price of $0.50 per unit, for total gross proceeds of $3,500,000. Each unit consisted of one common share and one half of one common share purchase warrant. One whole common share purchase warrant entitled the holder to purchase one common share at a price of $0.75 per share for a period of eighteen months from the date of closing. The securities issued in connection with the private placement were subject to a four-month hold period which expired June 27, 2007. In addition, 350,000 Absolut Shares were issued in respect of 5% finder's fee.

Price Range and Trading Volume

The common shares of Absolut are listed for trading on TSX under the trading symbol "ABS".

The following chart sets out the reported high and low trading prices and volume of trading of Absolut Shares for the calendar periods indicated.

Period	High ($)	Low ($)	Volume (shares)
2006			
First Quarter	0.65	0.51	515,565
Second Quarter	0.65	0.46	589,602

Period	High	Low	Volume
Third Quarter	0.67	0.48	468,913
Fourth Quarter	0.70	0.47	1,556,672
2007			
First Quarter	0.53	0.46	4,035,052
Second Quarter	0.60	0.47	2,156,892
Third Quarter	0.70	0.47	793,978
October	1.13	0.60	5,226,645
November	1.07	0.96	1,179,160
December	0.96	0.68	2,938,582
2008			
January 1 -15	0.95	0.87	506,160

Material Contracts

Absolut has not entered into any material contracts other than in the ordinary course of business within the previous two years prior to the date hereof, with the exception of the Amalgamation Agreement.

Copies of the Amalgamation Agreement will be available for inspection at the head office of Absolut, The Exchange Tower, 130 King Street West, Suite 3680, Toronto, Ontario, Canada M5X 1B1, during ordinary business hours on any business day up to the time of the Meeting.

Dividend Policy

To date, Absolut has not earned any mining revenues and accordingly has not declared or paid any dividends. The payment of dividends in the future will depend on earnings and the financial condition of Absolut and on such other factors as the Absolut Board may consider appropriate.

Auditors and Transfer Agent

The auditor of Absolut is MSCM LLP, Chartered Accountants, at its office in Toronto, Ontario.

The registrar and transfer agent for the Absolut Shares is Equity Transfer & Trust Company at its office in Toronto, Ontario.

Experts

Iain Kelso, H.B.Sc., P.Geo., on behalf of Caracle Creek International Consulting Inc., a Ontario, Canada based engineering consulting firm, is a "qualified person" pursuant to NI 43-101 and prepared the Independent Technical Report on the Pico Machay Gold Deposit in Huancavelica Province, Peru.

Relationship Between Absolut and Professional Person

"Professional person" means any person whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister and solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist. No professional person or associate of a professional person that has made a statement in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Absolut or of an associate or affiliate of Absolut and no such person is expected to be elected, appointed or employed as a director, executive officer or employee of Absolut or Absolut Subsidiary or of an associate or affiliate of Absolut or Absolut Subsidiary and no such person is a promoter of Absolut or an associate or affiliate of Absolut.

Continuous Reporting Obligations to Investors

Absolut is a reporting issuer in Alberta, British Columbia, Ontario and Newfoundland, and is currently not a reporting issuer in any other jurisdiction. Pursuant to legislation in Alberta, British Columbia, Ontario and Newfoundland, Absolut is required to provide to shareholders quarterly unaudited financial statements within 60 days of the end of each quarter and audited financial statements within 120 days of each year-end. In addition, Absolut is required to comply with the continuous disclosure requirements of the *Securities Act* (Alberta), the *Securities Act* (British Columbia), the *Securities Act* (Ontario) and the *Securities Act* (Newfoundland) and with the rules and policies of the TSX-V.

PART V
INFORMATION CONCERNING AQUILINE AFTER THE AMALGAMATION

The information contained in this part of the Information Circular assumes that the Absolut Shareholders approve the Amalgamation.

The Amalgamation

On February 6, 2008, Absolut, Aquiline and Aquiline Sub entered into an Amalgamation Agreement whereby they agreed to implement the Amalgamation pursuant to which Absolut and Aquiline Sub would amalgamate and continue as one corporation under the name "Absolut Resources Inc.". For a description of the Amalgamation, see the section entitled "Particulars of Matters to be Acted Upon".

Intercorporate Relationships

Upon completion of the Amalgamation, Amalco will be a wholly-owned subsidiary of Aquiline. The following diagram illustrates Aquiline's principal subsidiaries following the completion of the Amalgamation, together with the jurisdiction of incorporation of each company and the date on which they came into existence.


Aquiline Resources Inc.
(Ontario)
100%
98.22% (1)
Amalco (2)
(Yukon)
Minera Aquiline Argentina S.A.(3)
(Argentina)
99.9999% (4)
Minera Calipuy SAC (5)
(Peru)
60% (6)
100%
Pico Machay Project
Chaparra Project

Notes:

(1) 1,200,000 shares are held in trust by Mr. Martin Walter out of 67,735,017 issued and outstanding shares.

(2) Incorporated on November 16, 2007 under the laws of the Yukon.

(3) Incorporated on July 8, 1998 under the laws of Argentina.

(4) Richard Brown owns 0.0001%.

(5) Incorporated on April 26, 1999 under the laws of Peru.

(6) Joint venture between Monterrico Metals plc and Minera Calipuy S.A.C. pursuant to an option agreement dated January 28, 2003. Minera Calipuy S.A.C. holds 60% interest in the Pico Machay Project and Monterrico Metals plc holds the other 40% interest.

Business of Aquiline

After giving effect to the Amalgamation, Aquiline Sub and Absolut will continue as one corporation under the name "Absolut Resources Inc.". Upon completion of the Amalgamation, the properties and assets of Absolut will become the properties and assets of Amalco and Amalco will be a wholly-owned subsidiary of Aquiline. Amalco will carry on the business of Absolut, which consists of engaging in the acquisition and exploration of mineral properties in Peru. For a description of the business of Absolut, see "Information Concerning Absolut – General Development of the Business". Aquiline will carry on its business, which consists of engaging in the acquisition, exploration and development of mineral properties within the Americas. For a description of the business of Aquiline, see "Information Concerning Aquiline – General Development of the Business".

Selected Pro Forma Consolidated Financial Information

The following is a summary that has been derived from, should be read in conjunction with, and is qualified in its entirety by, the *pro forma* consolidated balance sheet as at September 30, 20007 and the *pro forma* consolidated statement of operations for the nine month period ended September 30, 2007 and the year ended December 31, 2006 of Aquiline (see "*Unaudited Pro-Forma* Consolidated Financial Statements" attached as Schedule "A" to this Information Circular). The *pro forma* information presents Aquiline's position after giving effect to the Amalgamation. Readers are cautioned that changes will have occurred in each company since the date of the relevant financial statements.

Summary of Unaudited Pro Forma Consolidated Balance Sheet

		Unaudited *Pro Forma* (after the Amalgamation) as at September 30, 2007
Assets		
Current Assets		
Cash and cash equivalents	$	3,546,943
Short term investments		3,834,318
Prepaid expenses and sundry assets		668,590
Current portion of long-term foreign tax recoverable		308,629
		8,358,480
Long-term foreign tax recoverable		1,087,062
Long-term investments		221,400
Property and equipment		349,549
Deferred payments for future acquisition		7,157,977
Cash held in escrow for future acquisition		7,500,000
Resource assets		71,682,030
	$	96,356,498
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$	1,225,958
Due to related parties		22,707
Current portion of long-term debt		311,595
		1,560,260
Asset retirement obligation		28,074
Future income tax liability		13,518,798
Long-term debt		1,128,090
		16,235,222
Shareholders' Equity		
Capital stock		86,938,064
Warrants		2,770,439
Contributed surplus		9,406,298
Deficit		(19,222,372)
Accumulated other comprehensive income		228,847
		80,121,276
	$	96,356,498

Summary of Unaudited Pro Forma Consolidated Statement of Operations

		Unaudited *Pro Forma* (after the Amalgamation) for period ended September 30, 2007		Unaudited *Pro Forma* (after the Amalgamation) for year ended December 31, 2006
Expenses				
Office and administration	$	415,927	$	520,002
IMA legal costs		227,742		456,289
Legal and audit		305,205		450,061
Accretion of asset retirement obligation		1,075		1,433
Amortization		50,661		41,758
Travel		230,817		203,288
Investor and government relations		434,383		320,669

Salaries and consulting	546,521	624,594
Director fees	30,000	20,000
Capital tax	126,895	-
Foreign exchange (gain) loss	(201,930)	119,694
Stock options compensation	800,773	4,015,810
General exploration expenses (recoveries)	(5,979)	111,785
	2,962,090	6,885,383
Loss from operations before undernoted items	(2,962,090)	(6,885,383)
Interest income	373,693	129,519
Gain (loss) on disposal of long-term investments	(6,945)	-
Write down of long-term investments	-	(490,529)
Other recoveries	-	132,002
Write-off of resource properties and related assets	(13,608)	(226,448)
Loss before recovery of income taxes	(2,608,950)	(7,340,839)
Recovery of income taxes - future	-	256,000
Net loss for the year	(2,608,950)	(7,084,839)
Basic and diluted loss per share	(0.05)	(0.15)
Basic and diluted weighted average number of common shares outstanding	55,345,307	47,079,184

Directors and Executive Officers

The following are the names, municipalities of residence and descriptions of the persons who will be the directors and executive officers of Aquiline and their positions and offices with Aquiline after Closing of the Amalgamation. Each executive officer anticipates devoting 100% of his or her time to Aquiline. Each of the directors of Absolut will hold office until the next annual meeting of the Aquiline Shareholders or until his successor is duly elected or appointed.

Name and Municipality of Residence and Position with Aquiline	Principal Occupation (current and past five years)	Director or Officer Since	Number of Aquiline Shares Held Directly or Indirectly Over which Control or Direction is Exercised, after giving effect to the Amalgamation[1]
Marc C. Henderson Toronto, Ontario Director, President and Chief Executive Officer	President and Chief Executive Officer of Aquiline	Director since 1998 Officer since 1998	2,494,500
Dennis Gibson Oakville, Ontario Chief Financial Officer	Chief Financial Officer of Aquiline	Officer since 2006	Nil
Martin J. Walter Toronto, Ontario Director and Executive Vice-President	Executive Vice-President of Aquiline	Director since 2001 Officer since 2006	777,000
Garry Gantner Golden, Colorado Vice-President and Chief Operating Officer	Vice-President and Chief Operating Officer of Aquiline	Officer since 2006	Nil
John Chulick Puerto, Valas, Chile Vice-President of Exploration	Vice-President of Exploration	Officer since 2006	Nil
John Sutherland[1][2][3] West Vancouver, British Columbia Director	Chief Financial Officer, Goldgroup Resources Inc.	Director since 2002	204,100

Name and Municipality of Residence and Position with Aquiline	Principal Occupation (current and past five years)	Director or Officer Since	Number of Aquiline Shares Held Directly or Indirectly Over which Control or Direction is Exercised, after giving effect to the Amalgamation(1)
Blaise Yerly (1)(2)(3) Corseaux, Switzerland Director and Chairman	Managing Director, Minosucra LLC	Director and Officer since 1998	1,439,600
David Constable(1)(2)(3) Burlington, Ontario Director	Vice-President Investor Relations and Corporate Secretary, FNX Mining Company Inc.	Director since 2002	50,000
G. Michael Hobart Toronto, Ontario Secretary	Lawyer, Fogler Rubinoff LLP	Officer since 2002	14,300
Dan Noone Toronto, Ontario Vice-President – Peru Director	Vice-President – Peru of Aquiline	Director and Officer since 2008	148,300
Harry Burgess Toronto, Ontario Director	President, Micon International	Director since 2008	Nil
Flora Wood Toronto, Ontario Vice-President of Investor Relations	Vice-President, Investor Relations	Officer since 2007	1,000

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating Committee

The Aquiline Board will have three standing committees after the Closing of the Amalgamation, being the audit committee, the compensation committee and the nominating committee. The audit committee, which will consist of John Sutherland, Blaise Yerly and David Constable, will be responsible to review internal controls, recommend to the Aquiline Board engagement of Aquiline's auditors, review with such auditors the plan for and results of their examination of financial statements, and to determine the independence of such auditors.

Executive Officers of Aquiline and Amalco

Marc C. Henderson is the President and Chief Executive Officer of Aquiline. He is a Chartered Financial Analyst with more than twenty years of experience in the mineral exploration industry. Mr. Henderson has been President and Chief Executive Officer of Laramide Resources Ltd. from 1995 to present and a director of Kinbauri Gold from 1994 to present.

Dennis Gibson is the Chief Financial Officer of Aquiline. He holds a Bachelor of Commerce from Concordia University, is Certified General Accountant and has held various senior financial positions over the past twenty-five years. From 1996 to 2004, Mr. Gibson served as the Vice-President, CFO and Corporate Secretary of Vector Intermediaries Inc., a public company listed on TSX-V.

Martin J. Walter is the Executive Vice-President of Aquiline. From 2001 to March, 2006 he acted as the Vice-President of Exploration of Aquiline. He is the President of Ironbark International Limited. Prior to 2001, Mr. Walter was a Senior Consulting Geologist at Ironbark International Limited from 1997 to 2001 and prior to that was a Consulting Geologist with MPH Consultants from 1994 to 1997. Mr. Walter has a degree in geology from Ballarat University, Australia as well as an MBA from the University of Toronto.

Gary Gantner is the Vice-President and Chief Operating Officer of Aquiline. He has over 35 years of diversified experience with the engineering and construction of minerals facilities throughout the world. He has worked in all aspects of the EPC business including feasibility studies, engineering, construction, business development and senior management. Until recently, Gary was President of Ausenco Americas and devoted much of his time and energy to the establishment of an EPC capability in Argentina. Gary has also worked for well respected international engineering companies including Parsons, Fluor, Simons/AMEC and Bateman.

John Chulick is the Vice-President of Exploration of Aquiline. He is a seasoned exploration geologist with over 22 years' experience in Latin American, most specifically with low sulfidation epithermal precious metals deposits in Chile and Argentina. His previous management experience includes directing surface and underground exploration at Meridian Gold's El Penon mine in northern Chile during the period pre-feasibility through the initial years of production.

Blaise Yerly is Chairman of the board of directors of Aquiline. He has acted as Managing Director, Minosucra LLC (formerly Triumph International Trading Ltd.) from 1998 to present. Prior thereto, Mr. Yerly was Managing Director of BHSCH Trading Company B.V. (trading company) from 1991 to 1998. Mr. Yerly also served as the acting chief financial officer of Aquiline pending the appointment of the current chief financial officer.

David Constable is a professional geologist with an MBA. He is currently Vice President - Investor Relations and Corporate Affairs for FNX Mining Company Inc., a mining resource company listed on the TSX a position he has held since 2002, except between November 2005 and July 2006 when he was Vice President - Investor Relations Corporate Affairs for Elko Energy Inc. Previously Mr. Constable was Vice-President - Investor Relations, Americas, of Normandy Mining Limited from 1997 until its acquisition by Newmont in 2002.

John Sutherland has been a Certified General Accountant since 1976. Mr. Sutherland is currently Vice President and Chief Financial Officer of Goldgroup Resources Inc., a position he has held since February 2007. From December 2006 to January 2007 Mr. Sutherland was an independent consultant. From March 2003 to January 2006, Mr. Sutherland was Vice President and director of Tekion (Canada) Inc. From April 2002 to November 2002, Mr. Sutherland was the Executive Director of the Arthritis Research Centre of Canada. From February 2001 to March 2002, Mr. Sutherland consulted to several companies on business management matters. He joined ASC Avcan Systems Corporation, a company primarily engaged in providing technology services to utility companies, in March 1997 and was its President and Chief Executive Officer until his resignation on January 15, 2001. On January 31, 2001, the controlling shareholder placed Avcan Systems Corporation in bankruptcy. From April 1997 to February 1997, Mr. Sutherland was Vice-President-Finance of Arequipa Resources Ltd. and Zen International Resources Ltd. Mr. Sutherland is a director of International Absorbents Inc., a publicly-held company listed on the American Stock Exchange, and a director of Polymer Solutions Inc., a publicly-held company listed on the TSX-V.

G. Michael Hobart is the corporate secretary of Aquiline. Mr. Hobart is a partner at Fogler, Rubinoff LLP in Toronto, Ontario where he has practised corporate and securities law since September, 2002. Prior to 2002 he was a partner of Aylesworth LLP from 1998 to 2002. He earned a B.A. at McGill University (1982) and a LL.B. at the University of New Brunswick (1985). He has held directorships and senior officer positions with several junior mineral exploration companies in Canada. Mr. Hobart was called to the Ontario Bar in 1987 and is a member of the Canadian Bar Association.

Dan Noone is the Vice-President – Peru of Aquiline. Mr. Noone holds a Bachelor of Science (Graduate) in Geology and a Masters in Business Administration. Mr. Noone has 15 years' experience in mineral exploration and has worked in Peru since 1997. From 1998 until 2001, Mr. Noone managed exploration in Peru for Homestake Mining. He was involved in the discovery of the Sinchao polymetallic skarn system for El Misti Gold in 1997 and also identified a number of high quality exploration plays including the Antaña gold project, acquired and drilled by NDT Resources in 2001.

Flora Wood is the Vice-President of Investor Relations of Aquiline. She joined Aquiline in May, 2007, having been Corporate Secretary and Investor Relations Manager of Harris Steel Group Inc. from October, 2004 until April, 2007. She has held investor relations roles (in house and consultant) since 1996 for companies in the mining and industrial sectors.

Aggregate Ownership of Securities

Upon Closing of the Amalgamation, the directors and executive officers of Aquiline will, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 5,128,800 Aquiline Shares, representing 8.6% of the issued and outstanding Aquiline Shares.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed herein, none of the proposed directors, officers or promoters of Aquiline is, or within the 10 years prior to the date hereof has been, a director, officer or promoter of any other issuer, while that person was acting in that capacity, that was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days, or that became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the proposed directors, officers or promoters of Aquiline has, within the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly-traded issuer, or theft or fraud.

Individual Bankruptcies

None of the proposed directors, officers or promoters of Aquiline has, within the 10 years prior to the Effective Date, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of the directors of Aquiline also serve as directors of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving Aquiline will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with Aquiline and such other companies. In addition, such directors declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

Description of Share Capital

Aquiline Shares

For a description of the Aquiline Shares, see "Information About Aquiline – Authorized Capital".

Options to Purchase Securities

New Aquiline Options will be granted to holders of Absolut Options in exchange for Absolut Options pursuant to the Amalgamation Agreement. Such New Aquiline Options will reflect the adjustments required after giving effect to the Amalgamation.

Common Share Purchase Warrants

New Aquiline Warrants will be granted to holders of Absolut Warrants in exchange for Absolut Warrants pursuant to the Amalgamation Agreement. Such New Aquiline Warrants will reflect the adjustments required after giving effect to the Amalgamation.

Executive Compensation

For details regarding executive compensation for Aquiline, see "Information Concerning Aquiline – Statement of Executive Compensation". Upon completion of the Amalgamation, Dan Noone will be appointed Vice-President, Peru of Aquiline.

Market for Securities

Aquiline Shares and the Aquiline Shares that are issued upon the exercise of the Aquiline warrants and options have been conditionally approved by the TSX.

Principal Holders of Voting Securities

To the best of the knowledge of the directors and executive officers of Aquiline, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, Aquiline Shares carrying more than 10% of the voting rights attached to the Aquiline Shares after the Closing.

Pro Forma Consolidated Capitalization

The following table sets forth certain *pro forma* information upon Closing, based upon the balance sheet of Absolut as at September 30, 2007, and the balance sheet of Aquiline as at September 30, 2007, reflecting all *pro forma* adjustments in respect of the Amalgamation. See the *unaudited pro forma* consolidated financial statements.

		Unaudited Pro Forma Consolidated
Long-term debt	$	1,439,685
Shareholders' equity		
Share capital		86,938,064
Warrants		2,770,439
Contributed Surplus		9,406,298
Deficit		(19,222,372)
Accumulated other comprehensive income		228,847
Total shareholders' equity		80,121,276
Total Capitalization	$	81,560,961

Material Contracts

The material contracts of Aquiline and Absolut, other than contracts entered into in the ordinary course of business, are set forth under the headings "Information Concerning Aquiline – Material Contracts" and "Information Concerning Absolut – Material Contracts".

Copies of the Aquiline agreements will be available for inspection at the head office of Aquiline, The Exchange Tower, 130 King Street West, Suite 3680, Toronto, Ontario M5X 1B1, during ordinary business hours and on any business day following the date hereof until the Meeting Date. Copies of the Absolut agreements will be available for inspection at the head office of Absolut, The Exchange Tower, 130 King Street West, Suite 3680, Toronto, Ontario M5X 1B1, during ordinary business hours on any business day until the Meeting Date.

Auditors, Registrar and Transfer Agent

The auditor of Aquiline will be MSCM LLP, Toronto, Ontario. The registrar and transfer agent for the Aquiline Shares will remain with Pacific Corporate Trust Company of Canada at its office in Vancouver, British Columbia.

Dividend Policy

To date, Aquiline has not earned any mining revenues and accordingly has not declared or paid any dividends. The payment of dividends in the future will depend on earnings and the financial condition of Aquiline and on such other factors as the board of directors of Aquiline may consider appropriate.

Legal Proceedings

The legal proceedings of Aquiline and Absolut are set forth under the headings "Information Concerning Aquiline – Legal Proceedings" and "Information Concerning Absolut – Legal Proceedings".

Financial Statements

The unaudited pro forma consolidated financial statements of Aquiline are attached as Schedule "A" of the Information Circular.

Relationship Between Aquiline and Professional Person

"Professional person" means any persons whose profession gives authority to a statement made by the person in the person's professional capacity and includes a barrister or solicitor (attorney), a public accountant, an appraiser, valuator, auditor, engineer or geologist. No professional person or any associate of the professional person that has made a statement in this Information Circular holds any beneficial interest, direct or indirect, in any securities or property of Aquiline or of an associate or affiliate of Aquiline and no such person is expected to be elected, appointed or employed as a director, executive officer or employee of Aquiline or of an associate or affiliate of Aquiline and no such person is a promoter of Aquiline or an associate or affiliate of Aquiline.

Interest of Management and Others in Material Transactions

None of the directors or the officers of Amalco, nor an associate or affiliate of any of the foregoing persons, had since its incorporation any material interest, direct or indirect, in any transactions which materially affected or would materially affect Amalco or any of its subsidiaries, except for: (i) Dan Noone, who is a director and executive officer of Absolut owns or exercises control or direction over more than 5.2% of the issued and outstanding Absolut Shares as at the date hereof, will be an executive officer of Aquiline, (ii) a consulting services agreement with a consulting company for whom Dan Noone, President and Chief Executive Officer of Absolut, provides consulting services. Absolut pays approximately $10,000 per month pursuant to such consulting arrangement of which $5,000 is paid to Ironbark as noted in "Management Contracts" above; and (iii) a contract with Acton Consulting Inc., where Wayne Acton, Absolut's CFO, is an "Informed Person" of Acton Consulting Inc.

Risk Factors

Amalco will carry on the business of Absolut and will assume the properties, liabilities and obligations of Absolut and Aquiline Sub. Aquiline has agreed that after the Effective Date it will use part of its resources for the development of the business of Amalco. As a result, on a consolidated basis, the risks that Aquiline will face after the Effective Date will include the current risks of Absolut. The business currently conducted by Absolut and to be conducted by Aquiline and Amalco, upon Closing of the Amalgamation, is subject to a number of risks as outlined below.

Nature of Mineral Exploration

The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge will not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the current programs planned by the Aquiline will result in a profitable commercial mining operation. At the present time, the Aquiline does not hold any interest in a mining property in production. The Aquiline's viability and potential success lie in its ability to develop, exploit and generate revenue out of mineral deposits.

Funding Requirements

Mining exploration involves financial risk and capital investment. Aquiline's only present means of acquiring investment capital is by means of the sale of equity shares or rights to acquire equity shares. Aquiline has limited resources of funds to engage in additional exploration and development which may be necessary to exploit its properties and make additional acquisition payments in order to maintain its property interests and there are no assurances that Aquiline will be able to raise additional financing in the future.

Mining Risks and Insurance

The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal waste products occurring from exploration and production) is not generally available to Aquiline or to other companies within the industry.

Government Regulations and Environmental Matters

Aquiline's activities will be subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In particular, the use of cyanide in mineral extraction processes has been banned within Rio Negro Province, Argentina. In the event that the cyanide ban is not repealed, it may not be possible to exploit Calcatreu Gold Project in an economical manner. The government of Chubut Province has also decreed a Province-wide ban on the use of cyanide for mining purposes and the development of open pit mines. The law states that the government of Chubut Province will accept and review applications for including open pit and cyanide based mining operations, on a case by case basis and determine at that point whether permits may be issued. There are no assurances that a permit will be granted. In the event that the permit is not granted, it may not be possible to exploit the Navidad Silver Project in an economic manner. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of Aquiline's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Aquiline must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that Aquiline would not proceed with the development or operation of a mine, Aquiline is not aware of any material environmental constraint affecting its development properties that would preclude the economic development or operation of any specific property.

Mining and Investment Policies

Changes in mining or investment policies or shifts in political attitude may adversely affect Aquiline's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety regulations. The effect of these factors cannot be accurately predicted.

Title

Aquiline is satisfied that it has good and proper right, title and interest in and to the mining properties that it intends to explore and develop. No assurance, however, can be given that such properties are not subject to prior unregistered agreements or interests or undetected claims or interests which could be materially adverse to Aquiline.

Competition

The mineral exploration and mining business is extremely competitive. Aquiline will encounter competition from other companies in connection with the search for the acquisition of properties which are producing or capable of producing minerals. As a result of this competition, the majority of which will be with companies with greater financial resources than Aquiline, Aquiline may be unable to acquire attractive properties on terms it considers acceptable.

Precious and Base Metal Prices

The profitability of any mining operation in which Aquiline may have an interest will be significantly affected by changes in the market price of metals. Metal prices fluctuate on a daily basis and are affected by numerous factors beyond Aquiline's control. The level of interest rates, the rate of inflation, world supply of metals and the stability of exchange rates can all cause significant fluctuation in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. If the price of metals should drop dramatically, the value of Aquiline's properties which are being explored could also drop dramatically and Aquiline might not be able to recover its investment in those properties.

Dependence on Key Senior Officers

Aquiline's success will largely depend on the efforts and abilities of certain key senior officers. While Aquiline does not foresee any reason why such officers will not remain with Aquiline, if for any reason they do not, Aquiline could be adversely affected.

Conflicts of Interest

Certain of the directors and officers of Aquiline also serve as directors and/or officers of the other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict of interest. Any decision made by such directors and officers involving Aquiline will be made in accordance with their duties and obligations to deal fairly and in good faith with Aquiline and such other companies. In addition, such directors and officers are required to declare and refrain from voting on any matter in which such directors and officers may have a conflict of interest.

CERTIFICATE OF AQUILINE RESOURCES INC.

DATED: February 6, 2008

The foregoing and the Schedules which are attached to and form part of this Information Circular, as it relates to Aquiline Resources Inc., 41310 Yukon Inc. and Minera Aquiline contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Aquiline Resources Inc. assuming completion of the Amalgamation.

(Signed) Marc C. Henderson
Chief Executive Officer and President

(Signed) Dennis Gibson
Chief Financial Officer

ON BEHALF OF THE BOARD

(Signed) John Sutherland
Director

(Signed) David Constable
Director

CERTIFICATE OF ABSOLUT RESOURCES CORP.

DATED: February 6, 2008.

The foregoing and the Schedules which are attached to and form part of this Information Circular, as it relates to Absolut Resources Corp. and Minera Calipuy SAC, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of Absolut Resources Corp.

(Signed) Daniel Noone
Chief Executive Officer and President

(Signed) Wayne Acton
Chief Financial Officer

ON BEHALF OF THE BOARD

(Signed) Judy Baker
Director

(Signed) Scott Jobin-Bevans
Director

AUDITORS' CONSENT

We have read the Management Information Circular (the "**Circular**") of Absolut Resources Corp. ("**Absolut**") dated February 6, 2008 relating to the proposed amalgamation involving Absolut and 41310 Yukon Inc., a wholly-owned subsidiary of Aquiline Resources Inc. (the "**Company**"), to be sent to the shareholders of Absolut and filed with securities regulatory authorities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005 and 2004 included in the restated consolidated financial statements filed on SEDAR on February 6, 2008. Our report is dated March 30, 2007, except as to Note 23 which is dated as of January 18, 2008.

Toronto, Canada
February 6, 2008

(Signed) Grant Thornton LLP
Chartered Accountants
Licensed Public Accountants

AUDITORS' CONSENT

We have read the management information circular (the "**Circular**") of Absolut Resources Corp. ("**Absolut**") dated February 6, 2008 relating to the proposed amalgamation involving Absolut and 41310 Yukon Inc., a wholly-owned subsidiary of Aquiline Resources Inc. ("**Aquiline**"), to be sent to the shareholders of Absolut and filed with securities regulatory authorities. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned Circular, of: (1) our report to the shareholders of Absolut on the balance sheets of Absolut as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended December 31, 2006 and 2005. Our report is dated March 30, 2007; and (2) our report to the shareholders of Absolut on the balance sheet of Absolut as at December 31, 2005 and the statements of operations and deficit and cash flows for the year ended December 31, 2005. Our report is dated March 30, 2006.

We also consent to the use in the above-mentioned Circular of our compilation report to the directors of Absolut on the pro forma consolidated financial statements of Aquiline and Absolut as at September 30, 2007 and for the nine month period ended September 30, 2007 and for the year ended December 31, 2006. Our report is dated February 1, 2008

Toronto, Canada
February 6, 2008

(Signed) MSCM LLP
Chartered Accountants
Licensed Public Accountants

SCHEDULE "A"
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF AQUILINE

MSCM LLP
Chartered Accountants • Business Advisors

701 Evans Avenue, 8th Floor
Toronto, Ontario Canada
M9C 1A3
telephone: (416) 626-6000
facsimile: (416) 626-8650
email: info@mscm.ca
website: www.mscm.ca

Jack Cooper
Jim Glover
Patricia Kajda
Isabella Lee
Alex Makuz
Jim Molyneux
Joseph Sardella
Sandy Solecki
Rosario Suppa
Dave Thorman
Jeff Westcott

Aquiline Resources Inc. and Absolut Resources Corp.

Unaudited Pro Forma Consolidated Financial Statements

As at September 30, 2007

and for the periods ended September 30, 2007 and December 31, 2006

Compilation Report

To the Directors of
Absolut Resources Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Aquiline Resources Inc. and Absolut Resources Corp. (the "Companies") as at September 30, 2007 and the unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2007 and for the year ended December 31, 2006 and have performed the following procedures:

1. Compared the figures in the columns captioned "Aquiline" and "Absolut" to the unaudited interim financial statements of the Companies as at September 30, 2007 and December 31, 2006 and found them to be in agreement.
2. Made enquiries of certain officials of the Companies who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of the various securities commissions and similar regulatory authorities in Canada.
3. The officials:
   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable requirements of the various securities commissions and similar regulatory authorities in Canada.
4. Read the notes to the pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Aquiline" and "Absolut" as at September 30, 2007 and for the nine month period ended September 30, 2007 and the year ended December 31, 2006, and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based upon management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed: *"MSCM LLP"*

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 1, 2008

Aquiline Resources Inc. and Absolut Resources Corp.
Unaudited Pro Forma Consolidated Balance Sheet

As at September 30, 2007

	Aquiline	Absolut	Pro Forma Adjustments (note 2)	Pro Forma
Assets				
Current assets				
Cash and cash equivalents	$ 3,846,049	$ 300,894	$ (600,000)	$ 3,546,943
Short term investments	3,150,000	684,318		3,834,318
Prepaid expenses and sundry assets	605,393	63,197		668,590
Current portion of long-term foreign tax recoverable	308,629	-		308,629
	7,910,071	1,048,409	(600,000)	8,358,480
Long-term foreign tax recoverable	1,087,062	-		1,087,062
Long-term investments	1,881,000	-	(1,659,600)	221,400
Property and equipment	197,856	151,693		349,549
Deferred payments for future acquisition	7,157,977	-		7,157,977
Cash held in escrow for future acquisition	7,500,000	-		7,500,000
Resource assets	32,080,059	8,070,285	31,531,686	71,682,030
	$ 57,814,025	$ 9,270,387	$ 29,272,086	$ 96,356,498
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$ 1,109,443	$ 116,515	$	$ 1,225,958
Due to related parties	-	22,707		22,707
Current portion of long-term debt	-	311,595		311,595
	1,109,443	450,817	-	1,560,260
Asset retirement obligation	28,074	-		28,074
Future income tax liability	3,271,000	-	10,247,798	13,518,798
Long-term debt	-	1,128,090		1,128,090
	4,408,517	1,578,907	10,247,798	16,235,222
Shareholders' Equity				
Capital stock	61,812,317	14,573,021	10,552,726	86,938,064
Warrants	2,088,910	930,259	(248,730)	2,770,439
Contributed surplus	8,497,806	2,075,962	(1,167,470)	9,406,298
Deficit	(19,222,372)	(9,887,762)	9,887,762	(19,222,372)
Accumulated other comprehensive income	228,847	-		228,847
	53,405,508	7,691,480	19,024,288	80,121,276
	$ 57,814,025	$ 9,270,387	$ 29,272,086	$ 96,356,498

Reference is made to the accompanying "Compilation Report".

Aquiline Resources Inc. and Absolut Resources Corp.
Unaudited Pro Forma Consolidated Statement of Operations

For the nine month period ended September 30, 2007

	Aquiline	Absolut	Pro Forma Adjustments (note 2)	Pro Forma
Expenses				
Office and administration	$ 206,734	$ 209,193	$	$ 415,927
IMA legal costs	227,742	-		227,742
Legal and audit	219,078	86,127		305,205
Accretion of asset retirement obligation	1,075	-		1,075
Amortization	21,509	29,152		50,661
Travel	228,378	2,439		230,817
Investor and government relations	383,759	50,624		434,383
Salaries and consulting	465,021	81,500		546,521
Director fees	-	30,000		30,000
Capital tax	126,895	-		126,895
Foreign exchange (gain)	(5,718)	(196,212)		(201,930)
Stock option compensation	461,728	339,045		800,773
General exploration (recoveries)	-	(5,979)		(5,979)
	2,336,201	625,889		2,962,090
Loss from operations before undernoted items	(2,336,201)	(625,889)	-	(2,962,090)
Interest income	346,475	27,218		373,693
(Loss) on disposal of long-term investments	(6,945)	-		(6,945)
Write-off of resource properties and related assets	-	(13,608)		(13,608)
Net loss for the period	$ (1,996,671)	$ (612,279)	$ -	$ (2,608,950)
Basic and diluted loss per share (note 3)	$ (0.04)	$ (0.02)	$ -	$ (0.05)
Basic and diluted weighted average number of common shares outstanding	52,886,819	26,824,699	(24,366,211)	55,345,307

Reference is made to the accompanying "Compilation Report".

Aquiline Resources Inc. and Absolut Resources Corp.
Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2006

	Aquiline	Absolut	Pro Forma Adjustments (note 2)	Pro Forma
Expenses				
Office and administration	$ 277,463	$ 242,539	$	$ 520,002
IMA legal costs	456,289	-		456,289
Legal and audit	353,646	96,415		450,061
Accretion of asset retirement obligation	1,433	-		1,433
Amortization	22,594	19,164		41,758
Travel	199,010	4,278		203,288
Investor and government relations	271,871	48,798		320,669
Salaries and consulting	477,002	147,592		624,594
Director fees	-	20,000		20,000
Capital tax	-	-		-
Foreign exchange (gain) loss	(24,395)	144,089		119,694
Stock option compensation	3,855,594	160,216		4,015,810
General exploration expenses	-	111,785		111,785
	5,890,507	994,876	-	6,885,383
Loss from operations before undernoted items	(5,890,507)	(994,876)	-	(6,885,383)
Interest income (expense)	139,954	(10,435)		129,519
Write down of long-term investments	(490,529)	-		(490,529)
Other recoveries	132,002			132,002
Write-off of resource properties and related assets	-	(226,448)		(226,448)
Loss before recovery of income taxes	(6,109,080)	(1,231,759)	-	(7,340,839)
Recovery of income taxes - future	126,000	130,000		256,000
Net loss for the year	$ (5,983,080)	$ (1,101,759)	$ -	$ (7,084,839)
Basic and diluted loss per share (note 3)	$ (0.13)	$ (0.05)	$ -	$ (0.15)
Basic and diluted weighted average number of common shares outstanding	44,620,696	21,025,247	(18,566,759)	47,079,184

Reference is made to the accompanying "Compilation Report".

Aquiline Resources Inc. and Absolut Resources Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As at September 30, 2007 and for periods ended September 30, 2007 and December 31, 2006

1. Basis of Presentation

On October 2, 2007, Aquiline Resources Inc. ("Aquiline") and Absolut Resources Corp. ("Absolut") announced that they had entered into an agreement pursuant to which Aquiline will make an offer (the "Offer") to acquire all the outstanding common shares, options and warrants of Absolut on the basis of 0.096 (see note 2) Aquiline common shares per Absolut common share. The Offer is subject to receipt of all required regulatory approvals, and other customary conditions.

The unaudited pro forma consolidated financial statements have been prepared by management after giving effect to the acquisition of Absolut through the issuance of Aquiline's shares for Absolut shares, and estimated transaction costs.

The unaudited pro forma consolidated balance sheet has been presented by combining the September 30, 2007 balance sheets of Aquiline and Absolut giving effect to the acquisition of Absolut as if it had been completed on September 30, 2007.

The unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2007 has been presented by combining the statements of operations of Aquiline and Absolut for the nine month period ended September 30, 2007 giving effect to the acquisition of Absolut as if it had occurred on January 1, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 has been presented by combining the statements of operations of Aquiline and Absolut for the year ended December 31, 2006 giving effect to the acquisition of Absolut as if it had occurred on January 1, 2006.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Aquiline for the year ended December 31, 2006. The pro forma consolidated balance sheet and pro forma consolidated statement of operations should be read in conjunction with the December 31, 2006 audited consolidated financial statements of Aquiline and Absolut and the Management Information Circular and Proxy Statement.

The unaudited pro forma consolidated financial statements are based on estimates and assumptions set forth in the notes herein. The pro forma consolidated financial statements are being provided solely for information purposes and are not necessarily indicative of the combined results or financial position that might have been achieved for the periods indicated; nor is it necessarily indicative of future results that may occur. The unaudited pro forma consolidated financial statements do not reflect cost savings that may be realized from the elimination of certain expenses. No assurance can be given that any operating cost savings will be realized.

Pro forma adjustments are necessary to reflect the acquisition of Absolut including the issue of Aquiline's shares for the Absolut shares, and estimated acquisition costs. The pro forma adjustments and allocations of the purchase price are based on estimates of the fair values of assets acquired and liabilities assumed. The final purchase price allocation will be based on the actual fair value of Absolut's assets and liabilities that exist at the date of completion of the acquisition. Any such variations may change the allocation of the purchase price which could affect the fair value assigned to the assets and liabilities and could result in changes to the unaudited pro forma consolidated financial statements.

2. Pro Forma Assumptions and Adjustments

Aquiline has made an offer (the "Offer") to acquire 100% of the issued and outstanding shares of Absolut, a public company listed on the Toronto Venture Exchange. Under the terms of the Offer, each Absolut shareholder, optionholder, or warrantholder will be entitled to receive 0.10 of an Aquiline common share per Absolut common share. This exchange ratio is subject to adjustment up or down to reflect the ratio obtained by dividing the 5 day volume weighted average trading price ("VWAP") of Aquiline into the 5 day VWAP of Absolut. For purposes of these unaudited pro forma consolidated financial statements, management has assumed that the exchange ratio is 0.096:1. The Offer is subject to a number of conditions, including the absence of adverse material changes and the receipt of all necessary regulatory approvals.

2. Pro Forma Assumptions and Adjustments (continued)

Each Absolut optionholder, who will not otherwise be eligible under Aquiline's stock option plan after the amalgamation, will be granted a period up to April 30, 2008 to exercise the new Aquiline options they receive in return for the Absolut options they currently hold. Each Absolut optionholder who will remain eligible under Aquiline's stock option plan, and all Absolut warrant holders, will receive options or warrants of Aquiline with terms consistent with the terms of the Absolut options and warrants they currently hold, after giving effect to the exchange ratio. For purposes of these unaudited pro forma consolidated financial statements, management has assumed that no options or warrants outstanding will be exercised prior to amalgamation and that warrants to purchase 1,500,000 Absolut shares will expire prior to the amalgamation date.

The cost of the acquisition is based on the fair market value of the consideration given, estimated to be $28,975,368 of which $25,125,747 is accounted for as an increase in Share Capital, $681,529 is accounted for as an increase in Warrants, $908,492 is accounted for as an increase in Contributed Surplus, $600,000 is accounted for as estimated transaction costs and $1,659,600 is accounted for as a reduction in Aquiline's investment in Absolut as at September 30, 2007.

For accounting purposes, the measurement of the common share purchase consideration is based on the market prices of Aquiline's common shares over a reasonable period before and after October 2, 2007, which is determined to be $10.22. Unless such events occur to cause the exchange ratio to be altered, this will be the amount used in the final common share valuation.

Aquiline has estimated the fair value of the Aquiline options and warrants issued to the current Absolut option holders and warrant holders using the Black-Scholes option pricing model using the following assumptions:

Weighted average risk-free interest rate	3.95%
Dividend yield	0.00%
Volatility factor	42.9% - 101.4%
Expected remaining life of the options or warrants	1 month - 54 months

The total purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on management's estimates of their values and changes are expected as additional information becomes available. Management will carry out a more detailed analysis and changes will be made to the allocation of the excess of the purchase price over the fair value of the net assets acquired after the amalgamation closes. For purposes of the unaudited pro forma consolidated financial statements, the preliminary purchase price allocation below allocates the excess of purchase price to resource properties. As a result, actual fair values of assets acquired and liabilities assumed and related operating results could differ materially from those reflected in the unaudited pro forma consolidated financial statements.

The following table summarizes the determination of the purchase price and the allocation of this purchase price to the assets and liabilities of Absolut:

Purchase price		
2,458,488 common shares issued in exchange for 25,609,247 Absolut common shares outstanding (net of 2,766,000 shares in Absolut held by Aquiline)	$	25,125,747
Fair value of 217,920 options issued in exchange for 2,270,000 Absolut options		908,492
Fair value of 223,680 warrants issued in exchange for 2,330,000 Absolut warrants (net of 1,170,000 warrants held by Aquiline)		681,529
Value of 2,766,000 Absolut shares originally held by Aquiline		1,659,600
Estimated transaction costs		600,000
	$	28,975,368

2. Pro Forma Assumptions and Adjustments (continued)

Fair value of net assets acquired		
Current assets	$	1,048,409
Mineral properties		39,601,971
Equipment		151,693
Current liabilities		(450,817)
Long-term debt		(1,128,090)
Future income tax liability		(10,247,798)
	$	28,975,368

The following table summarizes the pro forma share capital, options and warrants as at September 30, 2007:

Shares	Number		Share Capital
Common shares issued at September 30, 2007	54,059,504	$	61,812,317
Issue on amalgamation	2,458,488		25,125,747
Pro forma common shares issued at September 30, 2007	56,517,992	$	86,938,064

Options	Number		Contributed Surplus
Options issued at September 30, 2007	3,849,400	$	8,497,806
Issue on amalgamation	217,920		908,492
Pro forma options issued at September 30, 2007	4,067,320	$	9,406,298

Warrants	Number		Warrants
Warrants issued at September 30, 2007	1,765,375	$	2,088,910
Issue on amalgamation	223,680		681,529
Pro forma warrants issued at September 30, 2007	1,989,055	$	2,770,439

3. Pro Forma Loss per Share

The pro forma basic and diluted loss per share for the period ended September 30, 2007 has been calculated assuming all shares issued on the amalgamation were issued on January 1, 2007 and the pro forma basic and diluted loss per share for the year ended December 31, 2006 has been calculated assuming all shares issued on the amalgamation were issued on January 1, 2006.

SCHEDULE "B"
AMALGAMATION AGREEMENT

AQUILINE RESOURCES INC.

and

41310 YUKON INC.

and

ABSOLUT RESOURCES CORP.

AMALGAMATION AGREEMENT

Dated as of February 6, 2008

Fogler, Rubinoff LLP

Fogler, Rubinoff LLP
Toronto Dominion Centre
1200-95 Wellington Street West
Toronto, Ontario
M5J 2Z9

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 6th day of February, 2008.

AMONG:

AQUILINE RESOURCES INC., a corporation continued under the provisions of the *Business Corporations Act* (Ontario)

(hereinafter referred to as "**Aquiline**")

OF THE FIRST PART

- and -

41310 YUKON INC., a corporation incorporated pursuant to the provisions of the *Business Corporations Act* (Yukon) and a wholly-owned subsidiary of Aquiline

(hereinafter referred to as "**Aquiline Sub**")

OF THE SECOND PART

- and -

ABSOLUT RESOURCES CORP., a corporation continued under the provisions of the *Business Corporations Act* (Yukon)

(hereinafter referred to as "**Absolut**")

OF THE THIRD PART

WHEREAS Aquiline and Absolut are parties to a letter agreement dated October 2, 2007 pursuant to which they agreed to pursue an amalgamation between Aquiline Sub and Absolut pursuant to the provisions of the *Business Corporations Act* (Yukon), and for such purpose Aquiline has agreed to issue certain of its securities to the securityholders of Absolut;

AND WHEREAS upon the Amalgamation (as hereinafter defined) becoming effective, Aquiline Sub and Absolut shall amalgamate and continue as one corporation ("Amalco") under the *Business Corporations Act* (Yukon) and Aquiline shall own all of the issued and outstanding shares of Amalco, subject to and upon the terms and conditions contained herein;

NOW THEREFORE in consideration of the promises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereby covenant and agree as follows:

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS AND INTERPRETATION **1**

1.1 Definitions 1
1.2 Currency 8
1.3 Interpretation Not Affected By Headings 8
1.4 Number and Gender 8
1.5 Date for Any Action 8
1.6 Meanings 8
1.7 Knowledge 9

ARTICLE 2 THE AMALGAMATION **9**

2.1 Implementation Steps 9
2.2 Securities Compliance 9
2.3 Preparation of Filings 10
2.4 Filing of Articles of Amalgamation 11
2.5 Effect of the Amalgamation 11
2.6 Amalgamated Corporation 12
2.7 Authorized Capital and Stated Capital 13
2.8 Publicity 13

ARTICLE 3 CERTIFICATES **13**

3.1 Certificates; Lost Certificates 13

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ABSOLUT **14**

4.1 Organization and Qualification 14
4.2 Capitalization 14
4.3 Authority Relative to this Agreement 15
4.4 Litigation, etc. 15
4.5 Financial Statements 16
4.6 No Undisclosed Liability 16
4.7 Absence of Changes 16
4.8 No Default 17
4.9 Permits 17
4.10 Employment Matters 18
4.11 Environmental Matters 18
4.12 Tax Matters 19
4.13 Contracts 20
4.14 Solvency 20
4.15 Non-Arm's Length Transactions 20
4.16 Insurance 21
4.17 Corporate Records 21

4.18	Title to Absolut Assets	22
4.19	Mineral Rights	22
4.20	Compliance with Laws	22
4.21	Securities Laws	23
4.22	Shareholders' Agreements, etc.	23
4.23	Public Disclosure	23
4.24	No Bankruptcy	23
4.25	No Broker's Commission	23
4.26	Survival of Representations and Warranties	23

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF AQUILINE 24

5.1	Organization and Qualification	24
5.2	Subsidiaries	24
5.3	Capitalization	24
5.4	Authority Relative to this Agreement	25
5.5	Litigation, etc.	26
5.6	Financial Statements	26
5.7	No Undisclosed Liability	26
5.8	No Default	27
5.9	Permits	28
5.10	Employment Matters	28
5.11	Environmental Matters	28
5.12	Tax Matters	29
5.13	Contracts	30
5.14	Corporate Records	31
5.15	Title to Aquiline Assets	31
5.16	Mineral Rights	31
5.17	Solvency	32
5.18	Non-Arm's Length Transactions	32
5.19	Insurance	33
5.20	Governmental Approvals	33
5.21	Compliance with Laws	33
5.22	Public Disclosure	33
5.23	No Bankruptcy	33
5.24	Securities Laws and Stock Exchanges	34
5.25	Aquiline Shares	34
5.26	No Broker's Fee	34
5.27	Survival of Representations and Warranties	34

ARTICLE 6 COVENANTS AND AGREEMENTS 35

6.1	Mutual Covenants	35
6.2	Covenants of Aquiline	39
6.3	Covenants of Absolut	41
6.4	Additional Agreements	43
6.5	Closing Matters	45

ARTICLE 7 CONDITIONS **45**

7.1 Mutual Conditions Precedent 45
7.2 Additional Conditions Precedent to the Obligations of Absolut 46
7.3 Additional Conditions Precedent to the Obligations of Aquiline and Aquiline Sub 49
7.4 Merger of Conditions 51

ARTICLE 8 AMENDMENT AND TERMINATION **51**

8.1 Amendment 51
8.2 Termination 51
8.3 Effect of Termination 53

ARTICLE 9 GENERAL **53**

9.1 Investigation 53
9.2 Notices 53
9.3 Assets and Liabilities 54
9.4 Assignment 55
9.5 Binding Effect 55
9.6 Third Party Beneficiaries 55
9.7 Waiver and Modification 55
9.8 No Personal Liability 55
9.9 Further Assurances 56
9.10 Expenses 56
9.11 Governing Law; Consent to Jurisdiction 56
9.12 Entire Agreement 56
9.13 Time of Essence 56
9.14 Severability 56
9.15 Injunctive Relief 56
9.16 Execution 57
9.17 Fax or Electronic Delivery 57

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

"**5 Day VWAP**" means the 5 day volume weighted average trading price of the Absolut Shares or Aquiline Shares, as the case may be, calculated by dividing the total value by the total volume of securities traded for the 5 trading days immediately preceding the Meeting Date;

"**Absolut Amalgamation Resolution**" means the resolution of shareholders of Absolut approving the Amalgamation;

"**Absolut Assets**" means the material property and assets of Absolut as a going concern, of every kind and description and wheresoever situated;

"**Absolut Disclosure Letter**" means that letter delivered to Aquiline by Absolut upon execution of this Agreement providing certain disclosure required by this Agreement;

"**Absolut Documents**" has the meaning ascribed to such term in Section 4.23;

"**Absolut Entities**" means, collectively, Absolut and Absolut Subsidiary;

"**Absolut Financial Statements**" has the meaning ascribed to such term in Section 4.5;

"**Absolut Information**" has the meaning ascribed to that term in Section 6.2(a);

"**Absolut Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Holders of Absolut Shares to be held to consider and, if deemed advisable, to approve the Absolut Amalgamation Resolution and such other matters as may properly come before the meeting;

"**Absolut Mineral Properties**" means all of the material mining interests of the Absolut Entities, as more particularly described in the Absolut Disclosure Letter;

"**Absolut Options**" means Absolut's outstanding incentive stock options to purchase Absolut Shares;

"**Absolut Property Agreements**" means the material property agreements pertaining to the Absolut Mineral Properties, as more particularly described in the Absolut Disclosure Letter;

"**Absolut Securities**" means Absolut Shares, Absolut Options and Absolut Warrants;

"**Absolut Shares**" means the common shares in the capital of Absolut;

"Absolut Subsidiary" means Minera Calipuy SAC, a subsidiary of Absolut and a corporation incorporated under the laws of Peru;

"Absolut Subsidiary Shares" means shares in the capital of Absolut Subsidiary;

"Absolut Warrants" means Absolut's outstanding share purchase warrants to purchase Absolut Shares;

"Acquisition Proposal" means, in respect of Absolut, Absolut Subsidiary, Aquiline or Aquiline Sub any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale, license, lease or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Absolut Subsidiary, Aquiline or Aquiline Sub or would or could, in any case, result in the sale, license, lease or other disposition of all or substantially all of the assets of Absolut, Absolut Subsidiary, Aquiline or Aquiline Sub;

"affiliate" has the meaning ascribed to such term under the *Securities Act* (Ontario);

"Agreement", "this Agreement", "herein", "hereto", "hereof" and similar expressions refer to this Amalgamation Agreement, as the same may be amended or supplemented from time to time and, where applicable, the Absolut Disclosure Letter and Aquiline Disclosure Letter;

"Amalco" means the corporation resulting from the Amalgamation upon the Effective Date;

"Amalco Shares" means common shares in the capital of Amalco;

"Amalgamation" means the amalgamation of Absolut and Aquiline Sub pursuant to the provisions of the YBCA as provided for in this Agreement;

"Aquiline Assets" means the material property and assets of the Aquiline Entities, of every kind and description and wheresoever situated;

"Aquiline Disclosure Letter" means that letter delivered to Absolut by Aquiline upon execution of this Agreement providing certain disclosure required by this Agreement;

"Aquiline Documents" has the meaning ascribed to that term in Section 5.22;

"Aquiline Entities" means, collectively, Aquiline, Aquiline Sub and Minera Aquiline;

"Aquiline Information" has the meaning ascribed to that term in Section 6.3(e);

"**Aquiline Mineral Properties**" means all of the material mining interests of the Aquiline Entities, as more particularly described in the Aquiline Disclosure Letter;

"**Aquiline Options**" means incentive stock options to purchase Aquiline Shares;

"**Aquiline Property Agreements**" means the material property agreements pertaining to the Aquiline Mineral Properties, as more particularly described in the Aquiline Disclosure Letter;

"**Aquiline Securities**" means the Aquiline Shares, the Aquiline Warrants, the Aquiline Options and the Replacement Options;

"**Aquiline Shares**" means the common shares in the capital of Aquiline;

"**Aquiline Sub Shares**" means common shares in the capital of Aquiline Sub;

"**Aquiline Warrants**" means share purchase warrants to purchase Aquiline Shares;

"**Articles of Amalgamation**" means the articles of amalgamation in respect of the Amalgamation, in the form required by the YBCA, to be filed with the Director under the YBCA;

"**Business Day**" means a day on which commercial banks are generally open for business in Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Toronto, Ontario under the Laws of the Province of Ontario or the federal Laws of Canada;

"**Certificate**" means the certificate of Amalgamation to be issued by the Director on the Effective Date under the YBCA giving effect to the Amalgamation;

"**Charter Documents**" means, as applicable, the articles and by-laws, memorandum and articles of association or other similar constating documents of any body corporate;

"**Closing Date**" means 5 business days from the Meeting Date or such other date as may be agreed to by Absolut and Aquiline;

"**Closing Time**" means 9:00 a.m. (Toronto time) on the Closing Date;

"**Conditions Precedent**" means the conditions precedent in Article 7 of this Agreement;

"**Contract**" means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon a party or any of its Subsidiaries;

"**Director**" means the Director appointed pursuant to the provisions of the YBCA;

"**Effective Date**" means the date shown on the Certificate;

"**Environmental Law**" means any applicable international, federal, provincial, state, local or foreign law (including common law), statute, code, rule, regulation, treaty, ordinance, judgment, order, official directive or other legal requirement, guidelines, criteria or standards relating to the protection of occupational health or safety or the environment, including natural resources and the protection thereof and other similar guidelines, criteria and standards of Governmental Entities;

"**Environmental Permits**" means all permits, authorizations, consents and approvals required by Environmental Laws for the continued operation of the respective businesses of each party and each of its Subsidiaries as currently conducted or as proposed to be conducted;

"**Exchange Ratio**" means an exchange ratio of 10 Absolut Shares for each 1 Aquiline Share, subject to adjustment if, on the date of the Meeting, the Exchange Ratio calculated with reference to the 5 Day VWAP of Aquiline and Absolut is not 10:1, in which case the Exchange Ratio shall be adjusted upwards or downwards proportionately to reflect the ratio obtained by dividing the 5 Day VWAP of Aquiline into the 5 Day VWAP of Absolut, provided that the adjustment shall not result in an Exchange Ratio of greater than 11:1 or less than 9:1;

"**Existing Credit Facilities**" means the loan or credit facilities of Absolut provided by Royal Bank of Canada, as the same may be amended from time to time;

"**GAAP**" means generally accepted accounting principles as set out in the handbook published by the Canadian Institute of Chartered Accountants, consistently applied;

"**Governmental Entity**" means any government, parliament, legislature, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, court or other law, rule or regulation-making entity having jurisdiction or exercising executive, legislative, judicial, regulatory or administrative powers on behalf of any federation or nation, or any province, territory, state or other subdivision thereof or any municipality, district or other subdivision thereof;

"**Governmental Order**" means any order, writ, ruling, judgment, injunction, decree, stipulation, determination, award, directive or citation entered by or with any Governmental Entity;

"**Hazardous Materials**" means any chemicals, materials, substances or wastes in any amount or concentration which are defined as or included in the definition of "hazardous substances," "hazardous materials," "hazardous wastes," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "pollutants," "regulated substances" or "contaminants" or words of similar import, under any Environmental Law, including petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, lead or lead-containing materials and polychlorinated biphenyls;

"**Holder**" when used with reference to Amalco, Aquiline, Aquiline Sub or Absolut, means a holder of any class of outstanding or issued securities of Amalco, Aquiline, Aquiline Sub or Absolut, as applicable, shown from time to time in the register maintained by or on behalf of Amalco, Aquiline, Aquiline Sub or Absolut, as applicable, in respect of such securities;

"**Information Circular**" means the management information circular of Absolut, including the schedules appended thereto, sent to Holders of Absolut Shares in connection with the Meeting.

"**Laws**" means all statutes, codes, ordinances, regulations, statutory rules, published policies, published guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws, and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities (all references herein to a specific statute being deemed to include all applicable rules, regulations, rulings, orders and forms made or promulgated under such statute and the published policies and published guidelines of the Governmental Entities administering such statute) and shall include the published rules and policies of the TSX and the TSXV;

"**Lien**" means (i) any right of set-off intended to secure the payment or performance of an obligation, (ii) any interest in property created by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, title retention, capital lease or discount, factoring or securitization arrangement on recourse terms, (iii) any statutory deemed trust or lien, (iv) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (v) any agreement to grant any of the rights or interests described in clauses (i) to (iv) of this definition;

"**Material Adverse Effect**" means, when used in connection with Aquiline, Aquiline Sub or Absolut, as applicable, any event, condition or change which individually or in the aggregate constitutes, or could reasonably be expected to have, a material and adverse effect on their respective business assets, liabilities, condition (financial or otherwise) or results of operations on a consolidated basis; provided, however, that the determination of whether a Material Adverse Effect has occurred shall be made ignoring any event, change, fact or effect resulting from: (i) any change in GAAP or Laws or interpretation thereof; (ii) any generally applicable change or development in economic, regulatory, business or financial market conditions; (iii) any acts of terrorism or war; (iv) the execution or announcement of this Agreement; (v) in respect of Aquiline, any breach of this Agreement by Absolut; and (vi) in respect of Absolut, any breach of this Agreement by Aquiline or Aquiline Sub;

"**Material Contracts**" means all Contracts or other obligations or rights (and all amendments, modifications and supplements thereto and all side letters to which any party or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which Absolut or Aquiline or any Subsidiary is a party or by which any of their respective properties or assets are bound that are material to the business, properties or assets of Absolut or Aquiline or any Subsidiary, as applicable, taken as a whole, including to the extent any of the following are material to the business, properties or assets of a party or any of its Subsidiaries, taken as a whole, all: (i) Absolut Property Agreements and Aquiline Property Agreements (as applicable); (ii) all employment, severance, personal services, consulting, non-competition or indemnification Contracts (including any Contract to which a party or any of its Subsidiaries is a party involving employees); (iii) Contracts granting a right of first refusal or first negotiation; (iv) partnership or joint venture agreements; (v) Contracts for the acquisition, sale or lease of material properties or assets of a party or any of its Subsidiaries (by purchase or sale of assets or stock or otherwise); (vi) Contracts with any Governmental Entity; (vii) loan or credit agreements, mortgages, indentures or other Contracts or instruments evidencing indebtedness for borrowed money by a party or any of its Subsidiaries or any such agreement pursuant to which indebtedness for borrowed money may be incurred; (viii) Contracts that purport to limit, curtail or restrict the ability of a party or its Subsidiaries to compete in any geographic area or line of business; (ix) commitments and agreements to enter into any of the foregoing; and (x) all contracts that provide for annual payments to or from Absolut or Aquiline or any Subsidiary thereof in excess of $100,000 per annum;

"**material fact**" has the meaning ascribed thereto under the *Securities Act* (Ontario);

"**Meeting Date**" means the date of the Absolut Meeting;

"**Minera Aquiline**" means Minera Aquiline Argentina S.A., a subsidiary of Aquiline incorporated under the laws of Argentina;

"**misrepresentation**" has the meaning ascribed thereto under the *Securities Act* (Ontario);

"**notice**" has the meaning set forth in Section 9.2 hereof;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Permits**" means in respect of a party, all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of the respective businesses of the party or any of its Subsidiaries;

"**Permitted Liens**" means: (a) Liens registered in respect of Existing Credit Facilities; (b) Liens for current Taxes or other governmental charges not yet due and payable or delinquent, the amount or validity of which is being contested in good faith by appropriate proceedings or which may thereafter be paid without penalty or such imperfections of title, easements, encumbrances and mortgages; or (c) other Liens, if any, as are not material (alone or in the aggregate) in character, amount or extent and do not materially detract from the value, or materially interfere with the present use, of any property subject thereto or affected thereby;

"**Person**" means and includes an individual, firm, sole proprietorship, partnership, joint venture, venture capital or hedge fund, association, unincorporated association, unincorporated syndicate, unincorporated organization, estate, group, trust, body corporate (including a limited liability company and an unlimited liability company), a trustee, executor, administrator or other legal representative, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Predecessor Corp**" has the meaning ascribed to that term in Section 2.5(a);

"**Regulatory Approvals**" means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, the TSX and the TSXV required or necessary for the completion of the Amalgamation provided for in this Agreement;

"**Replacement Options**" means those Aquiline Options issuable pursuant to Section 2.5(b) as replacements for Absolut Options;

"**Representatives**" has the meaning set forth in Section 6.4;

"**Securities Authorities**" means the TSX, the TSXV and any applicable securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and, if applicable, in the United States and each of the states thereof;

"**Subsidiary**" means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

"**Superior Proposal**" means an Acquisition Proposal in respect of either (i) Absolut or Absolut Subsidiary if such Acquisition Proposal is not conditional on obtaining financing and the directors of Absolut have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Absolut) from, as appropriate, the financial, legal and other advisors to Absolut to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) provides consideration to Holders of Absolut Shares that is, on the basis of an opinion of an independent financial advisor, more favourable from a financial point of view than the transactions contemplated by the Amalgamation Agreement (after taking into account any modifications to this Agreement proposed by Aquiline); and (b) is reasonably capable of being completed prior to the Meeting Date;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended;

"**Tax Returns**" means all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

"**Tax**" or "**Taxes**" means all present and future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Entity in the nature of a tax, any interest, additions to tax and penalties applicable thereto;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**YBCA**" means the *Business Corporations Act* (Yukon), as amended; and

"**1933 Act**" means the *Securities Act of 1933*, as amended, of the United States of America.

1.2 Currency

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected By Headings

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to sections and articles refer to sections and articles of this Agreement unless otherwise stated. Unless the context otherwise requires, the terms used herein beginning with initial capitals shall have the respective meanings specified or referred to herein, and all grammatical variations of such terms shall have corresponding meanings.

1.4 Number and Gender

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Meanings

Unless otherwise specifically indicated or the context otherwise requires, "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.7 Knowledge

Where any matter is stated to be "to the knowledge" or "to the best of the knowledge" of Absolut or words to like effect in this Agreement, such shall mean the actual knowledge of the President of Absolut.

Where any matter is stated to be "to the knowledge" or "to the best of the knowledge" of Aquiline or words to like effect in this Agreement, such shall mean the actual knowledge of the President of Aquiline.

ARTICLE 2
THE AMALGAMATION

2.1 Implementation Steps

(a) Absolut covenants in favour of Aquiline that Absolut shall use its commercially reasonable efforts to lawfully convene and hold the Absolut Meeting for the purpose of considering the Absolut Amalgamation Resolution and such other matters as may properly come before the Absolut Meeting. Absolut will hold such meeting as soon as reasonably practicable and, in any event, will use commercially reasonable efforts to ensure such meeting take place no later than March 5, 2008, subject to adjournments or postponements, as may be agreed to by Absolut and Aquiline. In the event of any adjournment or postponement of the Absolut Meeting, Absolut shall reconvene and hold the Absolut Meeting as soon as reasonably practicable thereafter.

(b) Aquiline, in its capacity as the sole shareholder of Aquiline Sub, and Aquiline Sub hereby jointly and severally covenant in favour of Absolut that they shall take all necessary corporate action to duly approve the Amalgamation as soon as reasonably practicable and, in any event, no later than March 5, 2008, or such other date as may be agreed to by Aquiline and Absolut.

(c) Each of Absolut, Aquiline Sub and Aquiline covenant to each other to use their commercially reasonable efforts to perform their respective obligations under this Agreement.

2.2 Securities Compliance

Aquiline shall use commercially reasonable efforts to obtain all consents, approvals and orders required from the applicable Governmental Entities and the TSX to permit the issuance of the Aquiline Securities issuable pursuant to the Amalgamation without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction other than any filings required by the TSX.

2.3 Preparation of Filings

(a) Aquiline and Absolut shall co-operate in:

(i) the preparation of any application for any orders or documents reasonably deemed by Aquiline or Absolut to be necessary to discharge their respective obligations under Canadian and United States federal, provincial, territorial or state Laws in connection with the Amalgamation;

(ii) the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the Aquiline Securities and, as applicable, any securities issuable upon the exercise thereof; provided, however, that with respect to the United States "blue sky laws" and Canadian provincial qualifications neither Absolut nor Aquiline shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the issuance of Aquiline Securities issuable in connection with the Amalgamation; and

(iii) the taking of all such action as may be required under the YBCA or other applicable corporate laws in connection with the Amalgamation.

(b) Each of Aquiline and Absolut shall promptly notify the other if at any time before the Effective Date it becomes aware that the Information Circular or an application for a consent, approval or order described in Section 2.2, if any, contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Information Circular or such application. In any such event, Absolut and Aquiline shall co-operate in the preparation of a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be filed with the relevant regulatory authorities.

(c) Subject to Absolut and Aquiline complying with Section 2.3(b), Aquiline and Absolut shall ensure that the Information Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Information Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made provided that no party shall be liable for the information of another resulting from non-compliance with Section 2.3(b).

2.4 Filing of Articles of Amalgamation

Subject to the rights of termination contained in Article 8 hereof, upon satisfaction and/or waiver of all Conditions Precedent, Aquiline Sub and Absolut shall jointly file with the Director the Articles of Amalgamation and such other documents as are required to be filed under the YBCA for acceptance by the Director to give effect to the Amalgamation pursuant to provisions of the YBCA.

2.5 Effect of the Amalgamation

On the Effective Date, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) Aquiline Sub and Absolut shall amalgamate to form Amalco and shall continue as one company under the YBCA in the manner set out in Section (c) hereof and with the effect set out in Section 185 of the YBCA. For greater certainty, (i) all of the property (except amounts receivable from Absolut or Aquiline Sub (each a "**Predecessor Corp**") or shares of the capital stock of a Predecessor Corp) of the Predecessor Corps immediately before the Amalgamation become property of Amalco by virtue of the Amalgamation; (ii) all of the liabilities (except amounts payable to either Predecessor Corp) of the Predecessor Corps immediately before the Amalgamation become liabilities of Amalco by virtue of the Amalgamation; and (iii) all of the shareholders (except any Predecessor Corp) who owned shares of the capital stock of a Predecessor Corp immediately before the Amalgamation, receive shares of the capital stock of Amalco or Aquiline pursuant to the Amalgamation.

(b) Immediately upon the amalgamation of Aquiline Sub and Absolut to form Amalco as set forth in Section 2.5(a):

(i) all Absolut Shares outstanding immediately before the Effective Date shall be exchanged for Aquiline Shares in accordance with the Exchange Ratio;

(ii) all Absolut Warrants outstanding immediately before the Effective Date shall be exchanged for Aquiline Warrants in accordance with the Exchange Ratio and the terms of the Aquiline Warrants issued in connection herewith shall have equivalent terms to the Absolut Warrants that were exchanged;

(iii) Replacement Options will be issued in accordance with the Exchange Ratio to the Holders of Absolut Options set out in the Absolut Disclosure Letter in exchange for the cancellation of such Absolut Options. Notwithstanding the foregoing, the number of Replacement Options issued to the Holders of Absolut Options in exchange for their Absolut Options shall be adjusted, if required, to reflect the fair value of the Absolut Options on the Effective Date;

(iv) each Aquiline Sub Share outstanding immediately before the Effective Date shall be exchanged for one Amalco Share; and

(v) upon receipt of all required lender and other approvals and consents, the outstanding third-party indebtedness of Absolut shall be assumed, directly or indirectly, by Aquiline,

provided that none of the foregoing in this Section 2.5 shall occur or shall be deemed to occur unless all of the foregoing in this Section 2.5 occurs.

(c) No fractional Aquiline Securities shall be issued by Aquiline pursuant to this Agreement. Any exchange that results in less than a whole number of Aquiline Shares, Aquiline Warrants or Aquiline Options, as the case may be, shall be rounded up or down to the nearest whole number.

2.6 Amalgamated Corporation

Unless and until otherwise determined in the manner required by law, by Amalco or by its directors or the Holder or Holders of the Amalco Shares, the following provisions shall apply:

(a) *Name.* The name of Amalco shall be "Absolut Resources Inc.".

(b) *Registered Office.* The municipality where the registered office of Amalco shall be located is Whitehorse, Yukon Territory. The address of the registered office of Amalco shall be 204 Black Street, Suite 300, Whitehorse, Yukon Y1A 2M9.

(c) *Business and Powers.* There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.

(d) *Authorized Share Capital.* Amalco shall be authorized to issue an unlimited number of Amalco Shares.

(e) *Share Restrictions.* Securities of Amalco may not be transferred without the prior written consent of the directors of Amalco.

(f) *Number of Directors.* The number of directors of Amalco shall be not less than 1 and not more than 10 as the shareholder(s) of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the director(s) of Amalco may from time to time determine;

(g) *Initial Director(s).* The initial director(s) of Amalco shall be as follows:

Marc Henderson

Martin Walter

(h) *Articles.* The articles of Amalco shall be substantially in the form of the articles of Absolut, with such amendments thereto as may be necessary to give effect to this Agreement.

(i) *By-laws.* The by-laws of Amalco, until repealed, amended or altered, shall be in the form of the by-laws of Absolut with such amendments thereto as may be necessary to give effect to this Agreement.

(j) *Auditors.* The auditors of Amalco, until the first annual general meeting of shareholders of Amalco, shall be Moore Stephens Cooper Molyneux LLP, unless and until such auditors resign or are removed in accordance with the provisions of the YBCA.

2.7 Authorized Capital and Stated Capital

The authorized capital of Amalco will consist of an unlimited number of common shares without nominal or par value. The stated capital of the Amalco Shares shall be $100.00.

2.8 Publicity

Except as required by applicable Law, neither Absolut nor Aquiline shall make any public announcement or statement with respect to this Agreement, or the Amalgamation, without giving notice of such announcement or statement to all of the other Parties, consulting all of the other Parties with respect to its form and content, and obtaining the consent of all of the other Parties, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, upon notice to the other parties the disclosing party shall have the right to make the announcement or statement without the consent of the other parties if the disclosing party has been advised by its legal counsel that the information must be disclosed immediately under applicable Law or that changes to the proposed disclosure suggested by any other party would make the disclosure misleading or otherwise not responsive to applicable Law. As used in this Section 2.8, a public announcement or statement includes a filing with a Governmental Entity. The Parties agree to issue jointly a news release with respect to this Agreement as soon as practicable following the execution of this Agreement. Absolut and Aquiline also agree to consult with each other in preparing and making any filings and communications in connection with any appropriate Regulatory Approvals in connection herewith.

ARTICLE 3
CERTIFICATES

3.1 Certificates; Lost Certificates

Following the Effective Date, Aquiline shall issue or cause to be issued certificates representing the Aquiline Shares and the Aquiline Warrants issued in exchange for the Absolut Shares and Absolut Warrants, respectively, outstanding immediately before the Effective Date that were exchanged for Aquiline Shares and Aquiline Warrants pursuant to Section 2.5. Such certificates will be registered in the name of the Holders of Absolut Shares and Absolut Warrants, as applicable. In the event any certificates representing, immediately prior to the

Effective Date, outstanding Absolut Shares and Absolut Warrants exchanged pursuant to Section 2.5 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder thereof claiming such certificate to be lost, stolen or destroyed and such other documents as may reasonably be required, Aquiline shall issue or cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing the applicable Aquiline Securities deliverable in accordance with Section 2.5. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Holder to whom certificates representing the applicable Aquiline Securities are to be issued shall, as a condition precedent to the issuance thereof, indemnify Aquiline in a manner satisfactory to Aquiline against any claim that may be made against Aquiline with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ABSOLUT

Absolut hereby represents and warrants to Aquiline as follows (and acknowledges that Aquiline is relying upon these representations and warranties in connection with the entering into of this Agreement):

4.1 Organization and Qualification

(a) Absolut has been duly continued and is validly existing as a corporation under the YBCA. Absolut is duly qualified to carry on its business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

(b) Absolut Subsidiary has been duly incorporated and organized, and is validly existing as a corporation, under applicable Peruvian law. Absolut Subsidiary is duly qualified to carry on its business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

4.2 Capitalization

(a) Absolut is authorized to issue an unlimited number of Absolut Shares without nominal or par value, and an unlimited number of preferred shares of which, as at the date hereof, 28,795,247 Absolut Shares and no preferred shares are issued and outstanding as fully paid and non-assessable. There are Absolut Warrants to purchase 3,080,000 Absolut Shares and Absolut Options to purchase 2,270,000 Absolut Shares outstanding as at the date hereof.

(b) Absolut Subsidiary is authorized to issue an unlimited number of Absolut Subsidiary Shares with S/1.00 par value of which, as at the date hereof, 1,934,644 Absolut Subsidiary Shares are issued and outstanding as fully paid and non-assessable.

(c) Absolut is the registered and beneficial holder of 1,934,600 Absolut Subsidiary Shares representing 99.99% of the issued and outstanding Absolut Subsidiary

Shares as at the date hereof, which Absolut Subsidiary Shares are held by Absolut free and clear of all liens, mortgages, charges, pledges, security interests, demands, adverse claims, rights or any other encumbrances whatsoever other than Permitted Liens, and no Person has or at the Effective Date will have any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any Absolut Subsidiary Shares or any interest therein, issued or otherwise, from Absolut.

4.3 Authority Relative to this Agreement

Absolut has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Absolut and the consummation by it of the Amalgamation in accordance with this Agreement have been duly authorized by the board of directors of Absolut and, other than the approval of the Holders of Absolut Shares at the Absolut Meeting, no other corporate proceedings on the part of Absolut are necessary to authorize this Agreement and the Amalgamation. This Agreement has been duly executed and delivered by Absolut and constitutes a valid and binding obligation of Absolut, enforceable by Aquiline against Absolut in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity. The execution and delivery by Absolut of this Agreement and performance by it of its obligations hereunder will not:

(a) result in a violation or breach of any provision of:

(i) its constating documents or by-laws;

(ii) any Material Contract, licence or Permit to which it is a party or by which it is bound; or

(iii) any Law or any rules, policies or directions issued by any Governmental Entity to which it is subject or by which it is bound;

(b) result in the imposition of any Lien upon any assets of Absolut, other than where such Lien does not constitute a Material Adverse Effect.

Other than the Regulatory Approvals set forth in the Information Circular and other than in compliance with the provisions of applicable Laws, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the performance by Absolut of its obligations under this Agreement, including consummation of the Amalgamation.

4.4 Litigation, etc.

There is no claim, action, proceeding or investigation pending or, to the knowledge of Absolut, threatened against or relating to the Absolut Entities or affecting their properties or assets or to the knowledge of Absolut, matters under discussion with any Person, that would constitute a Material Adverse Effect or prevent or materially delay consummation of the Amalgamation, nor is Absolut aware of any basis for any such claim, action, proceeding or investigation. Absolut is not subject to any outstanding order, writ, injunction or decree that constitutes a Material Adverse Effect or would prevent or materially delay consummation of the Amalgamation.

4.5 Financial Statements

The audited financial statements of Absolut for the year ended December 31, 2006 and the unaudited interim financial statements of Absolut for the period ended September 30, 2007 (collectively, the "**Absolut Financial Statements**"), including all related notes and schedules have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present (i) the financial position of Absolut, on a consolidated basis, as of the dates thereof, and (ii) its results of operations, cash flows and changes in shareholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since December 31, 2006, there has not been any material change, or any application or request for any material change, by Absolut in accounting principles, methods or policies for financial accounting purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

4.6 No Undisclosed Liability

(a) Except as disclosed in the Absolut Financial Statements and liabilities incurred in the ordinary course of business, Absolut does not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or, to its knowledge, unasserted, whether or not required by GAAP to be reflected in, reserved against or otherwise described in the consolidated balance sheet of Absolut (including the notes thereto), which constitute a Material Adverse Effect.

(b) Except as disclosed in the Absolut Financial Statements, there are no related-party transactions or off-balance sheet structures or transactions with respect to Absolut and there will be no such structures or transactions in place immediately before or immediately after the Effective Date.

4.7 Absence of Changes

Since December 31, 2006,

(a) Absolut's business has been carried on only in the ordinary and usual course consistent with past practice, and Absolut has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that constitute, individually or in the aggregate, a Material Adverse Effect.

(b) There have been no events, changes or effects which constitute a Material Adverse Effect.

(c) Absolut has not declared or paid any dividends or made any distributions of its properties or assets nor disposed of any of its properties or assets nor incurred any material indebtedness.

(d) Other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Absolut or Absolut Subsidiary to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Absolut Options) made to, for or with any of such directors or officers.

(e) Absolut has not effected any material change in its accounting methods, principles or practices.

(f) Absolut has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(g) Absolut has had no material write-off as uncollectable of any accounts or notes receivable or any portion thereof.

4.8 No Default

(a) The Absolut Entities are not in violation of any term of (a) their constating documents, by-laws or other organizational documents, (b) any Material Contract or other instrument or obligation or (c) any Law applicable to the Absolut Entities or any of their properties or assets, the consequence of which violation does or would reasonably be expected to (i) constitute a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by Absolut.

(b) Each of the agreements referred to in the Absolut Disclosure Letter is a legal, valid and binding obligation of Absolut and/or Absolut Subsidiary, as the case may be, and Absolut and/or Absolut Subsidiary, as the case may be, are entitled to all the benefits thereunder. The Absolut Entities have fulfilled all obligations required to the date hereof related thereto and are not in default of any of the terms and conditions set forth therein.

4.9 Permits

The Absolut Entities hold all Permits necessary for the conduct of their business, except where the failure to hold such Permits does not constitute a Material Adverse Effect. Each of the Absolut Entities are in compliance with the terms of all such Permits, except where the failure to so comply does not constitute a Material Adverse Effect. The business of Absolut is not being conducted in violation of any applicable Law. No investigation or review by any Governmental

Entity with respect to either Absolut or Absolut Subsidiary is pending or threatened, nor, to the knowledge of Absolut, has any Governmental Entity indicated an intention to conduct the same.

4.10 Employment Matters

(a) The Absolut Entities are in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b) No employee has made any claim or, to the knowledge of Absolut, has any basis for any action or proceeding against Absolut or Absolut Subsidiary, arising out of any statute, ordinance or regulation relating to discrimination in employment or employment practices, harassment, occupational health and safety standards or worker's compensation.

(c) All employees and former employees of Absolut and the Absolut Subsidiary have been, or will have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of Absolut and Absolut Subsidiary under any employment or labour practices and policies.

(d) Neither Absolut nor Absolut Subsidiary (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Absolut, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Absolut, pending or threatened strike or lockout.

4.11 Environmental Matters

(a) The Absolut Entities have obtained and possess all Environmental Permits.

(b) The property, assets and operations of each of the Absolut Entities have been and are in compliance with all Environmental Laws and Environmental Permits.

(c) There are no claims or proceedings pending or, to the knowledge of Absolut, threatened against Absolut or Absolut Subsidiary or any of the properties, assets or operations thereof, or which may otherwise materially adversely affect Absolut or Absolut Subsidiary, relating to or alleging the violation of or non-compliance with Environmental Laws by Absolut or Absolut Subsidiary or releases of Hazardous Materials by Absolut or Absolut Subsidiary, and, to the knowledge of Absolut, neither Absolut, nor Absolut Subsidiary, nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Hazardous Substance into the environment.

(d) Neither Absolut nor Absolut Subsidiary is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment and does not have any liability (whether contingent or otherwise) with respect to non-compliance with Environmental Law.

(e) There have been no health or safety occurrences affecting the business of Absolut or Absolut Subsidiary of a nature or type, including without limitation, the presence of any Hazardous Materials or any long term occupational illness in the work place or among any of the employees, which resulted in an action or claim against Absolut or Absolut Subsidiary by any of their employees, former employees or their respective dependants, heirs or legal personal representatives or under any applicable insurance programs, workers' compensation laws or other environmental requirements.

4.12 Tax Matters

(a) The Absolut Entities have, in a timely manner, filed all federal income Tax Returns and all other Tax Returns required to be filed by each of them. All such Tax Returns are true, complete and correct in all material respects. Each of the Absolut Entities have paid, when due, all Taxes due and payable by them on or before the date hereof, other than Taxes that are being contested in good faith and in respect of which an adequate reserve has been provided in the Absolut Financial Statements. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Absolut Entities. The Absolut Entities have, in a timely manner, deducted, withheld and collected all Taxes that they are required to deduct, withhold or collect and have remitted when due all such Taxes to the appropriate Governmental Entities.

(b) The Absolut Financial Statements reflect an adequate reserve for all Taxes payable for all taxable periods and portions thereof through the date of such financial statements. Absolut has claimed an adequate reserve in its books and records for all Taxes not yet due and payable, or that a Governmental Entity could assert are payable in respect of any taxable period, whether ending before or after the date hereof.

(c) No material reassessments in respect of any Taxes have been proposed, asserted or assessed in writing against the Absolut Entities that have not been fully paid or adequately provided for in the appropriate financial statements of Absolut and there is no reasonable basis upon which any material reassessments could be made in respect of past taxation years of the Absolut Entities, no waivers of the time to assess any Taxes have been made or are pending, and no power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity. No material issues relating to Taxes have been raised in writing by the relevant Governmental Entity during any current or pending audit or examination or otherwise.

(d) The Absolut Entities are not parties to or bound by any Tax sharing agreement, Tax indemnity obligation or Tax transfer agreement.

4.13 Contracts

(a) The Absolut Disclosure Letter contains a list of all Material Contracts to which the Absolut Entities are parties. Each of the Material Contracts listed in the Absolut Disclosure Letter constitutes a valid and legally binding obligation of Absolut and/or Absolut Subsidiary, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). There is no default under any Material Contract by either Absolut or Absolut Subsidiary or, to the knowledge of Absolut, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Absolut or Absolut Subsidiary or any other party, in any such case in which such default or event constitutes a Material Adverse Effect. No party to any such Material Contract has given written notice to Absolut or Absolut Subsidiary or made a claim against Absolut or Absolut Subsidiary with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect.

(b) There is no arrangement (contractual or otherwise) between Absolut or Absolut Subsidiary and any Person which will or may be, terminated or, to the knowledge of Absolut, prejudicially affected as a result of the Amalgamation;

(c) Except as described in the Absolut Disclosure Letter, there are no waivers, consents, notices or approvals required to complete the Amalgamation except as have already been provided or obtained.

4.14 Solvency

Absolut represents and warrants that it is able, as of the date hereof, and will be able at any time after the date hereof up to and including the Effective Date, to make the statutory declaration required by Section 187(2) of the YBCA.

4.15 Non-Arm's Length Transactions

Neither Absolut nor Absolut Subsidiary has made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm's length (within the meaning of the Tax Act) with Absolut or Absolut Subsidiary, except for usual employee reimbursements and compensation paid in the ordinary and normal course of business. Except for contracts of employment and except for inter-company obligations between Absolut and Absolut Subsidiary, neither Absolut nor Absolut

Subsidiary is a party to any contract with any employee, shareholder or any other person not dealing at arm's length (within the meaning of the Tax Act) with Absolut or Absolut Subsidiary. No officer, director or shareholder of Absolut or Absolut Subsidiary or any person not at arm's length (within the meaning of the Tax Act) to any of them and no person that is an affiliate or associate of one or more of such individuals:

(a) owns, directly or indirectly, in whole or in part, any property that is used in the operation of the business of Absolut; or

(b) has any cause of action or other claim whatsoever against, or owes any amount to, Absolut or Absolut Subsidiary except for liabilities reflected in the Absolut Financial Statements and claims in the ordinary and normal course of business, such as for accrued vacation pay and accrued benefits under any Absolut employee plan.

4.16 Insurance

Each of the Absolut Entities have their assets insured against loss or damages as is appropriate to their business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage is and will be continued in full force and effect up to and including the Effective Date, and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

4.17 Corporate Records

The corporate records and minute books of Absolut since the date of its continuance under the YBCA and the corporate records and minute books of Absolut Subsidiary as required to be maintained by them under the Laws of their respective jurisdiction are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Absolut or Absolut Subsidiary. The minute books of Absolut and Absolut Subsidiary contain accurate and complete copies of the constating documents of Absolut since the date of its continuance under the YBCA and Absolut Subsidiary, respectively, which documents include, without limitation, all articles of incorporation and any and all articles of amendment. There are no outstanding applications or filings which would alter in any way the constating documents or corporate status of Absolut and Absolut Subsidiary except for such as may be required to give effect to the matters disclosed in or contemplated by this Agreement. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors or shareholders of Absolut and Absolut Subsidiary that would have a Material Adverse Affect on Absolut and Absolut Subsidiary. Financial books and records and accounts of Absolut and Absolut Subsidiary in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Absolut and Absolut Subsidiary, (iii) accurately and fairly reflect the basis for the Absolut Financial Statements, and (iv) reflect all bonuses, commissions and other payments relating to each of the employees of Absolut and Absolut Subsidiary and that none of such payables are in arrears.

4.18 Title to Absolut Assets

Except for Permitted Liens and as set forth in the Absolut Disclosure Letter, the Absolut Entities have good and marketable title to the Absolut Assets (including the Absolut Mineral Properties) free and clear of any actual, pending or, to the knowledge of Absolut, threatened claims, Liens, charges, options, set-offs, encumbrances or security interests whatsoever, including, without limitation any action, proceeding or investigation affecting title to the Absolut Assets (including the Absolut Mineral Properties) before any Governmental Entity.

4.19 Mineral Rights

(a) The Absolut Entity indicated in the Absolut Disclosure Letter controls or has legal rights to the respective Absolut Mineral Property indicated in the Absolut Disclosure Letter, through mining tenements of various types and descriptions, and all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Absolut Entities and neither of the Absolut Entities are in material default of such rights, titles and interests. For greater certainty, the Absolut Entities have negotiated arrangements with landowners to secure all necessary surface rights, access rights and other necessary rights and interests relating to the Absolut Mineral Properties in order to permit the Absolut Entities the right and ability to access the Absolut Mineral Properties to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Absolut Entities. Each of the Absolut Property Agreements is currently in good standing in the name of Absolut and/or Absolut Subsidiary, as the case may be and there has been no default by Absolut or Absolut Subsidiary thereunder, or to the knowledge of Absolut, any other party.

(b) All exploration activities on the Absolut Mineral Properties have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect on any Absolut Entity.

4.20 Compliance with Laws

The Absolut Entities have complied in all material respects with all applicable federal, provincial, municipal or other Laws, regulations or orders of any government or Governmental Entity.

4.21 Securities Laws

No order preventing, ceasing or suspending trading in Absolut Securities has been instituted or, to the best of the knowledge of Absolut, is pending, contemplated or threatened. Absolut is a reporting issuer or its equivalent in Ontario, British Columbia, Alberta and Newfoundland and Absolut is in compliance in all material respects with its obligations as a reporting issuer.

4.22 Shareholders' Agreements, etc.

There are no shareholder agreements, voting trusts or other agreements or understandings to which either Absolut or Absolut Subsidiary is a party or to which it is bound relating to the voting, ownership or transfer of any securities issued by Absolut or Absolut Subsidiary.

4.23 Public Disclosure

Since December 31, 2006, Absolut has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this Subsection as the "**Absolut Documents**"). The Absolut Documents, at the time filed, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Absolut, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Absolut. Absolut has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

4.24 No Bankruptcy

No proceedings have been taken, are pending or authorized by Absolut or Absolut Subsidiary or by any other Person in respect of the bankruptcy, insolvency, liquidation or winding up of either Absolut or Absolut Subsidiary.

4.25 No Broker's Commission

Absolut has not entered into any agreement that would entitle any person to any valid claim against Absolut for a broker's commission, finder's fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement.

4.26 Survival of Representations, Warranties and Covenants

The representations and warranties of Absolut contained in this Agreement shall be true at the Closing Time as though they were made by Absolut at the Closing Time and the representations, warranties and covenants of Absolut contained in this Agreement shall survive the completion of the Amalgamation and remain in full force and effect for a period of

12 months following the Closing Time. Notwithstanding the foregoing, a claim for any breach of any of the representations, warranties and covenants contained in this Agreement involving gross negligence, fraud or a fraudulent misrepresentation by either Absolut or Absolut Subsidiary may be made at any time following the Effective Date against Absolut, as the case may be, subject only to applicable limitation periods imposed by law.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF AQUILINE

Aquiline and Aquiline Sub hereby jointly and severally represent and warrant to Absolut as follows (and acknowledge that Absolut is relying upon these representations and warranties in connection with the entering into of this Agreement and approving the Absolut Amalgamation Resolution, as applicable):

5.1 Organization and Qualification

Aquiline has been duly continued and is validly existing as a corporation under the OBCA. Aquiline is duly qualified to carry on its business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

5.2 Subsidiaries

(a) Aquiline has no material Subsidiaries other than Aquiline Sub and Minera Aquiline. Aquiline owns 100% of the outstanding capital stock of Aquiline Sub and 94.53% of the outstanding capital stock of Minera Aquiline. All of the outstanding capital stock of Aquiline Sub and Minera Aquiline directly or indirectly owned by Aquiline is held free and clear of any Lien.

(b) Each of Aquiline Sub and Minera Aquiline has been duly incorporated and organized, and is validly existing as a corporation, under the applicable Law of its jurisdiction. Each of Aquiline Sub and Minera Aquiline is duly qualified to carry on its business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

5.3 Capitalization

(a) Aquiline is authorized to issue an unlimited number of common shares without nominal or par value, of which, as at the date hereof, 56,535,779 common shares are issued and outstanding as fully paid and non-assessable. There are currently Aquiline Options to purchase 3,138,500 Aquiline Shares and no Aquiline Warrants issued and outstanding.

(b) Aquiline Sub is authorized to issue an unlimited number of Aquiline Sub Shares without nominal or par value of which, as at the date hereof, 100 Aquiline Sub Shares are issued and outstanding as fully paid and non-assessable.

(c) Minera Aquiline is authorized to issue an unlimited number of common shares in its capital of which, as at the date hereof, 67,735,017 common shares are issued and outstanding as fully paid and non-assessable.

(d) Aquiline is the registered and beneficial holder of all of the issued and outstanding shares of Aquiline Sub and 98.22% of the issued and outstanding shares of Minera Aquiline, the issued and outstanding shares of each of Aquiline Sub and Minera Aquiline are held free and clear of all liens, mortgages, charges, pledges, security interests, demands, adverse claims, rights or any other encumbrances whatsoever other than Permitted Liens, and no Person has or at the Effective Date will have any right, option, agreement or arrangement capable of becoming an agreement for the acquisition of any Aquiline Sub Shares or any common shares in the capital of Minera Aquiline or any interest therein, issued or otherwise, from Aquiline.

5.4 Authority Relative to this Agreement

Each of Aquiline and Aquiline Sub have the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of Aquiline and Aquiline Sub and the consummation by each of them of the Amalgamation under this Agreement have been duly authorized by the board of directors of Aquiline and Aquiline Sub and by Aquiline as the sole shareholder of Aquiline Sub, as applicable, and, other than as provided for in this Agreement, no other corporate proceedings on the part of Aquiline or Aquiline Sub are necessary to authorize this Agreement and the Amalgamation. This Agreement has been duly executed and delivered by each of Aquiline and Aquiline Sub and constitutes a valid and binding obligation of each of Aquiline and Aquiline Sub, enforceable by Absolut against Aquiline and Aquiline Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity. The execution and delivery by each of Aquiline and Aquiline Sub of this Agreement and performance by each of them of its obligations hereunder will not:

(a) result in a violation or breach of any provision of:

(i) its constating documents or by-laws;

(ii) any Material Contract or licence to which it is a party or by which it is bound; or

(iii) any Law or any rules, policies or directions issued by any Governmental Entity to which it is subject or by which it is bound;

(b) result in the imposition of any Lien upon any assets of Aquiline other than where such Lien does not constitute a Material Adverse Effect.

Other than the Regulatory Approvals set forth in the Information Circular and other than in connection with or in compliance with the provisions of applicable Laws, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the performance by Aquiline of its obligations under this Agreement, including consummation of the Amalgamation.

5.5 Litigation, etc.

There is no claim, action, proceeding or investigation pending or, to the knowledge of Aquiline, threatened against or relating to Aquiline, Aquiline Sub or Minera Aquiline or affecting any of their respective properties or assets, or, to the knowledge of Aquiline, matters under discussion with any Person, that, if adversely determined, would prevent or materially delay consummation of the Amalgamation, nor is Aquiline aware of any basis for any such claim, action, proceeding or investigation. None of Aquiline, Aquiline Sub or Minera Aquiline is subject to any outstanding order, writ, injunction or decree that would prevent or materially delay consummation of the Amalgamation.

5.6 Financial Statements

The audited financial statements of Aquiline for the year ended December 31, 2006 and the unaudited interim financial statements of Aquiline for the period ended September 30, 2007, (collectively, the "**Aquiline Financial Statements**") including all related notes and schedules, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and fairly present (i) the financial position of Aquiline on a consolidated basis as of the dates thereof, and (ii) its results of operations, cash flows and changes in shareholders' equity for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since December 31, 2006, there has not been any material change, or any application or request for any material change, by Aquiline in accounting principles, methods or policies for financial accounting purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

5.7 No Undisclosed Liability

(a) Except as disclosed in the Aquiline Financial Statements and liabilities incurred in the ordinary course of business, none of Aquiline, Aquiline Sub or Minera Aquiline have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or, to its knowledge, unasserted, whether or not required by GAAP to be reflected in, reserved against or otherwise described in the balance sheet of Aquiline (including the notes thereto), which constitute a Material Adverse Effect.

(b) Except as disclosed in the Financial Statements for Aquiline, there are no related-party transactions or off-balance sheet structures or transactions with respect to Aquiline, Aquiline Sub or Minera Aquiline and there will be no such structures or transactions in place immediately before or immediately after the Effective Date.

(c) Since December 31, 2006,

(i) Aquiline's business has been carried on only in the ordinary and usual course consistent with past practice, and Aquiline has not incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, that constitute, individually or in the aggregate, a Material Adverse Effect;

(ii) there have been no events, changes or effects which constitute a Material Adverse Effect;

(iii) Aquiline has not declared or paid any dividends or made any distributions of its properties or assets nor disposed of any of its properties or assets nor incurred any material indebtedness;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Aquiline, Aquiline Sub or Minera Aquiline to any of their respective directors or officers or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Aquiline Options) made to, for or with any of such directors or officers;

(v) Aquiline has not effected any material change in its accounting methods, principles or practices;

(vi) Aquiline has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan; and

(vii) Aquiline has had no material write-off as uncollectable of any accounts or notes receivable or any portion thereof.

5.8 No Default

(a) None of Aquiline, Aquiline Sub or Minera Aquiline is in violation of any term of (a) its constating documents, by-laws or other organizational documents, (b) any Material Contract or other instrument or obligation, or (c) any Law applicable to Aquiline, Aquiline Sub or Minera Aquiline or any of their respective properties or assets, the consequence of which violation does or would reasonably be expected to (i) constitute a Material Adverse Effect or (ii) prevent or materially delay the performance of this Agreement by Aquiline or Aquiline Sub.

(b) Each of the agreements referred to in the Aquiline Disclosure Letter is a legal, valid and binding obligation of Aquiline, Aquiline Sub and/or Minera Aquiline, as the case may be, and Aquiline, Aquiline Sub and/or Minera Aquiline, as the case may be, are entitled to all the benefits thereunder. Each of the Aquiline Entities have fulfilled all obligations required to the date hereof related thereto and are not in default of any of the terms and conditions set forth therein.

5.9 Permits

Each of Aquiline, Aquiline Sub and Minera Aquiline hold all Permits necessary for the conduct of their respective business, except where the failure to hold such Permits does not constitute a Material Adverse Effect. Each of Aquiline and Aquiline Sub are in compliance with the terms of all such Permits, except where the failure to so comply does not constitute a Material Adverse Effect. The business of each of Aquiline and Aquiline Sub is not being conducted in violation of any Law applicable to such Aquiline Entity. No investigation or review by any Governmental Entity with respect to Aquiline, Aquiline Sub or Minera Aquiline is pending or threatened, nor, to the knowledge of Aquiline, has any Governmental Entity indicated an intention to conduct the same.

5.10 Employment Matters

(a) The Aquiline Entities are in compliance with all Laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(b) No employee has made any claim or, to the knowledge of Aquiline, has any basis for any action or proceeding against any of the Aquiline Entities, arising out of any statute, ordinance or regulation relating to discrimination in employment or employment practices, harassment, occupational health and safety standards or worker's compensation.

(c) All employees and former employees of Aquiline, Aquiline Sub and Minera Aquiline have been, or will have been on or before the Effective Date, paid or amounts in respect thereof shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation for all services performed by them or that was accrued by them up to the Effective Date, in accordance with the obligations of Aquiline, Aquiline Sub and Minera Aquiline under any employment or labour practices and policies.

(d) None of the Aquiline Entities (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Aquiline, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Aquiline, pending or threatened strike or lockout.

5.11 Environmental Matters

(a) The Aquiline Entities have obtained and possess all Environmental Permits.

(b) The property, assets and operations of each of the Aquiline Entities have been and are in compliance with all Environmental Laws and Environmental Permits.

(c) There are no claims or proceedings pending or, to the knowledge of Aquiline, threatened against any of the Aquiline Entities or any of the properties, assets or operations thereof, or which may otherwise materially adversely affect any of the Aquiline Entities, relating to or alleging the violation of or non-compliance with Environmental Laws by any of the Aquiline Entities or releases of Hazardous Materials by any of the Aquiline Entities, and, to the knowledge of Absolut, none of the Aquiline Entities, nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Hazardous Substance into the environment.

(d) None of Aquiline, Aquiline Sub or Minera Aquiline is subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment and does not have any liability (whether contingent or otherwise) with respect to non-compliance with Environmental Law.

(e) There have been no health or safety occurrences affecting the business of Aquiline, Aquiline Sub or Minera Aquiline of a nature or type, including without limitation, the presence of any Hazardous Materials or any long term occupational illness in the work place or among any of the employees, which resulted in an action or claim against Aquiline, Aquiline Sub or Minera Aquiline by any of their employees, former employees or their respective dependants, heirs or legal personal representatives or under any applicable insurance programs, workers' compensation laws or other environmental requirements.

5.12 Tax Matters

(a) The Aquiline Entities have, in a timely manner, filed all federal income Tax Returns and all other Tax Returns required to be filed by each of them. All such Tax Returns are true, complete and correct in all material respects. Each of the Aquiline Entities have paid when due all Taxes due and payable by them on or before the date hereof, other than Taxes that are being contested in good faith and in respect of which an adequate reserve has been provided in the Aquiline Financial Statements. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Absolut Entities. Each of the Aquiline Entities have, in a timely manner, deducted, withheld and collected all Taxes that they are required to deduct, withhold or collect and have remitted when due all such Taxes to the appropriate Governmental Entities.

(b) The Aquiline Financial Statements reflect an adequate reserve for all Taxes payable for all taxable periods and portions thereof through the date of such financial statements. Aquiline has claimed an adequate reserve in its books and records for all Taxes not yet due and payable in respect of any taxable period, whether ending before or after the date hereof.

(c) No material reassessments in respect of any Taxes have been proposed, asserted or assessed in writing against any of the Aquiline Entities that have not been fully paid or adequately provided for in the appropriate financial statements of Aquiline and there is no reasonable basis upon which any material reassessments could be made in respect of past taxation years of the Aquiline Entities, no waivers of the time to assess any Taxes have been made or are pending, and no power of attorney with respect to any Taxes has been executed or filed with any Governmental Entity. No material issues relating to Taxes have been raised in writing by the relevant Governmental Entity during any current or pending audit or examination or otherwise.

(d) None of the Aquiline Entities are a party to or bound by any Tax sharing agreement, Tax indemnity obligation or Tax transfer agreement.

5.13 Contracts

(a) The Aquiline Disclosure Letter contains a list of all Material Contracts to which the Aquiline Entities are parties. Each of the Material Contracts listed in the Aquiline Disclosure Letter constitutes a valid and legally binding obligation of Aquiline, Aquiline Sub and/or Minera Aquiline, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). There is no default under any Material Contract listed in the Aquiline Disclosure Letter by Aquiline, Aquiline Sub or Minera Aquiline, as the case may be, or, to the knowledge of Aquiline, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Aquiline, Aquiline Sub or Minera Aquiline or any other party, in any such case in which such default or event constitutes a Material Adverse Effect. No party to any such Material Contract has given written notice to any of the Aquiline Entities, or made a claim against any of the Aquiline Entities with respect to any breach or default thereunder, in any such case in which such breach or default constitutes a Material Adverse Effect;

(b) There is no arrangement (contractual or otherwise) between Aquiline, Aquiline Sub or Minera Aquiline and any Person which will or may be, terminated or, to the knowledge of Aquiline, prejudicially affected as a result of the Amalgamation;

(c) Except as described in the Aquiline Disclosure Letter, there are no waivers, consents, notices or approvals required to complete the Amalgamation except as have already been provided or obtained.

5.14 Corporate Records

The corporate records and minute books of the Aquiline Entities as required to be maintained by them under the Laws of their respective jurisdiction are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Aquiline, Aquiline Sub or Minera Aquiline. The minute books of the Aquiline Entities contain accurate and complete copies of the constating documents of the respective Aquiline Entity, which documents include, without limitation, all articles of incorporation and any and all articles of amendment. There are outstanding no applications or filings which would alter in any way the constating documents or corporate status of any of the Aquiline Entities except for such as may be required to give effect to the matters disclosed in or contemplated by this Agreement. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors or shareholders of any of the Aquiline Entities that would have a Material Adverse Affect on any of the Aquiline Entities. Financial books and records and accounts of each of the Aquiline Entities in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of each respective Aquiline Entity, (iii) accurately and fairly reflect the basis for the Aquiline Financial Statements, and (iv) reflect all bonuses, commissions and other payments relating to each of the employees of each Aquiline Entity and that none of such payables are in arrears.

5.15 Title to Aquiline Assets

Except for Permitted Liens and except as disclosed in the Aquiline Disclosure Letter, each of the Aquiline Entities has good and marketable title to its respective Aquiline Assets (including the Aquiline Mineral Properties) free and clear of any actual, pending or, to the knowledge of Aquiline, threatened claims, Liens, charges, options, set-offs, encumbrances or security interests whatsoever, including, without limitation any action, proceeding or investigation affecting title to the Aquiline Assets (including the Aquiline Mineral Properties) before any Governmental Entity.

5.16 Mineral Rights

(a) The Aquiline Entity indicated in the Aquiline Disclosure Letter controls or has legal rights to the respective Aquiline Mineral Property indicated in the Aquiline Disclosure Letter, through mining tenements of various types and descriptions, and all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the material mineral exploration and/or mining activities as currently being undertaken and has obtained or, upon performance of all conditions precedent will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Aquiline Entities and none of the Aquiline Entities are in material default of such rights, titles and interests. For greater certainty, the Aquiline Entities have negotiated arrangements with landowners to secure all necessary surface rights, access rights and other necessary rights and interests relating to the Aquiline

Mineral Properties in order to permit the Aquiline Entities the right and ability to access the Aquiline Mineral Properties to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Aquiline Entities. Each of the Aquiline Property Agreements is currently in good standing in the name of Aquiline and/or Minera Aquiline, as the case may be and there has been no default by Aquiline or Minera Aquiline thereunder, or to the knowledge of Aquiline, any other party.

(b) All mining operations with respect to the Aquiline Mineral Properties and all exploration activities on the Aquiline Mineral Properties have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect on any Aquiline Entity.

5.17 Solvency

Aquiline Sub is able to as of the date hereof, and will be able at any time after the date hereof up to and including the Effective Date, to make the statutory declaration required by Section 187(2) of the YBCA.

5.18 Non-Arm's Length Transactions

None of the Aquiline Entities has made any payment or loan to, or borrowed any moneys from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm's length (within the meaning of the Tax Act) with the Aquiline Entities, except for usual employee reimbursements and compensation paid in the ordinary and normal course of business. Except for contracts of employment and except for inter-company obligations between the Aquiline Entities, none of the Aquiline Entities is a party to any contract with any employee, shareholder or any other person not dealing at arm's length (within the meaning of the Tax Act) with the Aquiline Entities. No officer, director or shareholder of any of the Aquiline Entities or any person not at arm's length (within the meaning of the Tax Act) to any of them and no person that is an affiliate or associate of one or more of such individuals:

(a) owns, directly or indirectly, in whole or in part, any property that is used in the operation of the business of Aquiline; or

(b) has any cause of action or other claim whatsoever against, or owes any amount to, any of the Aquiline Entities except for liabilities reflected in the Aquiline Financial Statements and claims in the ordinary and normal course of business, such as for accrued vacation pay and accrued benefits under any Aquiline employee plan.

5.19 Insurance

Each of the Aquiline Entities have their assets insured against loss or damages as is appropriate to their business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverage is and will be continued in full force and effect up to and including the Effective Date, and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

5.20 Governmental Approvals

No approval of, registration, declaration or filing by Aquiline or Aquiline Sub with any federal, provincial or local court, authority or other Governmental Entity is necessary to authorize the execution and delivery of this Agreement, or any and all of the documents and instruments to be delivered under this Agreement, or the consummation of the Amalgamation by either Aquiline or Aquiline Sub, other than the approval of the TSX and the Director under the YBCA.

5.21 Compliance with Laws

Each of Aquiline and Aquiline Sub has complied in all material respects with all applicable federal, provincial, municipal or other Laws, regulations or orders of any government or Governmental Entity.

5.22 Public Disclosure

Since December 31, 2006, Aquiline has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this Subsection as the "**Aquiline Documents**"). The Aquiline Documents, at the time filed, (a) did not contain any misrepresentation and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Aquiline, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on the Aquiline Entities. Aquiline has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

5.23 No Bankruptcy

No proceedings have been taken, are pending or authorized by Aquiline or Aquiline Sub or, to the knowledge of Aquiline, by any other person in respect of the bankruptcy, insolvency, liquidation or winding up of Aquiline or Aquiline Sub.

5.24 Securities Laws and Stock Exchanges

(a) Aquiline is currently a reporting issuer in Ontario, British Columbia and Alberta and is in compliance in all material respects with its obligations as a reporting issuer. Aquiline is current with all filings required to be made by it under applicable securities and corporate Laws and is not aware of any deficiencies in the filing of any documents or reports with any stock exchange or securities regulatory authority or body.

(b) The Aquiline Shares are currently listed and approved for trading on the TSX, and Aquiline is in compliance in all material respects with the rules, policies and requirements of the TSX.

(c) The Aquiline Shares (including Aquiline Shares issuable upon exercise of Aquiline Warrants and Replacement Options) to be issued in connection with the Amalgamation have been conditionally approved for listing on the TSX and will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of distributions by "control persons", will be freely tradable by the holders thereof. The Aquiline Shares (including Aquiline Shares issuable upon exercise of Aquiline Warrants and Replacement Options) to be issued in connection with the Amalgamation to Absolut Shareholders who are residents of the United States of America or who are "U.S. persons" within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Absolut for the purposes of Rule 145 under the 1933 Act, will not bear any restrictive legend imposed as a result of the operation of the 1933 Act.

5.25 Aquiline Shares

The Aquiline Shares to be issued or issuable pursuant to the Amalgamation, including upon exercise of the Aquiline Warrants and the Aquiline Options granted in exchange for Absolut Warrants and Absolut Options, respectively, will, upon issue, be issued as fully-paid and non-assessable shares in the capital of Aquiline.

5.26 No Broker's Fee

Neither Aquiline nor Aquiline Sub has entered into any agreement that would entitle any person to any valid claim against Aquiline or Aquiline Sub for a broker's commission, finder's fee or any like payment in respect of the Amalgamation or any other matter contemplated by this Agreement.

5.27 Survival of Representations, Warranties and Covenants

The representations and warranties of Aquiline and Aquiline Sub contained in this Agreement shall be true at the Closing Time as though they were made by each of Aquiline and Aquiline Sub at the Closing Time and the representations, warranties and covenants of Aquiline and Aquiline Sub contained in this Agreement shall survive the completion of the Amalgamation and remain in full force and effect thereafter, for the benefit of Absolut and the Holders of Absolut Securities, for a period of 12 months following the Closing Time. Notwithstanding the foregoing, a claim for any breach of any of the representations, warranties and covenants contained in this agreement involving gross negligence, fraud or a fraudulent misrepresentation by Aquiline or Aquiline Sub may be made at any time following the Effective Date against Aquiline or Aquiline Sub, as applicable, subject only to applicable limitation periods imposed by law.

ARTICLE 6
COVENANTS AND AGREEMENTS

6.1 Mutual Covenants

(a) Each of Aquiline and Absolut agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 8, in each case, except as may be expressly contemplated by this Agreement or with the written consent of the other party to any deviation therefrom:

(i) it shall not, and it shall not permit any of its Subsidiaries to:

(A) declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests;

(B) reduce its stated capital;

(C) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except in connection with the conversion or exchange of convertible or exchangeable securities referred to in this Agreement;

(D) issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, except pursuant to warrants outstanding on the date hereof;

(E) increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its Subsidiaries;

(F) except as required by applicable Laws, enter into, terminate or waive any provision of, any Material Contract or relinquish any material contractual rights under, or modify in any material respect any Material Contract, agreement, guarantee, lease commitment or arrangement;

(G) make any changes to the existing accounting practices, methods and principles relating to such party or any Subsidiary of such party except as required by Law or by GAAP as advised by such party's or such Subsidiary's regular independent accountants, as the case may be;

(H) make or rescind any material tax election outside of the ordinary course of business;

(I) enter into any confidentiality or standstill agreement or with the consent of the other party hereto (other than in respect of confidentiality agreements entered into in the ordinary course of business), or amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provisions or fail to fully enforce any such provision;

(J) reorganize, amalgamate or merge with any other Person;

(K) do any act or take any steps that would be in violation or contrary to the applicable securities Laws or any other Law in any material respect;

(L) waive, release, assign, settle or compromise any pending or threatened suit, action or claim against it relating to the Amalgamation or any other rights, claims or litigation material to it;

(M) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares or any of its material assets or any of its Subsidiaries' material assets;

(N) pay, discharge, satisfy, compromise or settle any material claims, liabilities or obligations prior to the same being due;

(O) (i) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings under the Existing Credit Facilities in the ordinary and usual course of business consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to, or investments in, any other Person; (iv) pledge or otherwise encumber shares of its capital stock; or (v) mortgage or pledge any of its or any of its Subsidiaries' material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon, other than Permitted Liens;

(P) enter into any material operating lease or create any mortgages, security interests, Liens or other encumbrances on the property of such party in connection with any indebtedness;

(Q) except as provided for in this Agreement, or as agreed to by the parties, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to any Absolut Securities or Aquiline Securities or otherwise amend, vary or modify any plans or the terms of any stock option;

(R) amend its Charter Documents except to the extent such amendments are necessary or incidental to the Amalgamation and have been consented to in writing by the other parties hereto, such consent not to be unreasonably withheld or delayed;

(S) make or agree to make any capital expenditures, other than capital expenditures that are made in the ordinary course of business consistent with past practice or which are in accordance with its existing budgets provided to the other party prior to the date hereof;

(T) take or fail to take any action which would render, or that would be reasonably expected to render, any of such party's representations or warranties hereunder to be untrue or would be reasonably expected to prevent or materially impede, interfere with or delay the Amalgamation; or

(U) agree in writing to or otherwise take any of the actions as described in clauses (A) through (T).

(b) Each of Aquiline and Absolut shall promptly advise the other party in writing:

(i) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii) of any Material Adverse Effect on such party or its Subsidiary or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party or its Subsidiary; and

(iii) of any material breach by such party of any covenant, obligation or agreement contained in this Agreement.

(c) Each of Aquiline and Absolut shall use commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by such party under this Agreement, cooperate with the other party hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and, without limiting the generality of the foregoing, each of Aquiline and Absolut shall:

(i) use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 7 hereof and which are required to be satisfied by them;

(ii) apply for and use commercially reasonable efforts to obtain as promptly as practicable all required approvals relating to such party and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing such other party with copies of all related applications and notifications, in draft form, in order for such other party to provide its reasonable comments;

(iii) use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on such party with respect to the Amalgamation;

(iv) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Amalgamation;

(v) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the Amalgamation;

(vi) effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party's Subsidiaries in connection with the Amalgamation; and

(vii) use commercially reasonable efforts to obtain all waivers, consents and approvals required to be obtained by such party to consummate the Amalgamation.

6.2 Covenants of Aquiline

(a) Aquiline shall keep confidential any confidential information, trade secrets or confidential financial or business documents (collectively the "**Absolut Information**") received by it from Absolut concerning Absolut or its business and shall not disclose such Absolut Information to any third party, provided that any Absolut Information may be disclosed to Aquiline's directors, officers, employees, representatives and professional advisors who need to know such Absolut Information in connection with the Amalgamation (provided Aquiline shall use all reasonable efforts to ensure that such directors, officers, employees, representatives and professional advisors keep confidential such Absolut Information) and provided further that Aquiline will not be liable for disclosure of Absolut Information upon occurrence of one or more of the following events:

(i) Absolut Information becoming generally known to the public other than through a breach of this Agreement or by Aquiline or its employees, officers, directors, representatives or professional advisors;

(ii) Absolut Information being lawfully obtained by Aquiline from a third party or parties without breach of this Agreement by Aquiline, as shown by documentation sufficient to establish the third party as a source of Absolut Information;

(iii) Absolut Information being known to Aquiline prior to disclosure by Absolut or its affiliates, as shown by documentation sufficient to establish such knowledge; or

(iv) Absolut having provided their prior written approval for such disclosure by Aquiline.

(b) In the event this Agreement is terminated in accordance with the provisions hereof, Aquiline shall:

(i) use all reasonable efforts to ensure that all documents prepared or obtained in the course of its investigations of Absolut or its business and all copies thereof are either destroyed or returned to Absolut so as to ensure that, so far as reasonably possible, any Absolut Information obtained during and as a result of such investigations by the directors, officers, employees, representatives and professional advisors of Aquiline is not disseminated beyond those individuals concerned with such investigations; and

(ii) not directly or indirectly use for its own purposes any Absolut Information discovered or acquired by the directors, officers, employees representatives and professional advisors of Aquiline as a result of Absolut making available to them those documents and assets relating to the business of Absolut.

(c) Aquiline will use all commercially reasonable efforts to co-operate with Absolut in respect of the Amalgamation and facilitate, assist with, encourage and provide any information reasonably requested by Absolut in order to carry out the intent of this Agreement and the Amalgamation.

(d) Aquiline shall use commercially reasonable efforts to put in place the following management team as soon is reasonably practicable following completion of the Amalgamation:

Name	***Office***
Marc C. Henderson	President and Chief Executive Officer
Martin Walter	Executive Vice President
Dennis Gibson	Chief Financial Officer
Gary Gantner	Vice President and Chief Operation Officer
John Chulick	Vice President, Exploration
Flora Wood	Vice President, Investor Relations
Dan Noone	Vice-President, Peru

(e) Immediately following the completion of the Amalgamation, Aquiline's board of directors shall appoint Harry Burgess to serve as a director of Aquiline until the next annual meeting of Holders of Aquiline Shares.

(f) Aquiline shall:

(i) carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice; and

(ii) use commercially reasonable efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it.

(g) Aquiline covenants and agrees (i) that its board of directors have approved the Amalgamation and this Agreement; and (ii) that it will not take any action or consent to, encourage or bring forward, any resolution or other action that would delay, prevent or frustrate the Amalgamation.

(h) Aquiline Sub covenants and agrees (i) that its board of directors or Holders, as applicable have approved the Amalgamation and this Agreement; and (ii) that it will not take any action or consent to, encourage or bring forward, any resolution or other action that would delay, prevent or frustrate the Amalgamation.

(i) Immediately following completion of the Amalgamation, Aquiline shall prepare and file, or cause to be prepared and filed, an application on behalf of Amalco with applicable Securities Authorities in Ontario, British Columbia, Alberta and Newfoundland for Amalco to cease to be a reporting issuer under the securities legislation of each of the provinces of Ontario, British Columbia, Alberta and Newfoundland. Aquiline shall use all commercially reasonable efforts to obtain an order from applicable Securities Authorities that Amalco has ceased to be a reporting issuer under the securities legislation of each of the provinces of Ontario, British Columbia, Alberta and Newfoundland.

(j) Each of Aquiline and Aquiline Sub covenants and agrees (i) that its board of directors and, in the case of Aquiline Sub, its shareholder have approved the Amalgamation and this Agreement; (ii) that its board of directors will support the Amalgamation in all communications with shareholders and other stakeholders of Aquiline; (iii) that it will not take any action or consent to, encourage or bring forward, any resolution or other action that would delay, prevent or frustrate the Amalgamation; and (iv) that it will use all reasonable efforts to co-operate with Absolut in respect of the Amalgamation and facilitate, assist with, encourage and provide any information reasonably requested by such persons in order to carry out any of the intent of this Agreement and the Amalgamation.

(k) Aquiline shall take all reasonable steps to ensure that all parties listed in the Absolut Disclosure Letter as Holders of Absolut Options are eligible to receive Replacement Options in accordance with the terms of Aquiline's incentive stock option plan. For greater certainty, the parties agree that all Holders of Absolut Options not entering into employment agreements with an Aquiline Entity shall enter into a transition services agreement with Aquiline effective as of the Closing Date pursuant to which such Holders will become eligible to receive Replacement Options expiring 90 days from the Closing Date.

6.3 Covenants of Absolut

(a) Absolut shall:

(i) carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice; and

(ii) use commercially reasonable efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it.

(b) Absolut covenants and agrees (i) that its board of directors have approved the Amalgamation and this Agreement; (ii) that its board of directors will support the Amalgamation in all communications with shareholders and other stakeholders of Absolut, subject to their fiduciary duties or the event of a Superior Proposal; (iii) that it will not take any action or consent to, encourage or bring forward, any resolution or other action that would delay, prevent or frustrate the Amalgamation other than with respect to a Superior Proposal; (iv) that it will use all reasonable efforts to co-operate with Aquiline Sub and Aquiline in respect of the Amalgamation and facilitate, assist with, encourage and provide any information reasonably requested by such persons in order to carry out any of the intent of this Agreement and the Amalgamation; (v) use commercially reasonable efforts to cause such key holders of Absolut Shares as Aquiline may designate, representing 5% or more of the issued and outstanding Absolut Shares, to enter into definitive and irrevocable support agreements in support of the Amalgamation; and (vi) obtain a fairness opinion in accordance with OSC Rule 61-501 demonstrating that the Amalgamation is fair, from a financial point of view, to the shareholders of Absolut.

(c) Subject to Article 6, Absolut shall, to the extent required, use its commercially reasonable efforts to cause the Holders of Absolut Shares, Absolut Options and Absolut Warrants to exchange such Absolut Securities for Aquiline Securities in accordance with Section 2.5 hereof.

(d) Until the termination of this Agreement in accordance with its terms, and subject to the fiduciary obligations of its directors, Absolut shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise, solicit, initiate, encourage or take any other action to facilitate inquiries from or submissions of proposals or offers from any other Person, including any of its officers or employees, relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any Acquisition Proposal. Absolut shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Aquiline) with respect to any potential Acquisition Proposal and request the return or destruction of all confidential information provided in connection therewith. Absolut agrees not to release any third party from any confidentiality or standstill agreement.

(e) Absolut shall keep confidential any confidential information, trade secrets or confidential financial or business documents (collectively the "**Aquiline Information**") received by it from Aquiline concerning Aquiline or its business and shall not disclose the Aquiline Information to any third party, provided that any Aquiline Information may be disclosed to Absolut's directors, officers, employees, representatives and professional advisors who need to know such Aquiline Information in connection with the Amalgamation (provided Absolut shall use all reasonable efforts to ensure that such directors, officers, employees, representatives and professional advisors keep confidential such Aquiline Information) and provided further that Absolut will not be liable for disclosure of Aquiline Information upon occurrence of one or more of the following events:

(i) Aquiline Information becoming generally known to the public other than through a breach of this Agreement or by Absolut or its employees, officers, directors, representatives or professional advisors;

(ii) Aquiline Information being lawfully obtained by Absolut from a third party or parties without breach of this Agreement by Absolut, as shown by documentation sufficient to establish the third party as a source of Aquiline Information;

(iii) Aquiline Information being known to Absolut prior to disclosure by Aquiline or its affiliates, as shown by documentation sufficient to establish such knowledge; or

(iv) Aquiline having provided their prior written approval for such disclosure by Absolut.

(f) In the event this Agreement is terminated in accordance with the provisions hereof, Absolut shall:

(i) use all reasonable efforts to ensure that all documents prepared or obtained in the course of its investigations of Aquiline or its business and all copies thereof are either destroyed or returned to Aquiline so as to ensure that, so far as reasonably possible, any Aquiline Information obtained during and as a result of such investigations by the directors, officers, employees, representatives and professional advisors of Absolut is not disseminated beyond those individuals concerned with such investigations; and

(ii) not directly or indirectly use for its own purposes any Aquiline Information discovered or acquired by the directors, officers, employees representatives and professional advisors of Absolut as a result of Aquiline making available to them those documents and assets relating to the business of Aquiline.

(g) Absolut shall make, or cause to be made, an application to the TSXV for voluntary delisting of the Absolut Shares from the TSXV, which delisting shall take effect immediately prior to the Effective Date.

6.4 Additional Agreements

(a) Absolut and the directors of Absolut shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (i) it has provided Aquiline, with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that the material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the directors of Absolut have determined would be a Superior Proposal, and (ii) 5 Business Days shall have elapsed from the date Aquiline received notice of the determination of the directors of Absolut to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal. During the aforementioned 5 Business Days, Aquiline shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Amalgamation. The directors of Absolut shall review any offer by Aquiline to amend the terms of this Agreement and the Amalgamation in order to determine, in good faith, whether the offer of Aquiline, upon acceptance by Absolut, would at least match the value per Absolut Share of the Superior Proposal. If the directors of Absolut so determine, Aquiline and Aquiline Sub, shall enter into an amended agreement with Absolut, reflecting the amended proposal of Aquiline. Absolut and Aquiline each acknowledges and agrees that each successive financial modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under this Section 6.4(a) hereof and shall initiate an additional 5 Business Day period.

(b) Subject to Sections 6.2(a) and 6.3(e), upon reasonable notice to an officer of such party, each of Aquiline and Absolut shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("**Representatives**") of the other party access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such party. During such period, each of Aquiline and Absolut shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning such party's business, properties and personnel as the other party may reasonably request.

(c) Subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to use reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Amalgamation and to co-operate with each other in connection with the foregoing, including using reasonable commercial efforts (i) to obtain all waivers, consents and approvals from other parties to Material Contracts; (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law; (iii) to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Amalgamation; (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Amalgamation; (v) to effect all necessary registrations and other filings and submissions of information requested by Governmental Entities in respect of the completion of the Amalgamation (including the furnishing of information needed to make such filings or to respond to any inquiry from any Governmental Entity); (vi) to prepare and file any filings required under applicable securities laws and any other Laws relating to the Amalgamation; and (vii) to fulfil all conditions and satisfy all provisions of this Agreement to be fulfilled by it. For purposes of this Agreement, the obligation to use "reasonable commercial efforts" (a) to obtain waivers, consents and approvals to Contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to other parties to such documents, (b) to fulfil all conditions and satisfy all provisions of this Agreement shall not include any obligation to agree to any materially adverse modification of the terms of such documents or to incur any additional material obligations to the other parties to such documents, and (c) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law shall not include any obligation on Aquiline, or Absolut to accept any terms or conditions relating to any governmental or regulatory approval which would result in a materially adverse modification or to incur any additional material obligations.

6.5 Closing Matters

(a) The Closing shall take place at the offices of Fogler, Rubinoff LLP, Suite 1200, 95 Wellington Street West, Toronto-Dominion Centre, Toronto, Ontario at the Closing Time. At the Closing Time, each of Aquiline, Aquiline Sub and Absolut shall deliver all documents required by this Agreement (unless previously delivered pursuant to this Agreement) and shall use commercially reasonable efforts to deliver such customary certificates, resolutions, and other closing documents as may be required by the other parties, acting reasonably.

(b) Absolut and Aquiline shall deliver, at the Closing Time, such customary certificates, resolutions, and other closing documents as may be required by the other parties hereto, acting reasonably. For greater certainty, Aquiline and Absolut shall also deliver evidence that all regulatory, TSX and TSXV approvals to be obtained by them have been obtained.

ARTICLE 7
CONDITIONS

7.1 Mutual Conditions Precedent

The respective obligations of Absolut, Aquiline Sub and Aquiline to complete the Amalgamation and to file the Articles of Amalgamation for acceptance by the Director to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date;

(a) the TSXV shall have conditionally approved the Amalgamation and delisting of Absolut;

(b) the TSX shall have conditionally approved the listing thereon of (i) the Aquiline Shares to be issued pursuant to the Amalgamation as of the Effective Date, and

(ii) the Aquiline Shares issuable upon exercise of the Aquiline Warrants and the Replacement Options;

(c) the approval of the Amalgamation by the shareholder of Aquiline Sub remaining in full force and effect at the Effective Date;

(d) the Absolut Amalgamation Resolution shall have been approved by the Holders of the Absolut Shares at the Absolut Meeting in accordance with applicable Laws and this Agreement and such resolution shall remain in full force and effect at the Effective Date;

(e) all necessary Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with;

(f) All third party consents and approvals shall have been obtained;

(g) there shall not be in force any injunction, order or decree which is final and non-appealable, and there shall not be enacted, promulgated or applied any Governmental Order, (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the Amalgamation; or (ii) which constitutes or, if the Amalgamation were consummated, would constitute a Material Adverse Effect with respect to Absolut or Aquiline;

(h) employment agreements or other satisfactory arrangements shall have been reached among Aquiline and key management personnel of Absolut, including, but not limited to, Daniel Noone;

(i) there shall not exist any prohibition at Law against the completion of the Amalgamation;

(j) this Agreement shall not have been terminated under Article 8; and

(k) Aquiline, upon completion of the Amalgamation, shall continue to meet the listing requirements of the TSX.

The foregoing conditions are for the mutual benefit of Absolut and Aquiline and may be waived in writing, in whole or in part, by Absolut and Aquiline at any time.

7.2 Additional Conditions Precedent to the Obligations of Absolut

The obligations of Absolut to complete the Amalgamation contemplated hereby shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a) each of Aquiline and Aquiline Sub shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Date;

(b) the representations and warranties of each of Aquiline and Aquiline Sub contained herein to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made on and as of the Closing Time as though made on and as of the Closing Time (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c) since the date of this Agreement, there shall have been no Material Adverse Effect with respect to each of Aquiline and Aquiline Sub or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on each of Aquiline and Aquiline Sub;

(d) Absolut shall have received a certificate of Aquiline addressed to Absolut and dated the Effective Date, signed on behalf of Aquiline by a senior executive officer of Aquiline, and confirming that the conditions in Subsections 7.2(a), (b), (c), (e), (f) and (g) have been satisfied;

(e) since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person that would, if successful, have a Material Adverse Effect on Aquiline or Aquiline Sub;

(f) the board of directors of each of Aquiline and Aquiline Sub shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Aquiline and Aquiline Sub to permit the consummation of the Amalgamation;

(g) all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required to be obtained by Aquiline and Aquiline Sub in connection with the consummation of the Amalgamation, shall have been duly obtained or given, as the case may be, on or before the Effective Date on terms satisfactory to Aquiline, acting reasonably;

(h) Absolut shall have received from each of Aquiline and Aquiline Sub prior to the Effective Date a certificate dated as at the Effective Date, signed by an appropriate officer of Aquiline and Aquiline Sub, as applicable, with respect to the Charter Documents of Aquiline and Aquiline Sub, all resolutions of the board of directors of Aquiline and Aquiline Sub relating to this Agreement, the incumbency and specimen signatures of signing officers and with respect to such other matters as Absolut or its counsel may reasonably request; and

(i) Absolut shall have received prior to the Effective Date legal opinions from solicitors for Aquiline and Aquiline Sub (including an opinion from local Argentinean counsel) dated the Effective Date in a form satisfactory to Absolut and its counsel, acting reasonably, with respect to the following matters:

(i) as to the due incorporation and existence of Aquiline, Aquiline Sub and Minera Aquiline;

(ii) as to the power and capacity of each of Aquiline, Aquiline Sub and Minera Aquiline to own its property and carry on its business as currently conducted and carry out the transactions contemplated by this Agreement;

(iii) that all necessary corporate action has been taken by Aquiline and Aquiline Sub to authorize the execution and delivery of each of this Agreement and the filing of the Articles of Amalgamation under applicable Laws;

(iv) as to the authorized and issued capital of Aquiline, Aquiline Sub and Minera Aquiline;

(v) that all necessary corporate proceedings have been taken to duly authorize the creation and issue of (i) the Aquiline Shares to be issued pursuant to the Amalgamation as of the Effective Date, (ii) the Aquiline Warrants; (iii) the Replacement Options; and (iv) the Aquiline Shares issuable upon exercise of the Aquiline Warrants and the Replacement Options, and when issued in accordance with their terms and the Amalgamation, the Aquiline Securities will be duly created, authorized and validly issued as fully paid and non-assessable securities of Aquiline;

(vi) that neither Aquiline nor Aquiline Sub is a party to, bound or affected by or subject to any charter or by-law provision which is or would be violated, contravened or breached by the execution, delivery and performance by it of this Agreement or the performance by it of any of the terms thereof; and, that to the best of such counsel's knowledge, such action does not violate, contravene or breach any material agreement or instrument to which Aquiline or Aquiline Sub is a party or by which it is bound;

(vii) that Pacific Corporate Trust Company at its principal office in Toronto, Ontario has been appointed as the registrar and transfer agent for the Aquiline Shares;

(viii) that this Agreement has been duly authorized, executed and delivered by Aquiline and Aquiline Sub and constitutes a legal, valid and binding obligation of Aquiline and Aquiline Sub enforceable against them in accordance with its terms;

(ix) that the issuance and delivery of the Aquiline Shares, Aquiline Warrants and Replacement Options to Holders of Absolut Shares, Absolut Warrants and Absolut Options, respectively, are exempt from the prospectus and registration requirements of applicable securities Laws and no prospectus or other documents must be filed, proceeding taken or approval, consent or authorization obtained under applicable securities Laws to permit the issuance and delivery of the Aquiline Shares, Aquiline Warrants and Aquiline Options to Holders of Absolut Shares, Absolut Warrants and Absolut Options, respectively, pursuant to the Amalgamation;

(x) that the Aquiline Shares to be issued pursuant to the Amalgamation and the Aquiline Shares issuable upon exercise of the Aquiline Warrants and the Replacement Options have been conditionally approved for listing on the TSX subject to such conditions and other matters that the TSX may require; and

(xi) as to all other legal matters reasonably requested by counsel to Absolut relating to the Amalgamation.

The foregoing conditions are for the benefit of Absolut and may be waived in writing, in whole or in part, by Absolut at any time prior to the Closing Date.

7.3 Additional Conditions Precedent to the Obligations of Aquiline and Aquiline Sub

The obligations of Aquiline and Aquiline Sub to complete the Amalgamation contemplated shall also be subject to the satisfaction of each of the following conditions on or prior to the Effective Date or such other time as is specified below:

(a) Absolut shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Date;

(b) the representations and warranties of the Absolut Entities contained herein, to the extent qualified by materiality or Material Adverse Effect, shall have been true and, to the extent not qualified by materiality or Material Adverse Effect, shall have been true in all material respects, in each case when made on and as of the Effective Date as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, which need be true, or true in all material respects, as the case may be, only as of the specified date);

(c) since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Absolut or any event, occurrence or development, including the commencement or threat of any action, suit or other legal proceeding against Absolut, which would be reasonably expected to have a Material Adverse Effect on Absolut;

(d) since the date of this Agreement, except as disclosed in this Agreement no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any Person against Absolut or any of its Subsidiaries that would, if successful, have a Material Adverse Effect on Absolut;

(e) Aquiline shall have received a certificate of Absolut addressed to Aquiline and dated the Effective Date, signed on behalf of Absolut by a senior executive officer of Absolut, and confirming that the conditions in Subsections 7.3(a), (b), (c), (f) and (g) have been satisfied;

(f) all consents, authorizations, waivers, orders, licenses and approvals from or notifications to any Persons required to be obtained by Absolut in connection with the consummation of the Amalgamation, shall have been duly obtained or given, as the case may be, on or before the Effective Date on terms satisfactory to Aquiline acting reasonably;

(g) the board of directors and shareholders of Absolut shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Absolut to permit the consummation of the Amalgamation;

(h) Aquiline shall have received from Absolut prior to the Effective Date a certificate dated as at the Effective Date, signed by an appropriate officer of Absolut with respect to the Charter Documents of Absolut, all resolutions of the board of directors of Absolut relating to this Agreement, the incumbency and specimen signatures of signing officers and with respect to such other matters as Aquiline or its counsel may reasonably request; and

(i) Aquiline shall have received prior to the Effective Date legal opinions from solicitors for Absolut (including an opinion from local Peruvian counsel) dated the Effective Date in a form satisfactory to Aquiline and its counsel, acting reasonably, with respect to the following matters:

(i) as to the due incorporation and existence of Absolut and Absolut Subsidiary;

(ii) as to the power and capacity of each of Absolut and Absolut Subsidiary to own its property and carry on its business as currently conducted and carry out the transactions contemplated by this Agreement;

(iii) that all necessary action has been taken by Absolut to authorize the execution and delivery of each of this Agreement and the filing of the Articles of Amalgamation under applicable Laws;

(iv) as to the authorized and issued capital of Absolut and Absolut Subsidiary;

(v) that Absolut and Absolut Subsidiary is not a party to, bound or affected by or subject to any charter or by-law provision which is or would be violated, contravened or breached by the execution, delivery and performance by it of this Agreement or the performance by it of any of the terms thereof; and, that to the best of such counsel's knowledge, such action does not violate, contravene or breach any material agreement or instrument to which Absolut and Absolut Subsidiary is a party or by which it is bound;

(vi) that Equity Transfer & Trust Company at its principal office in Toronto, Ontario has been appointed as the registrar and transfer agent for the Absolut Shares;

(vii) that this Agreement has been duly authorized, executed and delivered by Absolut and constitutes a legal, valid and binding obligation of Absolut enforceable against it in accordance with its terms; and

(viii) as to all other legal matters reasonably requested by counsel to Aquiline relating to the Amalgamation.

The foregoing conditions are for the benefit of Aquiline and may be waived in writing, in whole or in part, by Aquiline at any time prior to the Closing Date.

7.4 Merger of Conditions

The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing by Absolut and Aquiline Sub of the Articles of Amalgamation, and such other documents as are required to be filed under the YBCA for acceptance by the Director to give effect to the Amalgamation and the issuance by the Director of the Certificate.

ARTICLE 8
AMENDMENT AND TERMINATION

8.1 Amendment

This Agreement may not be amended except by mutual written agreement of the parties hereto, provided that after approval of the Absolut Amalgamation Resolution by the Holders of Absolut Shares no amendment may be made that by Law requires further approval or authorization by such shareholders without such further approval or authorization.

8.2 Termination

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Date (notwithstanding any approval of the Absolut Amalgamation Resolution):

(a) by the mutual written consent of Absolut and Aquiline;

(b) by either Absolut or Aquiline, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Absolut or Aquiline from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c) by Aquiline, if any condition set out in Sections 7.1 or 7.3 has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Closing Date provided, however, that the right to terminate this Agreement under this Section 8.2(c) shall not be available to Aquiline if Aquiline's or Aquiline Sub's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the condition to be satisfied on or before such date;

(d) by Absolut, if any condition set out in Sections 7.1 or 7.2 has not been satisfied (or is incapable of being satisfied) or has not been waived on or before the Closing Date provided, however, that the right to terminate this Agreement under this Section 8.2(d) shall not be available to Absolut if Absolut's failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the condition to be satisfied on or before such date;

(e) by Aquiline, if there is a material breach by Absolut of any of its representations, warranties, covenants or agreements contained in this Agreement that could reasonably be expected to cause a condition set forth in Sections 7.1or 7.3 which has not been waived to be incapable of being satisfied on or before the Closing Date;

(f) by Absolut, if there is a material breach by Aquiline or Aquiline Sub of any representation, warranty, covenant or agreement contained in this Agreement that could reasonably be expected to cause a condition set forth in Sections 7.1 or 7.2 which has not been waived to be incapable of being satisfied on or before the Closing Date; or

(g) by Absolut for any other reason including, but not limited to, its acceptance of a Superior Proposal, provided that if Absolut terminates this agreement other than pursuant to paragraphs (a) to (f) above, Absolut will immediately pay to Aquiline a non-refundable break fee of one million dollars $1,000,000.00 by certified cheque. The parties hereby confirm and agree that (i) the break fee represents compensation for Aquiline's time, effort and expenses and is not intended to penalize or punish Absolut, and (ii) the quantum of the break fee is fair and reasonable under the circumstances.

provided that any termination by a party hereto in accordance with paragraph (b) to (g) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Closing Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Absolut and Aquiline contained in Section 8.3 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

8.3 Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 8.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Article 8; provided that neither the termination of this Agreement nor anything contained in this Section 8.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement under Section 8.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for their reasonable out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 9
GENERAL

9.1 Investigation

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

9.2 Notices

All notices, requests, demands and other communications hereunder (each a "**notice**") shall be deemed to have been duly given and made, if in writing and if served by (a) personal delivery upon the party for whom it is intended or (b) delivered, by registered or certified mail where receipt has been acknowledged, or (c) by electronic facsimile copy, upon receipt of confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

(a) in the case of Aquiline or Aquiline Sub:

Aquiline Resources Inc.
130 King Street West, Suite 3680
Toronto, Ontario MB2 1B1

Attention: President

Facsimile number: (416) 599-4959

With a copy to:

Fogler, Rubinoff LLP
95 Wellington Street West, Suite 1200

Toronto-Dominion Centre
Toronto, Ontario M5J 2Z9

Attention: G. Michael Hobart

Facsimile number: (416) 941-8852

(b) in the case of Absolut:

Absolut Resources Corp.
130 King Street West, Suite 3680
Toronto, Ontario MB2 1B1

Attention: President

Facsimile number: (416) 599-4959

With a copy to:

McMillan Binch Mendelsohn LLP
Brookfield Place, Suite 4400
Bay Wellington Tower
181 Bay Street
Toronto, Ontario M5J 2T3

Attention: Carmen Diges

Facsimile number: (416) 865-7048

Any such notice, if mailed by registered or certified mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the fourth Business Day after the post-marked date therefor, or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day of the sending if sent during normal business hours (otherwise on the following Business Day), or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted above either to the individual designated above or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 9.2. In the event of a general discontinuance of postal service due to strike, lockout or otherwise, notices or other communications shall be delivered by hand or sent by facsimile or other means of electronic communication and shall be deemed to have been received in accordance with this Section 9.2.

9.3 Assets and Liabilities

Each of Absolut and Aquiline Sub shall contribute to Amalco all of its assets, subject to its liabilities, as they exist immediately before the Effective Date. Amalco shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of

Absolut and Aquiline Sub, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of Absolut and Aquiline and all Liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Absolut and Aquiline Sub shall thenceforth attach to and may be enforced against Amalco. No action or proceeding by or against either of Absolut or Aquiline shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of Absolut or Aquiline Sub, as applicable.

9.4 Assignment

No party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

9.5 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of Absolut, Aquiline Sub and Aquiline and their respective successors and permitted assigns.

9.6 Third Party Beneficiaries

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

9.7 Waiver and Modification

Except as otherwise provided herein, Aquiline, on one hand, and Absolut, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the other's agreement or the fulfilment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the other's representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the appropriate officer on behalf of such party.

9.8 No Personal Liability

(a) No director, officer, employee or agent of Absolut shall have any personal liability whatsoever to Aquiline or Aquiline Sub under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Absolut.

(b) No director, officer, employee or agent of either Aquiline or Aquiline Sub shall have any personal liability whatsoever to Absolut under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Aquiline or Aquiline Sub.

9.9 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.10 Expenses

Each of Aquiline Sub, Aquiline, and Absolut shall pay their own costs and expenses in connection with the Amalgamation, including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs.

9.11 Governing Law; Consent to Jurisdiction

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement after the Effective Date.

9.12 Entire Agreement

This Agreement constitutes the entire agreement between Absolut, Aquiline and Aquiline Sub pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof, including, without limitation, the letter agreement dated October 2, 2007 between Absolut and Aquiline.

9.13 Time of Essence

Time is of the essence of this Agreement.

9.14 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent reasonably possible.

9.15 Injunctive Relief

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.16 Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument.

9.17 Fax or Electronic Delivery

This Agreement may be executed either in original or electronic form and the parties adopt any signatures received by email or a receiving fax machine as original signatures of the parties provided that any party providing its signature in such manner shall promptly forward to the other party an original of the signed copy of this Agreement.

[SIGNATURE PAGE TO FOLLOW.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

AQUILINE RESOURCES INC.

Per: *"Marc Henderson"*

Name: Marc Henderson
Title: President

I have authority to bind the corporation

41310 YUKON INC.

Per: *"Marc Henderson"*

Name: Marc Henderson
Title: President

I have authority to bind the corporation

ABSOLUT RESOURCES CORP.

Per: *"Daniel Noone"*

Name: Daniel Noone
Title President

I have authority to bind the corporation

SCHEDULE "C"
AMALGAMATION RESOLUTION

AMALGAMATION RESOLUTION

BE IT RESOLVED THAT:

1. The amalgamation (the "**Amalgamation**") of 41310 Yukon Inc. ("**Aquiline Sub**"), a wholly-owned subsidiary of Aquiline Resources Inc. ("**Aquiline**"), and Absolut Resources Corp. ("**Absolut**") on the terms and conditions contained in the amalgamation agreement dated as of February 6, 2008, between Aquiline, Absolut and Aquiline Sub (the "**Amalgamation Agreement**") is hereby authorized and approved;

2. Any officer or director of Absolut is hereby authorized and directed for and on behalf of Absolut to execute and deliver or cause to be executed and delivered, all such documents and instruments as are necessary or desirable to give effect to the Amalgamation in accordance with the Amalgamation Agreement, including the filing of articles of amalgamation with the Registrar under the *Business Corporations Act* (Yukon) ("**YBCA**"), and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or doing of any such act or thing; and

3. Notwithstanding that this resolution has been passed by the shareholders of Absolut, the directors of Absolut are hereby authorized and empowered (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement and/or (ii) not to proceed with Amalgamation at any time prior to the issuance of a Certificate of Amalgamation under the YBCA without further approval of the shareholders of Absolut.

SCHEDULE "D"
DISSENTERS' RIGHTS UNDER SECTION 193 OF THE YBCA

193(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b) amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c) amalgamate with another corporation, otherwise than under section 186 or 189;

(d) be continued under the laws of another jurisdiction under section 191; or

(e) sell, lease or exchange all or substantially all its property under section 192.

(2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder, to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section,

(7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

1.

(a) be made on the same terms; and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Supreme Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Supreme Court shall make an order

(a) setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective;

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise; or

(c) the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the dissent; or

(b) the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13);or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities. R.S., c.15, s.193.

SCHEDULE "E"
FAIRNESS OPINION

February 4, 2008

The Independent Committee of the Board of Directors of Absolut Resources Corporation
Exchange Tower
Suite 3680, PO Box 99
130 King Street West
Toronto, Ontario
Canada M5X 1B1

Attention: Ms. Judy Baker,
Chairman of the Independent Committee

Dear Sirs:

Re: Offer by Aquiline Resources Inc. to Purchase Absolut Resources Corp.

Fraser Mackenzie Limited ("Fraser Mackenzie") understands that Aquiline Resources Inc. ("Aquiline") intends to enter into an agreement with Absolut Resources Corp. ("Absolut") pursuant to which Aquiline will acquire all of the issued and outstanding common shares of Absolut (the "Offer"). Pursuant to the terms of the Offer, we understand that the shareholders of Absolut will receive: (i) 0.1 common shares of Aquiline for each common share of Absolut, and (ii) 0.1 warrants of Aquiline for each one warrant of Absolut, subject to adjustments in certain events. The terms and conditions of, and other matters relating to, the Offer are set out in the Absolut Resources Corp. Information Circular (the "Circular").

The Opinion is provided pursuant to our engagement by the Independent Committee (the "Independent Committee") of the Board of Directors of Absolut (the "Board") to provide financial advice to the Independent Committee and the Board, including our opinion as to the fairness of the consideration to be received under the Offer from a financial point of view to the shareholders of Absolut (the "Opinion").

We understand that the Transaction is not subject to the formal valuation requirements under Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*. Accordingly, we have not been engaged to provide a formal valuation of Absolut or Aquiline or of the shares or assets of Absolut or Aquiline, and this Opinion should not be construed as such. Moreover, the advice and opinions provided are not intended to constitute an opinion as to the "fair value" of Absolut or Aquiline common shares. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances. We have had access to Absolut's and Aquiline's senior management group and were not, to our knowledge, denied any type of information or access which we requested.

Engagement

Absolut formally retained Fraser Mackenzie pursuant to an engagement letter dated October 5, 2007 (the "Engagement Letter"). The terms of the Engagement Letter provide that Fraser Mackenzie will receive a fee from Absolut for its services, including the delivery of the Opinion to the Independent Committee. In addition, Fraser Mackenzie is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by Absolut as described in the indemnity that forms part of the Engagement Letter. The fees payable to Fraser Mackenzie are not contingent in whole or in part upon the successful completion of the transactions contemplated by the Offer nor are they dependent on the conclusions reached by Fraser Mackenzie.

The Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Investment Dealers Association has not been involved in the preparation or review of this Opinion.

Credentials of Fraser Mackenzie Limited

Fraser Mackenzie is a Canadian independent investment banking firm with operations in corporate finance, equity sales and trading, and investment research. Fraser Mackenzie provides services to companies directly through investment banking professionals based in its Toronto, Canada head office and through its research analysts. Fraser Mackenzie professionals have participated in a significant number of transactions involving publicly traded companies and its investment banking professionals have extensive experience in preparing valuations and fairness opinions. The Opinion expressed herein represents the opinion of Fraser Mackenzie and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Independence of Fraser Mackenzie

Fraser Mackenzie is not an insider, associate, or affiliate (as such terms are defined in the *Securities Act* (Ontario) (the "Act")) of Absolut or Aquiline or any of their respective subsidiaries, associates or affiliates and is not an advisor to any person or company other than to Absolut with respect to the Engagement Letter.

Fraser Mackenzie has not acted as underwriter for Absolut or Aquiline in the past 24 months. Fraser Mackenzie has not entered into any other agreements or arrangements with Absolut or Aquiline or any of their affiliates with respect to any future dealings. Fraser Mackenzie may however, in the normal course of its business, provide financial advisory or investment banking services to Absolut, Aquiline or any of their respective affiliates from time to time. In addition, in the ordinary course of business, we may actively trade common shares and other securities of Absolut for its own account and for the accounts of our customers and accordingly may, at any time, hold a long or short position in such securities. As an investment dealer, Fraser Mackenzie conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Absolut or Aquiline or their respective associates or affiliates, or with respect to the Offer.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(i) the letter agreement between Aquiline and Absolut dated October 2, 2007 relating to the Offer;
(ii) draft of the Circular dated February 4, 2008;
(iii) the Amalgamation Agreement dated as of January 18, 2008 between Aquiline, 41310 Yukon Inc., and Absolut (the "Amalgamation Agreement");
(iv) audited consolidated financial statements and management discussion and analysis of Absolut and Aquiline for the fiscal years ended December 31, 2006, 2005 and 2004;
(v) the Aquiline Resources Inc. 2006 annual information form dated March 31, 2007;
(vi) unaudited consolidated financial statements and management discussion and analysis of Absolut and Aquiline for the three months ended March 31, 2007, June 30, 2007, and September 30, 2007;
(vii) draft consolidated financial statements of Aquiline for the three months ended September 30, 2007;
(viii) the technical report for the Pico Machay Gold Deposit located in Peru prepared by Caracle Creek International Consulting Inc. dated October 27, 2006;
(ix) the technical report for the Calcatreu Gold Project titled "A Preliminary Assessment and Economic Evaluation for the Calcatreu Gold-Silver Project" dated October 12, 2004 and the Initial Feasibility Study (Volume 1: Executive Summary) dated April 5, 2007;
(x) budgets and forecasts for Absolut's and Aquiline's operations prepared by management of the respective companies;
(xi) discussions with senior management of Absolut and Aquiline;
(xii) public information concerning the business, operations and financial performance of Absolut and Aquiline;
(xiii) public information concerning the business, operations and financial performance of other selected public companies;
(xiv) Absolut's and Aquiline's trading history until September 27, 2007, the last trading before the public announcement of the Offer;
(xv) representations contained in certificates addressed to us dated the date hereof from an officer of Absolut and Aquiline; and
(xvi) such other information, investigations and analyses as we considered necessary or appropriate in the circumstance.

In addition, Fraser Mackenzie has had discussions with Absolut's and Aquiline's management concerning Absolut's and Aquiline's respective business, operations, assets and financial condition and has undertaken and/or reviewed such other corporate, industry and financial market information, investigations and analyses as we considered necessary or appropriate under the circumstances.

Fraser Mackenzie has not, to the best of its knowledge, been denied access by Absolut or Aquiline to any information requested. Fraser Mackenzie did not meet with the auditors of Absolut or Aquiline and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Absolut and Aquiline and the reports of the auditors thereon.

Assumptions and Limitations

With the Independent Committee's approval and as provided for in the Engagement Letter, we have relied upon, and have assumed the reasonableness, completeness, accuracy and fair presentation of, all information (financial or otherwise), data, documents, advice, opinions, appraisals, valuations and representations obtained by us from public sources or provided to us by or on behalf of Absolut and Aquiline and their advisors or otherwise pursuant to our engagement and have assumed that all material information relating to either Absolut, Aquiline, their respective subsidiaries and affiliates or the Offer has been disclosed to us. We have not attempted to verify independently the reasonableness, accuracy or completeness of any such information, data, advice, opinions and representations. The Opinion is conditional upon such completeness, accuracy and fair presentation of such information. In accordance with the terms of the Engagement Letter, but subject to the exercise of professional judgement, and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of such information. A senior officer of Absolut has represented to us, in a certificate delivered as at the date hereof, amongst other things, that the information, data, advice, opinions and other materials (the "Information") provided to us orally or in writing by or on behalf of Absolut is accurate, complete and correct at the date the Information was provided to us and did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which such Information was presented and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition of Absolut, or in its assets, liabilities (contingent or otherwise), business operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets or liabilities of Absolut.

Fraser Mackenzie has assumed that that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Offer can proceed as scheduled and without material additional cost to Absolut or liability of Absolut to third parties, that the procedures being followed to implement the Offer are valid and effective, that all required documents will be distributed to the Absolut shareholders in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws. We have also assumed that all draft documents (if any) referred to under "Scope of Review" above are accurate versions, in all material respects, of the final form of such documents.

This Opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Absolut, as they were reflected in the Information. In preparing this Opinion, we conducted such analysis, investigations, research and testing of assumptions, and have considered such financial, economic and market criteria as were considered by us to be appropriate in the circumstances of our engagement. In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. We have assumed that all of the conditions required to implement the Transaction will be met and that the disclosure provided in the Circular is accurate in all material respects. We have further assumed that Absolut will not incur any material liability or obligation, or lose any material rights, as a result of the completion of the Transaction.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition, financial and otherwise, of Absolut, as it was reflected in the Information and as they have been represented to Fraser Mackenzie in discussions with management of Absolut. In its analyses and in preparing the Opinion, Fraser Mackenzie made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fraser Mackenzie or any party involved in the Offer.

Fraser Mackenzie believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion contained herein is only given as of the date hereof and we undertake no responsibility for advising of a change in our opinion as a result of any changes in fact which may occur after the date hereof. Without limiting the foregoing, in the event that there is a material change in any fact or matter affecting this Opinion after the date hereof, we reserve the right to change, modify or withdraw our Opinion.

We considered the Offer from the perspective of Absolut shareholders generally and did not consider the specific circumstances, particularly with respect to income tax consequences, of any particular Absolut shareholder. This Opinion is not to be construed as a recommendation to any shareholder of Absolut as to whether or not to approve the Transaction.

Opinion

This opinion is for the benefit and use by members of the Independent Committee and the Board in connection with their consideration of the Offer and does not constitute a recommendation to any holder of common shares of Absolut as to how such shareholder should respond to the Offer. This opinion may not be used or relied upon by any other person, and may not be published or otherwise used, without our prior written consent, other than as provided for in the Engagement Letter.

Based upon our analysis and subject to the foregoing, Fraser Mackenzie is of the opinion that, as of the date hereof, the consideration payable to shareholders of Absolut under the terms of the Offer is fair from a financial point of view to the shareholders of Absolut.

Very truly yours,

FRASER MACKENZIE LIMITED

AQUILINE RESOURCES INC.
Leading with results

TSX: AQI

ABSOLUT RESOURCES CORP.

TSX-V: ABS

FOR IMMEDIATE RELEASE **October 2, 2007**

Aquiline to Acquire Absolut Resources

Aquiline Resources Inc. ("Aquiline" or the "Company") (TSX: AQI) and Absolut Resources Corp. ("Absolut") (TSX-V: ABS) are pleased to report they have entered into a binding letter agreement (the "Letter Agreement") pursuant to which Aquiline offers to acquire 100% of the issued and outstanding shares of Absolut that it does not already own by way of a three way transaction (the "Transaction"). This is a transaction between two companies with an established historical relationship, and would result in the creation of a Gold Division within Aquiline, the initial focus of which will be Absolut's Pico Machay project in Peru and Aquiline's Calcatreu project in Argentina. If the Transaction is successful, Dan Noone, President and CEO of Absolut, will become Aquiline's President of the Peru subsidiary, and the team of technical engineers and geologists currently advancing Pico Machay will continue under Aquiline.

The combination of Aquiline and Absolut delivers to shareholders:

Advanced gold assets: Absolut's Pico Machay project in Peru has 580,000 inferred gold ounces (Mineral Resource Estimate, Caracle Creek International Consulting, Oct. 2006, see breakdown below in Table A), which is being advanced as described in the most recent Absolut press release dated *Sept. 26, 2007*. Absolut is currently completing engineering and metallurgical studies in support of permit applications. Studies to date (see Technical Report cited above) have reflected high gold recoveries (>88%) in a style of mineralisation that would be amenable to a low capital, low cost, heap leach operation.

Proven mining jurisdiction: Aquiline secures assets in another Spanish-speaking South American jurisdiction, with a well-established mining code and long track record of foreign ownership.

Technical expertise: Absolut has a team of engineers and metallurgists with mine-building experience based in Lima, Peru. Upon completion of this transaction, Aquiline intends to appoint Mr. Harry Burgess of Micon International to serve as an external director.

Aquiline has been a 10% shareholder of Absolut in the past, and currently owns 2,766,000 Common Shares representing approximately 9.7% of the issued and outstanding Common Shares of Absolut and 1,970,000 Absolut warrants exercisable at $0.75 and $1.00. Absolut currently has 28,375,247 shares issued and outstanding, 5,000,000 warrants (3,500,000 exercisable at a price of $0.75 per share until Aug. 26, 2008 and 1,500,000 exercisable at a price of $1.00 per share until December 6, 2007) and 2,450,000 options, at a weighted average exercise price of $0.72 with expiry dates from 2007 to 2012. The shares, unexercised warrants and options of Absolut will be exchangeable at the exchange ratio outlined below to shares, warrants and options of Aquiline, excluding Absolut shares and warrants held by Aquiline.

Marc Henderson, President and CEO of Aquiline, commented "With gold prices approaching record highs and Absolut making steady progress towards production at Pico Machay, now seemed like an

EXHIBIT B

excellent time for Aquiline to expand its gold interests. Our Calcatreu project is an attractive asset - particularly in the current price environment - but has been totally overshadowed by Navidad and will benefit from the geographic and jurisdictional diversification that Absolut brings to the table in this transaction."

Summary of Terms

The proposed structure of the Transaction will be finalized in a definitive agreement (the "Exchange Agreement"), the principal terms of which are expected to be announced within the next 30 days. The Transaction contemplates a three-way transaction between Aquiline, a wholly-owned Aquiline subsidiary to be incorporated for the purpose of the Transaction and Absolut. Aquiline's wholly-owned subsidiary will then be amalgamated with Absolut to create a new entity wholly owned by Aquiline, and the Absolut shareholders will receive Aquiline shares as follows: (i) 0.1 common shares of Aquiline for each common share of Absolut and (ii) 0.1 warrants of Aquiline for each one warrant of Absolut, subject to a price adjustment equal to the exchange ratio. The Agreement will provide for an adjustment of the exchange ratio based on the difference in trading prices of the respective companies. This value represents a premium of 70% over the value of Absolut's shares at closing on September 28, 2007 (closing price $0.60) and a 47% premium over the 61 day (last two months) volume weighted average trading price on the date ended Sept 28, 2007.

On completion of the proposed Transaction, which is expected to occur prior to the year end, and assuming no exercise of existing Absolut warrants and options, it is anticipated that Aquiline will issue an aggregate of 2,560,925 Aquiline common shares to Absolut shareholders, representing approximately 4.7% of the issued and outstanding common shares of Aquiline. This number could be increased by the number of warrants and options of Absolut exercised, but such effect is neutral as the offer comprises shares, warrants and options on the same ratio basis.

The Letter Agreement has received unanimous support from both Boards, and Absolut has established a Special Committee of its Board to engage a financial advisor who will deliver an independent valuation. Under the terms of the Letter Agreement, Aquiline and Absolut have agreed to grant each other exclusivity subject to certain exceptions and Absolut has agreed to pay Aquiline a break fee in the amount of $1,000,000 payable under the customary conditions should Absolut solicit or recommend alternative offers from competing parties.

Closing conditions will be detailed in the forthcoming Exchange Agreement, and will include but not be limited to the completion of due diligence investigations, shareholder approval by two-thirds of the votes cast by disinterested Absolut shareholders present and voting at a special meeting of shareholders called to approve the Transaction, compliance with the related party rules contained in Ontario Securities Commission Rule 61-501, and stock exchange approvals.

ABOUT AQUILINE RESOURCES

Aquiline Resources Inc. is a precious metals exploration and development company. The Company's core strategy is to acquire advanced stage high-grade precious metal deposits within the Americas. Aquiline's two main assets are the Calcatreu Gold Project, in Rio Negro Province, Argentina and the Navidad Silver Project in neighbouring Chubut Province. Aquiline operates Navidad in trust under an Interim Project Development Agreement. These projects both occur along the Gastre Fault, an emerging mineralized district in southern Argentina that consists of several near-surface zones of high-grade mineralization, amenable to open pit mining.

ABOUT ABSOLUT RESOURCES

Absolut Resources Corp. is a Peruvian-focused gold exploration and development company based in Toronto, Canada. Absolut strongly believes in an international best practices approach, and implements this on all its social and environmental decisions. Absolut has implemented a quality control program to ensure best practice. The required qualified person for the Pico Machay Gold Project is Mr. Dan Noone who is a member of the Australian Institute of Geoscientists and is the President and CEO of Absolut Resources Corp.

Table A – Pico Machay

Combined Zone (Inferred Resource as of October, 2005).			
Interval Au (g/t)	**Tonnes**	**Grade Au (g/t)**	**Contained Ounces Au**
0.3 – 0.5	4,664,000	0.39	58,000
0.5 – 1.0	6,833,000	0.73	161,000
>1.0	4,429,000	1.52	217,000
Total > 0.3	**15,926,000**	**0.85**	**437,000**
Sulphide Zone (Inferred Resource as of October, 2005).			
Interval Au (g/t)	**Tonnes**	**Grade Au (g/t)**	**Contained Ounces Au**
0.3 – 0.5	5,766,000	0.38	71,000
0.5 – 1.0	2,793,000	0.67	60,000
>1.0	341,000	1.30	14,000
Total > 0.3	**8,900,000**	**0.51**	**146,000**

"Inferred Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under certain Canadian rules, estimates of Inferred resources may not form the basis of feasibility or other economic studies.

FORWARD-LOOKING STATEMENTS

This press release includes certain "forward-looking statements". All statements, expressed or implied, regarding the ability of Aquiline to complete the proposed Transaction with Absolut are forward-looking statements that involve various risks and uncertainties, as disclosed under the heading "Risk Factors" and elsewhere in Aquiline documents filed from time to time with applicable regulatory authorities. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

For further information contact:

Marc Henderson
President and CEO, Aquiline Resources
Tel: (416) 599-4133

Or visit our website at www.Aquiline.com

Dan Noone
President and CEO, Absolut Resources
Tel. (416) 214 4654

www.absolutresources.com

Exchange: TSX-v Symbol: ABS

ABSOLUT RESOURCES CORP
Exchange Tower, Suite 3680
Box 99, 130 King West
Toronto, ON, Canada
M5X 1B1
www.absolutresources.com

Wednesday, September 26, 2007

ABSOLUT CUTS 75 METERS @ 1.39 G/T GOLD AT PICO MACHAY

Toronto, September 26, 2007 – Absolut Resources Corp. (TSX-V: ABS) is pleased to announce that it has received results from the first 20 of 56 drill holes from the drill out program on the Pico Machay Gold Project in Peru.

Early drilling was focussed on the extremities of the known mineralization, with drilling in the northeast of the deposit confirming the presence of a high grade core of mineralization trending northeast - southwest. Highlights of the drilling were holes ABS-199 intersecting 75m @ 1.39 g/t Au, including 15m @ 3.75 g/t Au; ABS-198 intersecting 112m @ 0.67 g/t Au, including 48m @ 1.19 and ABS-209 intersecting 58m @ 1.69 g/t Au.

All holes drilled on the northern extremity of the deposit intersected significant mineralization, with the exception of ABS-192, indicating the deposit remains open to the north.

Table 1.- Pico Machay Drill Hole Au Grade Summary

Hole		From (m)	To (m)	length (m)	Grade (g/t)
ABS-191		17.50	26.50	9.00	0.43
		38.50	58.00	19.50	0.30
ABS-192	No significant				
ABS-193		0.00	14.00	14.00	0.43
		25.00	47.50	22.50	0.44
	including	25.00	32.50	7.50	0.62
		59.50	62.50	3.00	0.33
ABS-194		0.00	49.00	49.00	0.61
	including	16.00	31.00	15.00	1.06
		55.00	71.50	16.50	0.37
ABS-195		19.00	43.00	24.00	0.31
ABS-196		80.50	95.50	15.00	0.53
ABS-197		29.50	65.50	36.00	0.33
ABS-198		0.00	112.00	112.00	0.67
	including	29.50	77.50	48.00	1.19
	including	41.50	61.00	19.50	2.01
ABS-199		10.00	85.00	75.00	1.39
	including	20.50	35.50	15.00	3.74
ABS-200		0.00	68.50	68.50	0.64
	including	14.50	28.00	13.50	1.05
ABS-201		0.00	37.00	37.00	0.50
		43.00	100.00	57.00	0.36
ABS-202		8.50	13.00	4.50	0.30
		23.50	70.00	46.50	0.99
	including	41.50	58.00	16.50	1.77

EXHIBIT C

ABSOLUT RESOURCES CORP
Exchange Tower, Suite 3680
Box 99, 130 King West
Toronto, ON, Canada
M5X 1B1
www.absolutresources.com

Hole		From (m)	To (m)	length (m)	Grade (g/t)
ABS-203		0.00	4.00	4.00	0.34
		13.00	22.00	9.00	0.33
		34.00	44.50	10.50	0.35
		56.00	80.50	24.50	0.39
ABS-204		0.00	32.50	32.50	0.52
	including	0.00	8.50	8.50	1.01
		44.50	49.00	4.50	0.33
		61.00	107.50	46.50	0.45
ABS-205		0.00	25.00	25.00	0.62
		53.50	80.50	27.00	0.64
	including	70.00	80.50	10.50	1.00
ABS-206		5.50	16.00	10.50	0.52
		23.50	47.50	24.00	0.52
	including	26.50	32.50	6.00	1.47
		70.00	86.50	16.50	0.57
ABS-207		0.00	70.00	70.00	0.46
	including	0.00	11.50	11.50	1.08
ABS-208		0.00	61.00	61.00	0.58
	including	0.00	16.00	16.00	1.18
ABS-209		0.00	58.00	58.00	1.69
	including	0.00	43.00	43.00	2.00
		74.50	80.50	6.00	0.36
ABS-210		0.00	79.00	79.00	0.75
	including	13.00	47.50	34.50	1.19

*Intersections are calculated using a 0.3 g/t Au cut-off and up to 1.5m of internal dilution

Pico Machay is characteristic of a high-sulphidation, epithermal gold system. The geological model has been repeatedly tested and additional drilling continues to delineate and expand the resource base.

The Company previously announced an independent preliminary Mineral Resource Estimate indicating an inferred in situ resource of 580,000 ounces of gold at Pico Machay Gold Project (see news release Sept.26, 2005). The Mineral Resource Estimate was prepared by Caracle Creek International Consulting Inc. (CCIC), of Sudbury, Canada. The Mineral Resource was calculated using a 0.3 g/t gold cut-off and comprises 436,623 ounces gold in the Oxide and Mixed Zones and 145,579 ounces gold in the Sulphide Zone. The Resource calculated for the Oxide and Mixed Zones (15.9 million tonnes grading 0.85 g/t Au) lies above an average depth of 75 metres.

Absolut has implemented a quality control program to ensure best practice in chemical sampling and analysis of surface and reverse circulation drilling samples.

All drilling has been performed using a Reverse Circulation Drill Rig. Samples are split on site under the supervision of Absolut Resources geologists. Sampling is done on one and a half meter

ABSOLUT RESOURCES CORP
Exchange Tower, Suite 3680
Box 99, 130 King West
Toronto, ON, Canada
M5X 1B1
www.absolutresources.com

intervals and samples are transported by Company staff to Santa Ana, Peru for direct shipping to Acme Laboratories in Lima, Peru. Acme Analytical Laboratories is an ISO 9001:2000-registered laboratory. Gold values are obtained by a 50 gram fire assay.

Absolut Resources Corp. is a precious metals exploration and development company based in Toronto, Canada. Absolut strongly believes in an international best practices approach, and implements this on all its social and environmental decisions. Absolut has implemented a quality control program to ensure best practice. The required qualified person for the Pico Machay Gold Project is Mr. Dan Noone who is a member of the Australian Institute of Geoscientists and is the President and CEO of Absolut Resources Corp.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. The actual results could differ materially from a conclusion, forecast or projection in the forward-looking information. Certain material factors or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking information. "

For inquiries please contact:

Daniel Noone
President & CEO
Phone 416 214 4654
Fax 416 599 4959

END